As filed with the Securities and Exchange Commission on April 22, 2005

                                                             File No. 333-120399
                                                              File No. 811-10011

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933         [ ]

          Pre-Effective Amendment No.                2          [X]
          Post-Effective Amendment No.                          [ ]

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940 [ ]
                          Amendment No.             15          [X]

                        (Check appropriate box or boxes)

                        SBL VARIABLE ANNUITY ACCOUNT XIV
         (NEA VALUEBUILDER RETIREMENT INCOME DIRECTOR VARIABLE ANNUITY)
                           (Exact Name of Registrant)

                     Security Benefit Life Insurance Company
                               (Name of Depositor)

              One Security Benefit Place, Topeka, Kansas 66636-0001 (Address of Depositor's Principal Executive Offices)

               Depositor's Telephone Number, Including Area Code:
                                 (785) 438-3000

                        Name of Agent for Service for Process:

                        Amy J. Lee, Associate General Counsel
                        Security Benefit Life Insurance Company
                        One Security Benefit Place
                        Topeka, KS 66636-0001

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this Registration.

It is proposed that this filing will become effective:

[ ]      immediately upon filing pursuant to paragraph (b) of Rule 485

[ ]      on May 1, 2005, pursuant to paragraph (b) of Rule 485

[ ]      60 days after filing pursuant to paragraph (a)(1) of Rule 485

[ ]      on May 1, 2005, pursuant to paragraph (a)(1) of Rule 485

If appropriate, check the following box:

[ ] this post-effective amendment designates a new effective date for a previously filed post-effective amendment.

Title of securities being registered: Interests in a separate account under individual flexible premium deferred variable annuity contracts.

Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with

Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a), may determine.

                                   PROSPECTUS


April __, 2005


          NEW VALUEBUILDER RETIREMENT INCOME DIRECTOR VARIABLE ANNUITY

                        Important Privacy Notice Included

                                 See Back Cover

[SECURITY DISTRIBUTORS, INC. LOGO]

          NEA VALUEBUILDER RETIREMENT INCOME DIRECTOR VARIABLE ANNUITY
                      INDIVIDUAL FLEXIBLE PURCHASE PAYMENT
                       DEFERRED VARIABLE ANNUITY CONTRACT

                ISSUED BY:                            MAILING ADDRESS:
SECURITY BENEFIT LIFE INSURANCE COMPANY  SECURITY BENEFIT LIFE INSURANCE COMPANY
ONE SECURITY BENEFIT PLACE               P.O. BOX 750497
TOPEKA, KANSAS 66636-0001                TOPEKA, KANSAS 66675-0497
1-800-NEA-VALU

      This Prospectus describes a flexible purchase payment deferred variable annuity contract (the "Contract") offered by Security Benefit Life Insurance Company (the "Company"). The Contract is available for individuals in connection with a retirement plan qualified under Section 403(b), 408 or 408A of the Internal Revenue Code. The Contract is designed to give you flexibility in planning for retirement.

      You may allocate your Purchase Payments to one or more of the Subaccounts that comprise a separate account of the Company, the Variable Annuity Account
XIV. Each Subaccount invests in a corresponding mutual fund (the "Underlying Fund"). The Subaccounts currently available under the Contract are:


-        AIM Basic Value
-        AIM Blue Chip
-        AIM Dynamics
-        AIM Mid Cap Core Equity
-        AIM Small Cap Growth
-        AIM Technology
-        American Century Heritage
-        American Century Select
-        American Century Equity Income
-        American Century International Growth
-        Ariel
-        Ariel Premier Bond
-        Calamos Growth
-        Calamos Growth and Income
-        Dreyfus Appreciation
-        Dreyfus Premier Strategic Value
-        Dreyfus Midcap Value
-        Dreyfus General Money Market
-        Fidelity Advisor Value Strategies
-        Fidelity Advisor Dividend Growth
-        PIMCO High Yield
-        Security Capital Preservation
-        Security Diversified Income
-        Security Income Opportunity
-        Security Global
-        Security Equity
-        Security Large Cap Growth
-        Security Mid Cap Value
-        Security Small Cap Growth
-        Security Social Awareness
-        Security Large Cap Value
-        Security Mid Cap Growth
-        Van Kampen Equity and Income
-        Van Kampen Comstock
-        Van Kampen Aggressive Growth
-        Wells Fargo Advantage Growth and Income
-        Wells Fargo Advantage Growh
-        Wells Fargo Advantage Small Cap Value
-        Wells Fargo Advantage Opportunity


      Amounts that you allocate to the Subaccounts under a Contract will vary based on investment performance of the Subaccounts. No minimum amount of Contract Value is guaranteed.

      When you are ready to receive annuity payments, the Contract provides several options for annuity payments. See "Annuity Options."


      This Prospectus concisely sets forth information about the Contract and the Separate Account that you should know before purchasing the Contract. The "Statement of Additional Information," dated April __, 2005, which has been filed with the Securities and Exchange Commission ("SEC"), contains certain additional information. The Statement of Additional Information, as it may be supplemented from time to time, is incorporated by reference into this Prospectus and is available at no charge. You may obtain a Statement of Additional Information or a prospectus for any of the Underlying Funds by writing the Company at One Security Benefit Place, Topeka, Kansas 66636 or by calling 1-800-NEA-VALU. The table of contents of the Statement of Additional Information is set forth on page 39 of this Prospectus.


      THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THE PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. YOU SHOULD READ THIS PROSPECTUS CAREFULLY AND RETAIN IT FOR FUTURE REFERENCE.

      THE CONTRACT IS NOT A DEPOSIT OF A BANK AND IS NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY. THE VALUE OF YOUR CONTRACT CAN GO UP AND DOWN AND YOU COULD LOSE MONEY.

DATE:  April __, 2005


   The variable annuity covered by this Prospectus is the subject of a pending patent application in the United States Patent and Trademark Office.

      The Contract is made available under the NEA Valuebuilder Program pursuant to an agreement between the Company (and certain of its affiliates) and certain subsidiaries of The National Education Association of the United States (the "NEA"). Pursuant to this agreement, the Company pays one of these subsidiaries an annual fee in exchange for receiving certain services in connection with the Contract. The NEA and its subsidiaries are not registered as broker-dealers and do not distribute the Contract or provide securities brokerage services. See "Information About the Company, the Separate Account, and the Funds" for more information about this arrangement.


      The SEC maintains a web site (http://www.sec.gov) that contains the Statement of Additional Information, material incorporated by reference and other information regarding companies that file electronically with the SEC.

                                TABLE OF CONTENTS


                                                                            Page
DEFINITIONS................................................................   5

SUMMARY....................................................................   6
   Purpose of the Contract.................................................   6
   The Separate Account and the Funds......................................   6
   Purchase Payments.......................................................   6
   Contract Benefits.......................................................   6
   Rider Benefits..........................................................   6
   Waiver of Withdrawal Charge -- Hardship.................................   7
   Free-Look Right.........................................................   7
   Charges and Deductions..................................................   7
   Tax-Free Exchanges......................................................
   Contacting the Company..................................................   8

EXPENSE TABLE..............................................................   8
   Contract Owner Transaction Expenses.....................................   9
   Periodic Expenses.......................................................   9
   Example.................................................................   9

INFORMATION ABOUT THE COMPANY, THE SEPARATE ACCOUNT, AND THE FUNDS.........  10
   Security Benefit Life Insurance Company.................................  10
   NEA Valuebuilder Program................................................
   Published Ratings.......................................................  11
   Separate Account........................................................  11
   Underlying Funds........................................................  11

THE CONTRACT...............................................................  12
   General.................................................................  12
   Application for a Contract..............................................  13
   Rider Benefits..........................................................  13
   Waiver of Withdrawal Charge -- Hardship.................................  15
   Purchase Payments.......................................................  15
   Allocation of Purchase Payments.........................................  16
   Dollar Cost Averaging Option............................................  17
   Asset Reallocation Option...............................................  17
   Transfers of Contract Value.............................................  18
   Contract Value..........................................................  20
   Determination of Contract Value.........................................  20
   Cut-Off Times...........................................................
   Full and Partial Withdrawals............................................  21
   Systematic Withdrawals..................................................  22
   Free-Look Right.........................................................  22
   Death Benefit...........................................................  23
   Distribution Requirements...............................................  23
   Death of the Annuitant..................................................  23

CHARGES AND DEDUCTIONS.....................................................  23
   Contingent Deferred Sales Charge........................................  23
   Mortality and Expense Risk Charge.......................................  24
   Administration Charge...................................................  24
   Rider Charge............................................................  24
   Premium Tax Charge......................................................  25
   Investment Adviser Charge...............................................  25
   Other Charges...........................................................  25
   Variations in Charges...................................................  25
   Guarantee of Certain Charges............................................  25
   Underlying Fund Expenses................................................  25

ANNUITY PERIOD.............................................................  25
   General.................................................................  25
   Annuity Options.........................................................  26
   Selection of an Option..................................................  28

MORE ABOUT THE CONTRACT....................................................  28
   Ownership...............................................................  28
   Designation and Change of Beneficiary...................................  28
   Dividends...............................................................  28
   Payments from the Separate Account......................................  28
   Proof of Age and Survival...............................................  29
   Misstatements...........................................................  29
   Restrictions on Withdrawals from Qualified Plans........................  29
   Restrictions under the Texas Optional Retirement Program................

FEDERAL TAX MATTERS........................................................  30
   Introduction............................................................  30
   Tax Status of the Company and the Separate Account......................  30
   Qualified Plans.........................................................  30

OTHER INFORMATION..........................................................  33
   Voting of Underlying Fund Shares........................................  33
   Substitution of Investments.............................................  33
   Changes to Comply with Law and Amendments...............................  34
   Reports to Owners.......................................................  34
   Electronic Privileges...................................................  34
   Legal Proceedings.......................................................  35
   Sale of the Contract....................................................
   Legal Matters...........................................................  36

PERFORMANCE INFORMATION....................................................  36

ADDITIONAL INFORMATION.....................................................  37
   Registration Statement..................................................  37


YOU MAY NOT BE ABLE TO PURCHASE THE CONTRACT IN YOUR STATE. YOU SHOULD NOT CONSIDER THIS PROSPECTUS TO BE AN OFFERING IF THE CONTRACT MAY NOT BE LAWFULLY OFFERED IN YOUR STATE. YOU SHOULD ONLY RELY UPON INFORMATION CONTAINED IN THIS PROSPECTUS OR THAT WE HAVE REFERRED YOU TO. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT.

   Financial Statements....................................................  37

TABLE OF CONTENTS FOR STATEMENT OF ADDITIONAL INFORMATION..................  37

OBJECTIVES AND STRATEGIES FOR UNDERLYING FUNDS.............................  38


YOU MAY NOT BE ABLE TO PURCHASE THE CONTRACT IN YOUR STATE. YOU SHOULD NOT CONSIDER THIS PROSPECTUS TO BE AN OFFERING IF THE CONTRACT MAY NOT BE LAWFULLY OFFERED IN YOUR STATE. YOU SHOULD ONLY RELY UPON INFORMATION CONTAINED IN THIS PROSPECTUS OR THAT WE HAVE REFERRED YOU TO. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT.

DEFINITIONS

      Various terms commonly used in this Prospectus are defined as follows:

      ACCUMULATION UNIT -- A unit of measure used to calculate Contract Value.

      ADMINISTRATIVE OFFICE -- The Annuity Administration Department of the Company, P.O. Box 750497, Topeka, Kansas 66675-0497.

      ANNUITANT -- The person that you designate on whose life annuity payments may be determined. If you designate Joint Annuitants, "Annuitant" means both Annuitants unless otherwise stated.

      ANNUITY -- A series of periodic income payments made by the Company to an Annuitant, Joint Annuitant, or Beneficiary during the period specified in the Annuity Option.

      ANNUITY OPTIONS -- Options under the Contract that prescribe the provisions under which a series of annuity payments are made.

      ANNUITY PERIOD -- The period beginning on the Annuity Start Date during which annuity payments are made.

      ANNUITY START DATE -- The date when annuity payments begin as elected by the Owner.

      ANNUITY UNIT -- A unit of measure used to calculate variable annuity payments under Options 1 through 4, 7 and 8.

      AUTOMATIC INVESTMENT PROGRAM -- A program pursuant to which Purchase Payments are automatically paid from your bank account on a specified day of each month or a salary reduction arrangement.

      BENEFIT AMOUNT -- An amount equal to Contract Value at the close of the final GMAB Term or, if you elected early termination of a GMAB Term, Contract Value on the date the Company received notice of such termination.

      CONTRACT DATE -- The date the Contract begins as shown in your Contract. Annual Contract anniversaries are measured from the Contract Date. It is usually the date that your initial Purchase Payment is credited to the Contract.

      CONTRACT VALUE -- The total value of your Contract which consists of amounts allocated to the Subaccounts as of any Valuation Date.

      CONTRACT YEAR -- Each twelve-month period measured from the Contract Date.

      DESIGNATED BENEFICIARY -- The person having the right to the death benefit, if any, payable upon the death of the Owner or the Joint Owner prior to the Annuity Start Date. The Designated Beneficiary is the first person on the following list who, if a natural person, is alive on the date of death of the Owner or the Joint Owner: the Owner; the Joint Owner; the Primary Beneficiary; the Secondary Beneficiary; the Annuitant; or if none of the above are alive, the Owner's Estate.

      GUARANTEED MINIMUM ACCUMULATION BENEFIT ("GMAB") -- A benefit under which the Company will apply an additional amount to your Contract at the close of the GMAB Term if your Contract Value on that date is less than the minimum amount specified under the terms of the Rider.

      GMAB TERM -- The initial period of two to 15 years (no partial years are permitted), as you elect in the application, which starts on the Contract Date and ends on the applicable Contract Anniversary. If you elect a new GMAB Term, it will start on the Valuation Date following the close of the prior GMAB Term and will end on the applicable anniversary of the start date of that GMAB Term. If a GMAB Term closes on a date that is not a Valuation Date, the GMAB Term will close on the next following Valuation Date. The final GMAB Term is the GMAB Term in which no new GMAB Term is elected.

      GUARANTEED MINIMUM WITHDRAWAL BENEFIT ("GMWB") -- A benefit under which the Company guarantees that you may make withdrawals of up to a specified amount each year during the GMWB Term until the Remaining Benefit Amount is reduced to $0.

      GMWB TERM -- The period that starts on the Valuation Date immediately following the close of the final GMAB Term and ends on the date of termination of the GMWB.

      GMWB YEAR -- GMWB Years are measured from the Valuation Date immediately following the close of the final GMAB Term or, in the event of a Reset, from the Reset Date.

      INVESTMENT ADVISER -- The investment adviser, Morningstar Associates, LLC, which is engaged by the Owner to provide investment management services in connection with Contract Value as a condition of issuance of the Rider. Under the Contract, "Investment Adviser" also means any replacement investment adviser designated by an affiliate of the Company.

      OWNER -- The person entitled to the ownership rights under the Contract and in whose name the Contract is issued.

      PARTICIPANT -- A Participant under a Qualified Plan.

      PURCHASE PAYMENT -- An amount paid to the Company as consideration for the Contract.

      REMAINING BENEFIT AMOUNT -- The amount available for future withdrawals under the GMWB. The Remaining Benefit Amount initially is equal to the Benefit Amount, which is reduced as you take withdrawals each year. The Benefit Amount as so reduced is referred to as the "Remaining Benefit Amount."

      RESET -- An increase in the Remaining Benefit Amount under the GMWB to an amount equal to 100% of Contract Value on the Reset Date.


      RESET DATE -- Any Valuation Date after the fifth anniversary of the Valuation Date immediately following the close of the final GMAB Term on which the Company accepts your election of a Reset. Any subsequent Reset Date shall be on or after the fifth anniversary of the most recent Reset Date.


      RIDER -- The Rider issued with the Contract, which provides the GMAB and GMWB, as discussed under "Rider Benefits."

      SEPARATE ACCOUNT -- The Variable Annuity Account XIV, a separate account of the Company that consists of accounts, referred to as Subaccounts, each of which invests in a corresponding Underlying Fund.

      SUBACCOUNT -- A division of the Separate Account of the Company which invests in a corresponding Underlying Fund.

      UNDERLYING FUND -- A mutual fund or series thereof that serves as an investment vehicle for its corresponding Subaccount.

      VALUATION DATE -- Each date on which the Separate Account is valued, which currently includes each day that the New York Stock Exchange is open for trading. The New York Stock Exchange is closed on weekends and on the following holidays: New Year's Day, Martin Luther King, Jr. Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day, and Christmas Day.

      VALUATION PERIOD -- A period used in measuring the investment experience of each Subaccount of the Separate Account. The Valuation Period begins at the close of one Valuation Date and ends at the close of the next succeeding Valuation Date.

      WITHDRAWAL VALUE -- The amount you will receive upon full withdrawal of the Contract. It is equal to Contract Value, less any applicable withdrawal charges, and any uncollected premium taxes. The Withdrawal Value during the Annuity Period under Option 7 is the present value of future annuity payments commuted at the assumed interest rate, less any applicable withdrawal charges and any uncollected premium taxes.

SUMMARY

      This summary provides a brief overview of the more significant aspects of the Contract. Further detail is provided in this Prospectus, the Statement of Additional Information, and the Contract.

PURPOSE OF THE CONTRACT -- The flexible purchase payment deferred variable annuity contract (the "Contract") described in this Prospectus is designed to give you flexibility in planning for retirement.

      You may purchase the Contract, on an individual basis, in connection with a retirement plan qualified under Section 403(b), 408 or 408A of the Internal Revenue Code of 1986, as amended ("Qualified Plan"). Please see the discussion under "The Contract" for more detailed information.

THE SEPARATE ACCOUNT AND THE FUNDS -- The Separate Account is currently divided into accounts, each referred to as a Subaccount. See "Separate Account."

      You may allocate your Purchase Payments among the Subaccounts. Each Subaccount invests exclusively in shares of a corresponding Underlying Fund, each of which has a different investment objective and policies. Amounts that you allocate to the Subaccounts will increase or decrease in dollar value depending on the investment performance of the Underlying Fund in which such Subaccount invests. You bear the investment risk for amounts allocated to a Subaccount.

PURCHASE PAYMENTS -- Your initial Purchase Payment must be at least $25,000. Thereafter, you may choose the amount and frequency of Purchase Payments, except that the minimum subsequent Purchase Payment is $1,000 ($25 under an Automatic Investment Program). See "Purchase Payments."

CONTRACT BENEFITS -- You may transfer Contract Value among the Subaccounts, subject to certain restrictions as described in "The Contract."

      At any time before the Annuity Start Date, you may surrender a Contract for its Withdrawal Value, and may make partial withdrawals, including systematic withdrawals, from Contract Value. See "Full and Partial Withdrawals" and "Federal Tax Matters" for more information about withdrawals, including the 10% penalty tax that may be imposed upon full and partial withdrawals (including systematic withdrawals) made prior to the Owner attaining age 59-1/2.

      The Contract provides for a death benefit upon the death of the Owner prior to the Annuity Start Date. See "Death Benefit" for more information. The Contract provides for several Annuity Options on either a variable basis, a fixed basis, or both. The Company guarantees annuity payments under the fixed Annuity Options. See "Annuity Period."

RIDER BENEFITS -- The Contract is issued with a Rider that provides the following benefits:

-     Guaranteed Minimum Accumulation Benefit ("GMAB"); and

-     Guaranteed Minimum Withdrawal Benefit ("GMWB").


The Rider is issued by the Company on the condition that you have engaged Morningstar Associates, LLC (the "Investment Adviser") to provide investment management services in connection with your Contract Value. The Investment Adviser will have discretion over the allocation of your Contract Value among the various Subaccounts, including the discretion to change the allocation among Subaccounts from time to time. The Investment Adviser plans to reallocate your Contract Value among the Subaccounts at a minimum on a quarterly basis. More information about the Investment

Adviser and the advisory relationship will be provided at the time you engage the Investment Adviser to provide the investment management services. The Investment Adviser and the Company are not affiliated. The Investment Adviser provides no services other than those described in the advisory agreement between you and the Investment Adviser. If you terminate the Investment Adviser's services, the Rider will automatically terminate as of the date the Company receives notice of such termination. See "Rider Benefits."


WAIVER OF WITHDRAWAL CHARGE -- HARDSHIP -- The Contract makes available a waiver of any withdrawal charge in the event the Owner experiences a hardship, as defined for purposes of Section 401(k) of the Internal Revenue Code of 1986, as amended. The Company may require you to provide satisfactory proof of hardship. Effective as of the date of the first withdrawal under the terms of this waiver provision, no additional Purchase Payments may be made to the Contract. See "Waiver of Withdrawal Charge -- Hardship."

FREE-LOOK RIGHT -- You may return the Contract within the Free-Look Period, which is generally a ten-day period beginning when you receive the Contract. Purchase Payments received during the Free-Look period will be allocated according to your instructions contained in the application or more recent instructions, if any. If you return your Contract during the Free-Look Period, the Company will refund to you Contract Value based upon the value of Accumulation Units next determined after we receive your Contract, plus any charges deducted from such Contract Value. Some states' laws require us to refund your Purchase Payments instead of your Contract Value. If your Contract is delivered in one of those states and you return your Contract during the Free-Look Period, the Company will refund Purchase Payments allocated to the Subaccounts rather than Contract Value.

CHARGES AND DEDUCTIONS -- The Company does not deduct sales load from Purchase Payments before allocating them to your Contract Value. Certain charges will be deducted in connection with the Contract as described below.

      CONTINGENT DEFERRED SALES CHARGE. If you withdraw Contract Value, the Company may deduct a contingent deferred sales charge (which may also be referred to as a "withdrawal charge"). The withdrawal charge will be waived on withdrawals to the extent that total withdrawals in a Contract Year, including systematic withdrawals, do not exceed the Free Withdrawal amount defined as follows.

      The Free Withdrawal amount is equal in the first Contract Year, to 10% of Purchase Payments made during the year and, in any subsequent Contract Year, to 10% of Contract Value as of the first Valuation Date of that Contract Year. The withdrawal charge applies to the portion of any withdrawal consisting of Purchase Payments that exceeds the Free Withdrawal amount. The withdrawal charge does not apply to withdrawals of earnings. Also, under the GMWB, withdrawals of up to the Annual Withdrawal Amount are not subject to a withdrawal charge but reduce the Free Withdrawal amount otherwise available in that Contract Year.

      The amount of the charge will depend on how long your Purchase Payments have been held under the Contract. Each Purchase Payment you make is considered to have a certain "age," depending on the length of time since the Purchase Payment was effective. A Purchase Payment is "age one" in the year beginning on the date the Purchase Payment is received by the Company and increases in age each year thereafter. The withdrawal charge is calculated according to the following schedule:

PURCHASE PAYMENT AGE        WITHDRAWAL
     (IN YEARS)               CHARGE
--------------------        ----------
          1                     8%
          2                     8%
          3                     7%
          4                     6%
          5                     5%
          6                     4%
          7                     3%
          8                     2%
          9                     1%
     10 and over                0%

      The amount of total withdrawal charges assessed against your Contract will never exceed 8% of Purchase Payments paid under the Contract. In addition, no withdrawal charge will be assessed upon: (1) payment of death benefit proceeds, or (2) annuity options that provide for payments for life, or a period of at least seven years. See "Contingent Deferred Sales Charge."

      MORTALITY AND EXPENSE RISK CHARGE. The Company deducts a charge for mortality and expense risks assumed by the Company under the Contract. The Company deducts a daily charge equal to 1.10%, on an annual basis, of each Subaccount's average daily net assets. During the Annuity Period, the mortality and expense risk charge is 1.25% under Options 1 through 4, 7 and 8, in lieu of the amount set forth above. The Company will deduct this charge for the life of the Contract beginning on the Contract Date. See "Mortality and Expense Risk Charge."

      ADMINISTRATION CHARGE. The Company deducts a daily administration charge equal to an annual rate of 0.15% of each Subaccount's average daily net assets. See "Administration Charge."

      RIDER CHARGE. The Company deducts a monthly charge for the risks assumed by the Company under the Rider in an amount equal to 0.43%, on an annual basis, of Contract Value. The Company will deduct the Rider charge from Contract Value while the Rider is in force. (See "Rider Benefits" for a discussion of the circumstances under which the Rider will terminate.) The Company may increase the charge for this Rider upon election of a Reset or a new GMAB Term, or upon reinstatement of the Rider, as discussed under "Rider Benefits." The Company reserves the right to increase the Rider charge at the time of any such Reset or the start of a new GMAB Term or upon reinstatement; however, the Company guarantees the Rider charge upon increase will not exceed 1.50% on an annual basis. See "Rider Charge."

      PREMIUM TAX CHARGE. The Company assesses a premium tax charge to reimburse itself for any premium taxes that it incurs with respect to this Contract. This charge will usually be deducted on the Annuity Start Date or upon a full or partial withdrawal if a premium tax was incurred by the Company and is not refundable. The Company reserves the right to deduct such taxes when due or anytime thereafter. Premium tax rates currently range from 0% to 3.5%. See "Premium Tax Charge."

      INVESTMENT ADVISER CHARGE. As a condition of purchase of the Rider, you are required to engage the Investment Adviser to provide investment management services in connection with your Contract Value. The Investment Adviser charges a fee for such services in an amount equal to 0.12%, on an annual basis, of your Contract Value. The Investment Adviser charge is not fixed or specified under the terms of your Contract and is subject to change by the Investment Adviser. The Company deducts the charge from your Contract Value on a monthly basis and promptly pays such amounts to the Investment Adviser. The Company will stop assessing the monthly Investment Adviser charge upon receipt of notice from you or the Investment Adviser that you have terminated the Investment Adviser's services. In addition, the Rider will automatically terminate upon the Company's receipt of notice of such termination. See "Investment Adviser Charge" and "Rider Benefits."


      OTHER EXPENSES. Investment advisory fees and operating expenses of each Underlying Fund are paid by the Fund and are reflected in the net asset value of its shares. The Owner indirectly bears a pro rata portion of such fees and expenses. See the prospectuses for the Underlying Funds for more information about Underlying Fund expenses.



      The Company may charge the Separate Account or the Subaccounts for the federal, state, or local taxes incurred by the Company that are attributable to the Separate Account or the Subaccounts, or to the operations of the Company with respect to the Contract, or that are attributable to payment of premiums or acquisition costs under the Contract. No such charge is currently assessed. See "Tax Status of the Company and the Separate Account" and "Charge for the Company's Taxes."


TAX-FREE EXCHANGES -- You can generally exchange one contract for another in a "tax-free exchange" under Section 1035 of the Internal Revenue Code. Before making an exchange, you should compare both contracts carefully. Remember that if you exchange another contract for the one described in this prospectus, you might have to pay a withdrawal charge and tax, including a possible penalty tax, on your old contract, there will be a new withdrawal charge period for this Contract, other charges may be higher (or lower) and the benefits may be different. You should not exchange another contract for this one unless you determine, after knowing all the facts, that the exchange is in your best interest and not just better for the person trying to sell you this Contract (that person will generally earn a commission if you buy this Contract through an exchange or otherwise). If you contemplate such an exchange, you should consult a tax adviser to discuss the potential tax effects of such a transaction.

CONTACTING THE COMPANY -- You should direct all written requests, notices, and forms required by the Contract, and any questions or inquiries to the Company, P.O. Box 750497, Topeka, Kansas 66675-0497 or by phone by calling (785) 438-3112 or 1-800-NEA-VALU.

EXPENSE TABLE

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Contract.

CONTRACT OWNER TRANSACTION EXPENSES are fees and expenses that you will pay when you purchase the Contract or make withdrawals from the Contract. The information below does not reflect state premium taxes, which may be applicable to your Contract. During the Annuity Period, the Company may impose different fees and expenses not reflected in the following tables or Example. See "Mortality and Expense Risk Charge."



Sales Load on Purchase Payments                                                                         None

Deferred Sales Charge (as a percentage of amount withdrawn attributable to Purchase Payments)(1)         8%

Transfer Fee (per transfer)                                                                             None



PERIODIC EXPENSES are fees and expenses that you will pay periodically during the time that you own the Contract, not including fees and expenses of the Underlying Funds.



                                                                                                 Current     Guaranteed
Separate Account Annual Expenses (as a percentage of average Subaccount daily net assets)        Charges     Charges
 Annual Mortality and Expense Risk Charge(2)                                                      1.10%        1.10%
 Annual Administration Charge                                                                     0.15%        0.15%
 Annual Rider Charge(3)                                                                           0.43%        1.50%
 Annual Investment Adviser Charge(4)                                                              0.12%        0.12%*
 Total Separate Account Annual Expenses                                                           1.80%        2.87%



--------------



(1) The amount of the contingent deferred sales charge is determined by reference to how long your Purchase Payments have been held under the Contract. A free withdrawal is available in each Contract Year equal to
      (1) 10% of Purchase Payments in the first Contract Year, and (2) 10% of Contract Value as of the first Valuation Date of the Contract Year in each subsequent Contract Year. See "Full and Partial Withdrawals" and "Contingent Deferred Sales Charge" for more information.



(2) During the Annuity Period, the mortality and expense risk charge under Options 5 and 6 is calculated and deducted as set forth above. However, during the Annuity Period, the annual mortality and expense risk charge is 1.25% under Annuity Options 1 through 4, 7 and 8, in lieu of the amounts described above. See the discussion under "Mortality and Expense Risk Charge."



(3) The Company may increase the Rider charge if you elect a Reset or a new GMAB Term or upon reinstatement of the Rider; the Company guarantees that if the Rider charge is increased, it will not exceed 1.50% on an annual basis. Please see the discussion under "Rider Charge." The Company guarantees the current Rider charge of 0.43% on an annual basis; provided that you do not elect a Reset or a new GMAB Term or effect a reinstatement.



(4) As a condition of purchase of the Rider, the Company requires that you engage the Investment Adviser to provide investment management services in connection with your Contract Value. The Investment Adviser charges a fee for its services in an amount equal to 0.12%, on an annual basis, of your Contract Value.



*THE INVESTMENT ADVISER CHARGE IS NOT SPECIFIED OR FIXED UNDER THE TERMS OF THE CONTRACT AND IS SUBJECT TO CHANGE BY THE INVESTMENT ADVISER.


The table below shows the minimum and maximum total operating expenses charged by the Underlying Funds. You will pay the expenses of the Underlying Funds corresponding to the Subaccounts in which you invest during the time that you own the Contract. More detail concerning each Underlying Fund's fees and expenses is contained in its prospectus.

                                                                MINIMUM       MAXIMUM
                                                                -------       -------
Total Annual Underlying Fund Operating Expenses(1)                0.80%         2.09%

(1) Expenses deducted from Underlying Fund assets include management fees, distribution fees, service fees and other expenses. The maximum expenses above represent the total annual operating expenses of that Underlying Fund with the highest total operating expenses for the period ended December 31, 2004, and the minimum expenses represent the total annual operating expenses of that Underlying Fund with the lowest total operating expenses for the period ended December 31, 2004. Current and future total operating expenses of the Underlying Funds could be higher or lower than those shown in the table.

EXAMPLE -- This Example is intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include Contract Owner transaction expenses, guaranteed (rather than current) separate account annual expenses and Underlying Fund fees and expenses but do not include state premium taxes, which may be applicable to your Contract.

      The Example assumes that you invest $10,000 in the Contract for the time periods indicated. The Example also assumes that your investment has a 5% return each year and assumes the maximum fees and expense of any of the Underlying Funds and the Contract. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

                                                1       3        5        10
                                              YEAR    YEARS    YEARS    YEARS
                                              ------  ------   ------   ------
If you surrender your Contract at the end of
 the applicable time period                   $1,126  $2,029   $2,843   $4,970

If you do not surrender or you annuitize your
 Contract(1)                                  $  496  $  992   $1,489   $4,970



1. Although this Example assumes that no withdrawal charges apply if you annuitize your Contract, your annuity payments will be subject to a withdrawal charge if your annuity payments are based upon Purchase Payments that have been held under the Contract for less than nine years and you have elected a non-life annuity option that provides for payments for a period of less than seven years. In such event, the Company will impose a withdrawal charge on that portion of any annuity payment consisting of Purchase Payments that have been held under the Contract for less than nine years.


INFORMATION ABOUT THE COMPANY, THE SEPARATE ACCOUNT, AND THE FUNDS

SECURITY BENEFIT LIFE INSURANCE COMPANY -- The Company is a life insurance company organized under the laws of the State of Kansas. It was organized originally as a fraternal benefit society and commenced business February 22, 1892. It became a mutual life insurance company under its present name on January 2, 1950.

      On July 31, 1998, the Company converted from a mutual life insurance company to a stock life insurance company ultimately controlled by Security Benefit Mutual Holding Company, a Kansas mutual holding company. Membership interests of persons who were Owners as of July 31, 1998 became membership interests in Security Benefit Mutual Holding Company as of that date, and persons who acquire policies from the Company after that date automatically become members in the mutual holding company.

      The Company offers life insurance policies and annuity contracts, as well as financial and retirement services. It is admitted to do business in the District of Columbia, and all states except New York. As of the end of 2004, the Company had total assets of approximately $11.3 billion. Together with its subsidiaries, the Company has total funds under management of approximately $14.7 billion.

      The Principal Underwriter for the Contract is Security Distributors, Inc. ("SDI"), One Security Benefit Place, Topeka, Kansas 66636-0001. SDI, an affiliate of the Company, is registered as a broker-dealer with the SEC and is a wholly-owned subsidiary of Security Benefit Corporation, a financial services holding company, which is wholly owned by Security Benefit Mutual Holding Company.


NEA VALUEBUILDER PROGRAM -- The Contract is made available under the NEA Valuebuilder Program pursuant to an agreement (the "Agreement") among the Company (and certain of its affiliates), NEA's Member Benefits Corporation ("MBC"), and MBC's subsidiary, NEA's MBC Investor Services Company ("ISC"). MBC and ISC are direct and indirect subsidiaries, respectively, of The National Education Association of the United States (the "NEA"). The NEA Valuebuilder Program was established by the NEA to encourage its members to save for retirement.



      Pursuant to the Agreement, the Company and its affiliates provide retirement plan products, such as the Contract, to NEA members. Also pursuant to the Agreement, the Company pays a fee to ISC, in exchange for which ISC and/or MBC provides certain services for the NEA Valuebuilder Program and designates the Company as the exclusive provider of retirement plan products to NEA members. Pursuant to the Agreement, MBC promotes the NEA Valuebuilder Program to NEA members. MBC also monitors the satisfaction of NEA members with the NEA Valuebuilder Program, conducts quality assurance work and provides feedback concerning customer satisfaction with the NEA Valuebuilder Program. Under the terms of the Agreement, ISC and/or MBC provides certain services to the Company that the Company might otherwise purchase from a third party vendor, for example, services provided in connection with promoting the NEA Valuebuilder Program in NEA publications. You may wish to take into account the Agreement and the fee paid to ISC when considering and evaluating any communications by the NEA and its subsidiaries relating to the Contract. You should particularly note that the Agreement grants the Company and its affiliates an exclusive right to offer products, including the Contract, under the NEA Valuebuilder Program, except for products NEA's MBC may, subject to limitations of the Agreement, make available in the future to NEA members on the members-only section of NEA's website. Accordingly, except as noted above, during the term of the Agreement NEA's MBC may not enter into arrangements with other providers of similar retirement programs or otherwise promote or make available to NEA members retirement plan products that compete with products developed by the Company and its affiliates.



      Neither the NEA, MBC, nor ISC is registered as a broker-dealer or has a role in distributing the Contract or in providing any securities brokerage services. The Company and its affiliates are not affiliated with the NEA, MBC, or ISC.



      ISC, an investment adviser registered with the SEC, monitors performance of investment options made available under the NEA Valuebuilder Program, including the Subaccounts. ISC evaluates and tracks such performance monthly, using independent, publicly available ranking services. ISC makes its monthly reports available to NEA members. Upon your request, ISC will deliver a copy of
Part II of its Form ADV, which contains more information about how ISC evaluates and tracks performance. You may request a copy of such form by calling ISC at 1-800-637-4636.


PUBLISHED RATINGS -- The Company may from time to time publish in advertisements, sales literature and reports to Owners, the ratings and other information assigned to it by one or more independent rating organizations such as A. M. Best Company and Standard & Poor's. The purpose of the ratings is to reflect the financial strength and/or claims-paying ability of the Company and should not be considered as bearing on the investment performance of assets held in the Separate Account. Each year A. M. Best Company reviews the financial status of thousands of insurers, culminating in the assignment of Best's Ratings. These ratings reflect their current opinion of the relative financial strength and operating performance of an insurance company in comparison to the norms of the life/ health insurance industry. In addition, the claims-paying ability of the Company as measured by Standard & Poor's Insurance Ratings Services may be referred to in advertisements or sales literature or in reports to Owners. These ratings are opinions of an operating insurance company's financial capacity to meet the obligations of its insurance and annuity policies in accordance with their terms. Such ratings do not reflect the investment performance of the Separate Account or the degree of risk associated with an investment in the Separate Account.

SEPARATE ACCOUNT -- The Company established the Separate Account under Kansas law on June 26, 2000. The Contract provides that the income, gains, or losses of the Separate Account, whether or not realized, are credited to or charged against the assets of the Separate Account without regard to other income, gains, or losses of the Company. Kansas law provides that assets in a separate account attributable to the reserves and other liabilities under a contract may not be charged with liabilities arising from any other business that the insurance company conducts if, and to the extent the contract so provides. The Contract contains a provision stating that assets held in the Separate Account may not be charged with liabilities arising from other business that the Company conducts. The Company owns the assets in the Separate Account and is required to maintain sufficient assets in the Separate Account to meet all Separate Account obligations under the Contract. The Company may transfer to its general account assets that exceed anticipated obligations of the Separate Account. All obligations arising under the Contract are general corporate obligations of the Company. The Company may invest its own assets in the Separate Account for other purposes, but not to support contracts other than variable annuity contracts, and may accumulate in the Separate Account proceeds from Contract charges and investment results applicable to those assets.

      The Contract provides that the income, gains and losses, whether or not realized, are credited to, or charged against, the assets of each Subaccount without regard to the income, gains or losses in the other Subaccounts. Each Subaccount invests exclusively in shares of a corresponding Underlying Fund. The Company may in the future establish additional Subaccounts of the Separate Account, which may invest in other Underlying Funds or in other securities or investment vehicles. See "Substitution of Investments."

      The Separate Account is registered with the SEC as a unit investment trust under the Investment Company Act of 1940 (the "1940 Act"). Registration with the SEC does not involve supervision by the SEC of the administration or investment practices of the Separate Account or of the Company.

UNDERLYING FUNDS -- Each Underlying Fund is an open-end management investment company of the series type and is registered with the SEC under the 1940 Act. Such registration does not involve supervision by the SEC of the investments or investment policy of the Underlying Funds. Each Underlying Fund pursues different investment objectives and policies. Shares of each Underlying Fund are available to the general public. A summary of the investment objective of each of the Underlying Funds is set forth at the end of this Prospectus. We cannot assure that any Underlying Fund will achieve its objective. More detailed information is contained in the prospectus of each Underlying Fund, including information on the risks associated with its investments and investment techniques.

      PROSPECTUSES FOR THE UNDERLYING FUNDS SHOULD BE CAREFULLY READ IN CONJUNCTION WITH THIS PROSPECTUS BEFORE INVESTING. YOU MAY OBTAIN PROSPECTUSES FOR THE UNDERLYING FUNDS BY CALLING 1-800-NEA-VALU.


      ADMINISTRATIVE, MARKETING, AND SUPPORT SERVICE PAYMENTS. The Company (and its affiliates) may receive payments from the Underlying Funds, their advisers, sub-advisers, and distributors, or affiliates thereof, in consideration for distribution, administrative, marketing, and other services the Company (or its affiliates) provides. The Company negotiates these payments and thus they differ by Underlying Fund (sometimes substantially), and the amounts the Company (or its affiliates) receive may be significant. Making these payments may provide an adviser, sub-adviser, or distributor (or affiliate thereof) with increased access to the Company and its affiliates involved in the distribution of the Contract. Proceeds from these payments may be used for any corporate purpose, including payment of expenses that the Company and its affiliates incur in promoting, issuing, distributing, and administering the Contract.



      12B-1 FEES. The Company and/or its affiliate, Security Distributors, Inc. ("SDI"), the principal underwriter for the Contract, receive 12b-1 fees from certain of the Underlying Funds, their distributors, or affiliates thereof that are based on a percentage of the average daily net assets of the particular Underlying Fund attributable to the Contract and certain other variable insurance contracts issued or administered by the Company (or its affiliates). Rule 12b-1 fees are paid out of Underlying Fund assets as part of the Underlying Fund's total annual underlying fund operating expenses. Payments made out of Underlying Fund assets will reduce the amount of assets that you otherwise would have available for investment, and will reduce the return on your investment. The Company and SDI anticipate they will receive 12b-1 fees ranging from 0% to 0.50% of the average net assets of the Contract invested in the Underlying Fund on an annual basis.



      ADMINISTRATIVE PAYMENTS. The Company (or its affiliates) also receives from the investment advisers, sub-advisers, or distributors (or affiliates thereof) of certain of the Underlying Funds a servicing fee for administrative and other services the Company (or its affiliates) provides relating to Separate Account operations. These payments are based on a percentage of the average daily net assets of the particular Underlying Fund attributable to the Contract and to certain other variable insurance contracts issued or administered by the Company (or its affiliates). Payments of fees under these agreements do not increase the fees or expenses paid by the Underlying Funds or their shareholders. The Company and its affiliates anticipate they will receive administrative payments that range from 0.05% to 0.50% of the average net assets of the Contract invested in the Underlying Fund on an annual basis.



      OTHER PAYMENTS. An Underlying Fund's adviser, sub-adviser, distributor, or affiliates may provide the Company (or its affiliates) and/or broker-dealers that sell the Contract ("selling firms") with wholesaling services to assist the Company in the distribution of the Contract, may pay the Company (or its affiliates) and/or selling firms amounts to participate in national and regional sales conferences and meetings with the sales desks, and may provide the Company (or its affiliates) and/or selling firms with occasional gifts, meals, tickets, or other compensation as an incentive to market the Underlying Funds and to cooperate with their promotional efforts.



For details about the compensation payments the Company makes in connection with the sale of the Contract, see "Sale of the Contract."



      TOTAL PAYMENTS. The Company and its affiliates, including SDI, anticipate they will receive payments from the Underlying Funds, their advisers, sub-advisers, and distributors, or affiliates thereof in the form of 12b-1 fees and administrative payments that range in total from 0.25% to 0.55% of the average net assets of the Contract invested in the Underlying Funds on an annual basis.



      SELECTION OF UNDERLYING FUNDS. The Company selects the Underlying Funds offered through the Contract based on several criteria, including asset class coverage, the strength of the investment adviser's (or sub-adviser's) reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm. Another factor the Company considers during the selection process is whether the Underlying Fund, its adviser, its sub-adviser, or an affiliate will compensate the Company for providing administrative, marketing, and support services, as described above. The Company also considers whether the Underlying Fund's adviser is one of its affiliates, and whether the Underlying Fund, its adviser, sub-adviser, or distributor (or an affiliate) can provide marketing and distribution support for sale of the Contract. The Company reviews each Underlying Fund periodically after it is selected. Upon review, the Company may remove an Underlying Fund or restrict allocation of additional Purchase Payments and/or transfers of Contract Value to an Underlying Fund if it determines the Underlying Fund no longer meets one or more of the criteria and/or if the Underlying Fund has not attracted significant contract owner assets. The Company does not recommend or endorse any particular Underlying Fund, and does not provide investment advice.


THE CONTRACT

GENERAL -- The Company issues the Contract offered by this Prospectus. It is a flexible Purchase Payment deferred variable annuity. The Contract is significantly different from a fixed annuity contract in that it is the Owner under a Contract who assumes the risk of investment gain or loss rather than the Company. When you are ready to begin receiving annuity payments, the Contract provides several Annuity Options under which the Company will pay periodic annuity payments on a variable basis, a fixed basis or both, beginning on the Annuity Start Date. The amount that will be available for annuity payments will depend on the investment performance of the Subaccounts to which you have allocated Purchase Payments.

      The Contract is available for purchase by an individual in connection with certain tax qualified retirement plans that meet the requirements of Section 403(b), 408 or 408A of the Internal Revenue Code ("Qualified Plan"). Certain federal tax advantages are currently available to retirement plans that qualify as annuity purchase plans of public school systems and certain tax-exempt organizations under Section 403(b). If you are purchasing the contract as an investment vehicle for a section 403(b), 408 or 408A Qualified Plan, you should consider that the contract does not provide any additional tax advantage beyond that already available through the Qualified Plan. However, the contract does offer features and benefits in addition to providing tax deferral that other investments may not offer, including death benefit protection for your beneficiaries and annuity options which guarantee income for life. You should consult with your financial professional as to whether the overall benefits and costs of the Contract are appropriate considering your circumstances.

APPLICATION FOR A CONTRACT -- If you wish to purchase a Contract, you may submit an application and an initial Purchase Payment to the Company, as well as any other form or information that the Company may require. The Company reserves the right to reject an application or Purchase Payment for any reason, subject to the Company's underwriting standards and guidelines and any applicable state or federal law relating to nondiscrimination.

      The maximum age of an Owner or Annuitant for which a Contract will be issued is age 80. If there are Joint Annuitants, the maximum issue age will be determined by reference to the older Annuitant.

RIDER BENEFITS -- The Contract is issued with a Rider that provides the following benefits:

-     Guaranteed Minimum Accumulation Benefit ("GMAB"); and

-     Guaranteed Minimum Withdrawal Benefit ("GMWB").


The Rider is issued by the Company on the condition that you have engaged Morningstar Associates, LLC (the "Investment Adviser") to provide investment management services in connection with your Contract Value. The Investment Adviser will have discretion over the allocation of your Contract Value among the various Subaccounts, including the discretion to change the allocation among Subaccounts from time to time. The Investment Adviser plans to reallocate your Contract Value among the Subaccounts at a minimum on a quarterly basis. You may impose reasonable restrictions on the Investment Adviser's management of your Contract Value by instructing the Investment Adviser not to allocate your Contract Value to a particular Subaccount or Subaccounts. More information about the Investment Adviser and the advisory relationship will be provided at the time you engage the Investment Adviser to provide the investment management services. The Investment Adviser and the Company are not affiliated. The Investment Adviser provides no services other than those described in the advisory agreement between you and the Investment Adviser. If you terminate the Investment Adviser's services, the Rider will automatically terminate as of the date the Company receives notice of such termination from you or the Investment Adviser. While this Rider is in effect, we reserve the right to restrict subsequent Purchase Payments. The Rider benefits are described in more detail below.


      GUARANTEED MINIMUM ACCUMULATION BENEFIT ("GMAB"). The Company will apply an additional amount to your Contract if Contract Value at the close of the GMAB Term that you select (a specified term of two to 15 years) is less than the GMAB amount (as defined below). The additional amount will be equal to the difference between the Contract Value at the close of the GMAB Term and the GMAB amount on that date. Any additional amount added to your Contract will be allocated among the Subaccounts in the same proportion as Contract Value is allocated on that date. No additional amount will be applied if your Contract Value is greater than the GMAB amount on the last day of the GMAB Term.

      Upon your application for the Contract, you must select a GMAB Term of two to 15 years (no partial years are permitted). The "initial GMAB Term" starts on the Contract Date and ends on the applicable Contract Anniversary.

      At the close of the initial GMAB Term, the "GMAB amount" is equal to the applicable percentage of the applicable Purchase Payments, as set forth in the table below, reduced by a pro rata adjustment for any withdrawals during the GMAB Term. The adjustment for each such withdrawal is calculated by multiplying the GMAB amount immediately prior to the withdrawal, by the ratio of (1) to (2) where (1) is the amount of the withdrawal, including any applicable withdrawal charges or premium taxes, and (2) is the amount of Contract Value immediately prior to the withdrawal.

                INITIAL GMAB TERM
--------------------------------------------------------
   INITIAL                         APPLICABLE PURCHASE
  GMAB TERM       APPLICABLE %          PAYMENTS
--------------    ------------  ------------------------
 2 to 5 years          95%      Initial Purchase Payment

 6 to 10 years        100%          Purchase Payments
                                  received during first
                                      Contract Year

11 to 15 years        105%          Purchase Payments
                                  received during first
                                   two Contract Years


      If you make Purchase Payments that are not included in "applicable Purchase Payments" as reflected in the above table, you will pay a higher Rider charge to the extent that your Contract Value is increased by such additional Purchase Payments. Also, to the extent that your Contract Value is increased by such Purchase Payments, you are less likely to realize any benefit under the GMAB. You should consider the impact on your GMAB amount before making subsequent Purchase Payments.



      You may elect a new GMAB Term at the end of the initial or any subsequent GMAB Term by notifying the Company in writing at least 60 days prior to the close of the current GMAB Term. Your written notice must specify the length of the new GMAB Term, which may be a period of two to 15 years (no partial years are permitted). The new GMAB Term will start on the Valuation Date following the close of the prior GMAB Term and will end on the applicable anniversary of the start date. The Company reserves the right to increase your Rider charge if you elect a new GMAB Term, effective at the start of such new GMAB Term. See "Rider Charge."


      You should select an initial GMAB Term based upon when you expect to need access to your Contract Value for retirement. If you select an initial GMAB Term that closes before your retirement date and, as a result, you elect a new GMAB Term, you should consider that the Company may increase your Rider charge if you elect a new GMAB Term and guarantees a higher percentage of your Purchase Payments if you select a longer initial GMAB Term, as set forth in the table above. For example, an initial GMAB Term of seven years provides a GMAB based upon 100% of Purchase Payments received within the first Contract Year, which may be more beneficial than a combined initial GMAB Term of two years and new GMAB Term of five years, which results in a GMAB based upon 95% of the initial Purchase Payment and 95% of Contract Value at the close of the initial GMAB Term, respectively.

      If you elect a new GMAB Term, the Company will apply an additional amount to your Contract if Contract Value at the close of the new GMAB Term is less than the GMAB amount (as defined below). The additional amount will be equal to the difference between the Contract Value at the close of the GMAB Term and the GMAB amount on that date. The GMAB amount is equal to the applicable percentage of the applicable amount, as set forth in the table below, reduced by a pro rata adjustment for any withdrawals during the GMAB Term, as discussed above.

                 NEW GMAB TERM
--------------------------------------------------------
      NEW
   GMAB TERM      APPLICABLE %      APPLICABLE AMOUNT
--------------    ------------    ---------------------
 2 to 5 years          95%           Contract Value

 6 to 10 years        100%         Contract Value plus
                                    Purchase Payments
                                  received during first
                                  year of new GMAB Term

11 to 15 years        105%         Contract Value plus
                                    Purchase Payments
                                  received during first
                                  two years of new GMAB
                                          Term

      You may terminate the GMAB prior to the close of the GMAB Term and start the GMWB by sending the Company a written notice to that effect. Upon receipt of such notice, the Company will set the Benefit Amount under the GMWB equal to Contract Value on the date of receipt of such notice and will terminate the GMAB without payment of any additional amount.

      The GMAB will terminate automatically if it is adjusted to equal $0 as a result of a withdrawal, upon expiration of a GMAB Term without election of a new GMAB Term or upon termination of the Rider as discussed below. Upon termination, the GMAB may not be reinstated by Purchase Payments or otherwise. If the GMAB is terminated prior to the close of any GMAB Term, the Contract will not be eligible for payment of any additional amount at the close of that GMAB Term.


      GUARANTEED MINIMUM WITHDRAWAL BENEFIT ("GMWB"). The GMWB is a benefit under which the Company guarantees that you may make withdrawals of up to a specified amount each year during the GMWB Term ("Annual Withdrawal Amount") until the Remaining Benefit Amount is reduced to $0, regardless of the amount of Contract Value available for withdrawal. The "Benefit Amount" is equal to Contract Value at the close of the final GMAB Term, including any additional amount applied to your Contract at the end of the final GMAB Term, or, if you elected early termination of a GMAB Term, Contract Value on the date the Company received notice of such termination. The Benefit Amount is reduced as you take withdrawals each year, and the Benefit Amount as so reduced is referred to as the "Remaining Benefit Amount." The GMWB is not available until the close of the final GMAB Term, and your Benefit Amount is based upon the amount of your Contract Value at the end of the final GMAB Term.


      The "Annual Withdrawal Amount" initially is equal to 5% of the Benefit Amount. The Annual Withdrawal Amount is adjusted in the event you make additional Purchase Payments during the GMWB Term or make withdrawals in excess of the Annual Withdrawal Amount during the GMWB Term, or elect a Reset, as discussed below.

      If you do not take the Annual Withdrawal Amount during a year during the GMWB Term, you may not carry over any unused Annual Withdrawal Amounts for that year to subsequent GMWB Years; however, your Remaining Benefit Amount is not reduced during years in which no withdrawals are made. The Annual Withdrawal Amount can be taken in one withdrawal or multiple withdrawals during the GMWB Year. You can continue to take up to the Annual Withdrawal Amount each GMWB Year until the Remaining Benefit Amount is depleted.

      If you take more than the Annual Withdrawal Amount in a GMWB Year, the Company will recalculate the Remaining Benefit Amount, and your Annual Withdrawal Amount will be lower in the future. Withdrawals under this Rider reduce Contract Value by the amount of the withdrawal, including any applicable withdrawal charges or premium taxes; provided, however, that no withdrawal charge applies to withdrawals of amounts during a GMWB Year that do not exceed the Annual Withdrawal Amount. Any withdrawal of up to the Annual Withdrawal Amount in a Contract Year reduces the Free Withdrawal amount otherwise available in that Contract Year. Please see the discussion under "Contingent Deferred Sales Charge." Withdrawals, including withdrawals of the Annual Withdrawal Amount, may result in receipt of taxable income to the Owner and, if made prior to the

Owner attaining age 59-1/2, may be subject to a 10% penalty tax. Please see "Federal Tax Matters."

      The Annual Withdrawal Amount will remain the same each Contract Year unless you make additional Purchase Payments, or withdraw more than the Annual Withdrawal Amount, during the GMWB Term or elect to Reset the Remaining Benefit Amount as discussed below. If additional Purchase Payments are made during the GMWB Term, the Annual Withdrawal Amount will increase by an amount equal to 5% of the Purchase Payment, and the Remaining Benefit Amount will increase by an amount equal to 100% of the Purchase Payment. The Annual Withdrawal Amount and Remaining Benefit Amount are recalculated in the event of a withdrawal that exceeds the Annual Withdrawal Amount as follows. The Annual Withdrawal Amount and Remaining Benefit Amount respectively are reduced by an amount equal to a percentage of the Annual Withdrawal Amount and Remaining Benefit Amount determined by dividing (1) the excess withdrawal amount, including any applicable withdrawal charges and premium taxes, by (2) Contract Value immediately prior to the withdrawal after deduction of any Annual Withdrawal Amount included in the withdrawal.

      RESET. After the fifth anniversary of the start of the GMWB Term, you may elect to Reset the Remaining Benefit Amount to an amount equal to Contract Value on the Reset Date and the Annual Withdrawal Amount to 5% of Contract Value on that date; provided, however, that the Annual Withdrawal Amount will remain the same if the current Annual Withdrawal Amount is greater than the Reset amount. Once a Reset election has been made, you may not elect another Reset until a Valuation Date that occurs after the fifth anniversary of the prior Reset Date. The Company reserves the right to require that you effect any Reset on a Contract Anniversary and the Rider charge may be increased in the event that you elect a Reset. See "Rider Charge."

      After the Company effects a Reset, the Remaining Benefit Amount and Annual Amount shall be adjusted by any subsequent Purchase Payments and/or withdrawals as described above. Also, a new GMWB Year shall begin upon Reset and subsequent GMWB Years shall be measured from the most recent Reset Date.

      TERMINATION. This Rider will terminate upon the earliest of: (1) termination of the Contract, (2) the Annuity Start Date, (3) any Valuation Date on which Contract Value and the Remaining Benefit Amount are equal to $0, (4) a full withdrawal of Contract Value pursuant to a withdrawal that exceeds the Annual Withdrawal Amount for that GMWB Year, (5) upon the first death of any Owner, or if the Owner is a non-natural person, the death of an Annuitant or a Joint Owner that is a natural person; provided, however, that if the surviving spouse of the deceased Owner has not yet attained age 80 as of the date of the Owner's death and elects to continue the Contract in accordance with its terms, then the provisions of the Rider will continue; or (6) the date of the Company's receipt of notice that you have terminated the investment management services provided by the Investment Adviser, including automatic termination of the Investment Adviser's services as a result of your transfer of Contract Value, implementation of a Dollar Cost Averaging or Asset Reallocation Option or change in Purchase Payment allocation. See the discussion under "Transfers of Contract Value," Dollar Cost Averaging Option," "Asset Reallocation Option" and "Allocation of Purchase Payments." Upon termination of the Rider, the Owner will no longer be entitled to GMAB or GMWB benefits, and no Rider charge will be deducted.

      This Rider may not be reinstated by Purchase Payments or Reset after termination; provided, however, that the Company reserves the right to allow reinstatement of the Rider after automatic termination resulting from the Owner's termination of the Investment Adviser. The Company reserves the right to increase your Rider charge if you elect to reinstate the Rider, effective on the date the Rider is reinstated. See "Rider Charge." At the time of any such reinstatement, the Owner will be required to elect a GMAB Term of two to 15 years and the Company will determine the GMAB as described above for a new GMAB Term; provided that the applicable amount will be Contract Value on the date the Rider is reinstated rather than as of the close of the prior GMAB Term.

      If the surviving spouse has not yet attained age 80 as of the date of the Owner's death and elects to continue the Rider, then the provisions of the Rider will continue, unless otherwise terminated, and no death benefit will be paid under the Contract in connection with the death of the Owner. The option to continue the Rider is available only upon the first death of any Owner and is not available upon the death of the surviving spouse.

      If the surviving spouse is age 80 or older as of the date of the Owner's death, the Rider shall terminate effective on that date.

WAIVER OF WITHDRAWAL CHARGE -- HARDSHIP -- The Contract makes available a waiver of any withdrawal charge in the event the Owner experiences a hardship, as defined for purposes of Section 401(k) of the Internal Revenue Code of 1986, as amended. The Company may require you to provide proof of hardship, which is satisfactory to the Company.

      Effective as of the date of the first withdrawal under the terms of this waiver provision, no additional Purchase Payments may be made to the Contract.


PURCHASE PAYMENTS -- The minimum initial Purchase Payment for the purchase of a Contract is $25,000. Thereafter, you may choose the amount and frequency of Purchase Payments, except that the minimum subsequent Purchase Payment is $1,000. The minimum subsequent Purchase Payment if you elect an Automatic Investment Program is $25. The Company may reduce the minimum Purchase Payment require-ment under certain circumstances. The Company will not accept without prior Company approval aggregate Purchase Payments in an amount that exceeds $1,000,000 under any variable annuity contract(s) issued by the Company for which you are an Owner and/or Joint Owner.


      The Company will apply the initial Purchase Payment not later than the end of the second Valuation Date after the Valuation Date it is received by the Company; provided that the Purchase Payment is preceded or accompanied by an application that contains sufficient information to establish an account and properly credit such Purchase Payment. The application form will be provided by the Company. If you submit your application and/or initial Purchase Payment to your registered representative, the Company will not begin processing the application and initial Purchase Payment until the Company receives them from your representative's broker-dealer.

      If the Company does not receive a complete application, the Company will hold your Purchase Payment in its general account and will notify you that it does not have the necessary information to issue a Contract and/or apply the Purchase Payment to your Contract. If you do not provide the necessary information to the Company within five Valuation Dates after the Valuation Date on which the Company first receives the initial Purchase Payment or if the Company determines it cannot otherwise issue the Contract and/or apply the Purchase Payment to your Contract, the Company will return the initial Purchase Payment to you unless you consent to the Company retaining the Purchase Payment until the application is made complete.


      The Company will credit subsequent Purchase Payments as of the end of the Valuation Period in which they are received by the Company at its Administrative Office; however, subsequent Purchase Payments received at or after the cut-off time of 3:00 p.m. Central time will be effected at the Accumulation Unit value determined on the following Valuation Date. See "Cut-Off Times." Purchase Payments after the initial Purchase Payment may be made at any time prior to the Annuity Start Date, so long as the Owner is living. Subsequent Purchase Payments under a Qualified Plan may be limited by the terms of the plan and provisions of the Internal Revenue Code. Subsequent Purchase Payments may be paid under an Automatic Investment Program. The initial Purchase Payment required must be paid before the Company will accept the Automatic Investment Program. If you submit a subsequent Purchase Payment to your registered representative, the Company will not begin processing the Purchase Payment until the Company receives it from your representative's broker-dealer.


      If mandated under applicable law, the Company may be required to reject a Purchase Payment. The Company also may be required to provide additional information about an Owner's account to government regulators. In addition, the Company may be required to block an Owner's account and thereby refuse to pay any request for transfers, full or partial withdrawals, or death benefits until instructions are received from the appropriate regulator.

ALLOCATION OF PURCHASE PAYMENTS -- In an application for a Contract, you select the Subaccounts to which Purchase Payments will be allocated. If you have engaged the Investment Adviser to allocate your Contract Value among the Subaccounts, you may wish to allocate your initial Purchase Payment to the Dreyfus General Money Market Subaccount. Shortly after your Contract is issued, the Investment Adviser will provide to the Company the allocation for your initial and future Purchase Payments, and the Company will transfer your Contract Value from the Dreyfus General Money Market Subaccount (or other Subaccount(s) selected) to the allocation specified by the Investment Adviser. Purchase Payments will be allocated according to your instructions contained in the application or more recent instructions received from the Investment Adviser, if any, except that no Purchase Payment allocation is permitted that would result in less than $25.00 per payment being allocated to any one Subaccount. The allocations may be a whole dollar amount or a whole percentage. Available allocation alternatives consist of the Subaccounts.

      If you terminate the Investment Adviser's services, the Company will continue to allocate Purchase Payments based upon the most recent instructions received from the Investment Adviser until we receive updated instructions from you.


      You, or the Investment Adviser if you have engaged its services, may change the Purchase Payment allocation instructions by submitting a proper written request to the Company's Administrative Office. A proper change in allocation instructions will be effective upon receipt by the Company at its Administrative Office and will continue in effect until you or, if appropriate, the Investment Adviser, submit a change in instructions to the Company. You, or the Investment Adviser if you have engaged its services, also may make changes in your Purchase Payment allocation by telephone provided the proper form is properly completed, signed, and filed at the Company's Administrative Office. Changes in the allocation of future Purchase Payments have no effect on existing Contract Value. Transfers of Contract Value among the Subaccounts are permitted in the manner described in "Transfers of Contract Value."


      If you have engaged the Investment Adviser, any change by you of your Purchase Payment allocation will automatically terminate the Investment Adviser's services, and the Rider will automatically terminate upon such termination of the Investment Adviser. See "Rider Benefits."

DOLLAR COST AVERAGING OPTION -- The Contract makes available a Dollar Cost Averaging Option. However, if you have engaged the Investment Adviser, your election of this Option will automatically terminate the Investment Adviser's services, and the Rider will automatically terminate upon such termination of the Investment Adviser. See "Rider Benefits."

      If you no longer wish to maintain the Investment Adviser's services and the Rider benefits, you may elect this Option as described below.

      Prior to the Annuity Start Date, you may dollar cost average your Contract Value by authorizing the Company to make periodic transfers of Contract Value from any one Subaccount to one or more of the other Subaccounts. Dollar cost averaging is a systematic method of investing in which securities are purchased at regular intervals in fixed dollar amounts so that the cost of the securities gets averaged over time and possibly over various market cycles. The option will result in the transfer of Contract Value from one Subaccount to one or more of the other Subaccounts. Amounts transferred under this option will be credited at the price of the Subaccount as of the end of the Valuation Dates on which the transfers are effected. Since the price of a Subaccount's Accumulation Units will vary, the amounts transferred to a Subaccount will result in the crediting of a greater number of units when the price is low and a lesser number of units when the price is high. Similarly, the amounts transferred from a Subaccount will result in a debiting of a greater number of units when the price is low and a lesser number of units when the price is high. Dollar cost averaging does not guarantee profits, nor does it assure that you will not have losses.

      An Asset Reallocation/Dollar Cost Averaging form is available upon request. On the form, you must designate whether Contract Value is to be transferred on the basis of a specific dollar amount, a fixed period or earnings only, the Subaccount or Subaccounts to and from which the transfers will be made, the desired frequency of the transfers, which may be on a monthly or quarterly basis, and the length of time during which the transfers shall continue or the total amount to be transferred over time. The minimum amount that may be transferred to any one Subaccount is $25.00. The Company does not require that transfers be continued over any minimum period of time, although typically dollar cost averaging would extend over a period of at least one year. There is no minimum amount of Contract Value required to initiate the Dollar Cost Averaging Option.

      After the Company has received an Asset Reallocation/Dollar Cost Averaging request in proper form at its Administrative Office, the Company will transfer Contract Value in the amounts you designate from the Subaccount from which transfers are to be made to the Subaccount or Subaccounts you have chosen. The Company will effect each transfer on the date you specify or if no date is specified, on the monthly or quarterly anniversary, whichever corresponds to the period selected, of the date of receipt at the Administrative Office of an Asset Reallocation/Dollar Cost Averaging request in proper form. Transfers will be made until the total amount elected has been transferred, or until Contract Value in the Subaccount from which transfers are made has been depleted. Amounts periodically transferred under this option are not included in the 14 transfers per Contract Year that generally are allowed as discussed under "Transfers of Contract Value."

      You may make changes to the option by writing to the Company's Administrative Office or by telephone provided the proper form is completed, signed, and filed at the Company's Administrative Office. You may instruct the Company at any time to terminate the option by written request to the Company's Administrative Office. In that event, the Contract Value in the Subaccount from which transfers were being made that has not been transferred will remain in that Subaccount unless you instruct us otherwise. If you wish to continue transferring on a dollar cost averaging basis after the expiration of the applicable period, the total amount elected has been transferred, or the Subaccount has been depleted, or after the Dollar Cost Averaging Option has been canceled, a new Asset Reallocation/Dollar Cost Averaging form must be completed and sent to the Administrative Office. The Company requires that you wait at least a month (or a quarter if transfers were made on a quarterly basis) before reinstating Dollar Cost Averaging after it has been terminated for any reason. The Company may discontinue, modify, or suspend the Dollar Cost Averaging Option at any time. The Company does not currently, nor does it plan to in the future, charge a fee for this option.

ASSET REALLOCATION OPTION -- The Contract makes available an Asset Reallocation Option. However, if you have engaged the Investment Adviser, your election of this Option will automatically terminate the Investment Adviser's services, and the Rider will automatically terminate upon such termination of the Investment Adviser. See "Rider Benefits."

      If you no longer wish to maintain the Investment Adviser's services and the Rider benefits, you may elect this Option as described below.

      Prior to the Annuity Start Date, you may authorize the Company to automatically transfer Contract Value on a quarterly, semiannual or annual basis to maintain a particular percentage allocation among the Subaccounts. The Contract Value allocated to each Subaccount will grow or decline in value at different rates during the selected period, and Asset Reallocation automatically reallocates the Contract Value in the Subaccounts to the allocation you selected on a quarterly, semiannual or annual basis, as you select. Asset Reallocation is intended to transfer Contract

Value from those Subaccounts that have increased in value to those Subaccounts that have declined in value. Over time, this method of investing may help you buy low and sell high. This investment method does not guarantee profits, nor does it assure that you will not have losses.

      To elect this option an Asset Reallocation/Dollar Cost Averaging request in proper form must be received by the Company at its Administrative Office. An Asset Reallocation/Dollar Cost Averaging form is available upon request. On the form, you must indicate the applicable Subaccounts, the applicable time period and the percentage of Contract Value to be allocated to each Subaccount.

      Upon receipt of the Asset Reallocation/Dollar Cost Averaging form, the Company will effect a transfer or, in the case of a new Contract, will allocate the initial Purchase Payment, among the Subaccounts based upon the percentages that you selected. Thereafter, the Company will transfer Contract Value to maintain that allocation on each quarterly, semiannual or annual anniversary, as applicable, of the date of the Company's receipt of the Asset Reallocation/Dollar Cost Averaging request in proper form. The amounts transferred will be credited at the price of the Subaccount as of the end of the Valuation Date on which the transfer is effected. Amounts periodically transferred under this option are not included in the 14 transfers per Contract Year that generally are allowed as discussed under "Transfers of Contract Value."

      You may instruct the Company at any time to terminate this option by written request to the Company's Administrative Office. In that event, the Contract Value in the Subaccounts that has not been transferred will remain in those Subaccounts regardless of the percentage allocation unless you instruct us otherwise. If you wish to continue Asset Reallocation after it has been canceled, a new Asset Reallocation/Dollar Cost Averaging form must be completed and sent to the Company's Administrative Office. The Company may discontinue, modify, or suspend, and reserves the right to charge a fee for the Asset Reallocation Option at any time. The Company does not currently charge a fee for this option.


TRANSFERS OF CONTRACT VALUE -- If you have engaged the Investment Adviser to allocate your Contract Value among the Subaccounts, the Investment Adviser may transfer Contract Value among the Subaccounts upon proper written request to the Company's Administrative Office before the Annuity Start Date. The Investment Adviser may make transfers by telephone if the proper form has been properly completed, signed and filed at the Company's Administrative Office. The minimum transfer amount is $25, or the amount remaining in a given Subaccount. The minimum transfer amount does not apply to transfers under the Dollar Cost Averaging or Asset Reallocation Options.



      You also may transfer Contract Value among the Subaccounts upon proper written or telephone request to the Company's Administrative Office both before and after the Annuity Start Date; however, if you have engaged the Investment Adviser to allocate your Contract Value among the Subaccounts, any such transfer of Contract Value before the Annuity Start Date will automatically terminate the Investment Adviser's services, and the Rider will automatically terminate. See "Rider Benefits."



      The Company effects transfers between Subaccounts at their respective accumulation unit values as of the close of the Valuation Period during which the transfer request is received; however, transfer requests received at or after the cut-off time of 3:00 p.m. Central time on any Valuation Date will be effected at the Accumulation Unit value determined on the following Valuation Date. See "Cut-Off Times." The Company reserves the right to limit the number of transfers to 14 in a Contract Year. The Company will so limit your transfers if we determine that you are engaging in a pattern of transfers that is disruptive to the Underlying Funds or potentially disadvantageous to other Owners and Participants with Contract Value allocated to the applicable Subaccount(s) and we believe that suspension of your electronic transfer privileges, as discussed below, does not adequately address your transfer activity. The Company does not assess a transfer fee on transfers.


      FREQUENT TRANSFER RESTRICTIONS. The Contract is not designed for organizations or individuals engaging in a market timing strategy, or making programmed transfers, frequent transfers or transfers that are large in relation to the total assets of the Underlying Fund. These kinds of strategies and transfer activities may disrupt portfolio management of the Underlying Funds in which the Subaccounts invest (such as requiring the Underlying Fund to maintain a high level of cash or causing the Underlying Fund to liquidate investments prematurely to pay withdrawals), hurt Underlying Fund performance, and drive Underlying Fund expenses (such as brokerage and administrative expenses) higher. In addition, because other insurance companies and/or retirement plans may invest in the Underlying Funds, the risk exists that the Underlying Funds may suffer harm from programmed, frequent, or large transfers among subaccounts of variable contracts issued by other insurance companies or among investment options available to retirement plan participants. These risks and costs are borne by all shareholders of the affected Underlying Fund, Owners and Participants with Contract Value allocated to the corresponding Subaccount (as well as their Designated Beneficiaries and Annuitants) and long-term investors who do not generate these costs.

      The Company has in place policies and procedures designed to restrict transfers if we determine that you are engaging in a pattern of transfers that is disruptive to the Underlying Funds or potentially disadvantageous to other Owners and Participants with Contract Value allocated to the applicable Subaccount (regardless of the number of previous transfers the Owner or Participant has made during the Contract Year). In making this determination, we monitor transfers among the Subaccounts and consider, among other things, the following factors:

-     The total dollar amount being transferred;

-     The number of transfers you made within the previous 12 months;

-     Transfers to and from (or from and to) the same Subaccount;

- Whether your transfers appear to follow a pattern designed to take advantage of short-term market fluctuations.

If the Company determines that your transfer patterns among the Subaccounts are disruptive to the Underlying Funds or potentially disadvantageous to Owners and Participants, the Company will send you a letter notifying you that it is prohibiting you from making telephone transfers or other electronic transfers and instead requiring that you submit transfer requests in writing via regular U.S. mail for a 90-day period that begins on the date of the letter. In addition, the Company will require that you submit transfer requests in writing via regular U.S. mail for a 90-day period if you make a certain number of transfers from a Subaccount followed by a transfer to that Subaccount (or to a Subaccount followed by a transfer from that Subaccount) ("round trip transfers") during the prior 12-month period, as follows.

                                                 NUMBER OF
                                                ROUND TRIPS
             SUBACCOUNT                          TRANSFERS*
--------------------------------------------    -----------
Dreyfus General Money Market                     Unlimited

Van Kampen Equity and Income, Van Kampen             8
Comstock, and Van Kampen Aggressive Growth

AIM Basic Value, AIM Blue Chip, AIM                  4
Dynamics, AIM Mid Cap Core Equity, AIM Small
Cap Growth, AIM Technology, Ariel, Ariel
Premier Bond, Calamos Growth,  Calamos
Growth and Income, Dreyfus Appreciation,
Dreyfus Midcap Value, Dreyfus Premier
Strategic Value, Fidelity Advisor Value
Strategies, Fidelity Advisor Dividend
Growth, PIMCO High Yield, Security Capital
Preservation, Security Diversified Income,
Security Income Opportunity, Security
Global, Security Equity, Security Large Cap
Growth, Security Large Cap Value, Security
Mid Cap Growth, Security Mid Cap Value,
Security Small Cap Growth, and Security
Social Awareness

American Century Equity Income, American             2
Century Heritage, American Century
International Growth, American Century
Select, Strong Advisor Small Cap Value,
Strong Growth and Income, Strong Growth 20,
and Strong Opportunity

* Number of round trip transfers in any 12-month period that will trigger a letter requiring that you submit transfer requests in writing via regular U.S. mail for a 90-day period that begins on the date of the letter.


      In addition to the Company's own frequent transfer procedures, managers of the Underlying Funds may contact the Company if they believe or suspect that there is market timing or other potentially harmful trading, and, if so, the Company will take appropriate action to protect others. In particular, the Company may, and the Company reserves the right to, reverse a potentially harmful transfer. If the Company reverses a potentially harmful transfer, it will effect such reversal not later than the close of business on the second Valuation Date following the Valuation Date in which the original transfer was effected, and the Company will inform the Owner in writing at his or her address of record.



      To the extent permitted by applicable law, the Company reserves the right to reject a transfer request at any time that the Company is unable to purchase or redeem shares of any of the Underlying Funds because of any refusal or restriction on purchases or redemptions of their shares as a result of the Underlying Fund's policies and procedures on market timing activities or other potentially abusive transfers. If the Company rejects a transfer, it will do so no later than the close of business on the second Valuation Date following the Valuation Date in which the transfer request was received, and the Company will inform the Owner in writing at his or her address of record. The Company also reserves the right to implement and administer redemption fees imposed by one or more of the Underlying Funds in the future. You should read the prospectuses of the Underlying Funds for more details on their ability to refuse or restrict purchases or redemptions of their shares.


      In its sole discretion, the Company may revise its market timing procedures at any time without prior notice as the Company deems necessary or appropriate to better detect and deter programmed, frequent, or large transfers that may adversely affect other Owners, Participants, or Underlying Fund shareholders, to comply with state or federal regulatory requirements, or to impose additional or alternate restrictions on market timers (such as dollar or percentage limits on transfers). The Company may change its parameters to monitor for factors other than the number of "round trip transfers" into and out of particular Subaccounts. For purposes of applying the parameters used to detect potential market timing and other potentially harmful activity, the Company may aggregate transfers made in two or more Contracts that it believes are connected (for example, two Contracts with the same Owner, or owned by spouses, or owned by different partnerships or corporations that are under common control, etc.).

      The Company does not include transfers made pursuant to Dollar Cost Averaging and Asset Reallocation Options in these limitations. The Company may vary its market timing procedures from Subaccount to Subaccount, and may be more restrictive with regard to certain Subaccounts than others. The Company may not always apply these detection methods to Subaccounts investing in Underlying Funds that, in its judgment, would not be particularly attractive to market timers or otherwise susceptible to harm by frequent transfers.

      Contract owners seeking to engage in programmed, frequent, or large transfer activity may deploy a variety of strategies to avoid detection. The Company's ability to detect and deter such transfer activity is limited by operational systems and technological limitations. In addition, the terms of the Contract may also limit the Company's ability to restrict or deter harmful transfers. Furthermore, the identification of Owners determined to be engaged in transfer activity that may adversely affect other Owners, Participants, or Underlying Fund shareholders involves judgments that are inherently subjective. Accordingly, despite its best efforts, the Company cannot guarantee that its market timing procedures will detect every potential market timer, but the Company applies its market timing procedures consistently to all Owners without special arrangement, waiver, or exception, aside from allocations to the Dreyful General Money Market Subaccount, which does not limit or restrict transfers. Because other insurance companies and/or retirement plans may invest in the Underlying Funds, the Company cannot guarantee that the Underlying Funds will not suffer harm from programmed, frequent, or large transfers among subaccounts of variable contracts issued by other insurance companies or among investment options available to retirement plan participants.


      Because the Company cannot guarantee that it can restrict or deter all harmful transfer activity, Owners bear the risks associated with such activity, including potential disruption of portfolio management of the Underlying Funds and potentially lower Underlying Fund performance and higher Underlying Fund expenses. In addition, there is a risk that the Company will not detect harmful transfer activity on the part of some Owners and, as a result, the Company will inadvertently treat those Owners differently than Owners it does not permit to engage in harmful transfer activity. Those Owners that do not engage in harmful transfer activity nonetheless will bear the cost associated with any such activity.


CONTRACT VALUE -- The Contract Value is the sum of the amounts under the Contract held in each Subaccount as of any Valuation Date.

      On each Valuation Date, the amount of Contract Value allocated to any particular Subaccount will be adjusted to reflect the investment experience of that Subaccount. See "Determination of Contract Value." Contract Value is not guaranteed by the Company. You bear the entire investment risk relating to the investment performance of Contract Value allocated to the Subaccounts.

DETERMINATION OF CONTRACT VALUE -- Your Contract Value will vary to a degree that depends upon several factors, including

- Investment performance of the Subaccounts to which you have allocated Contract Value,

-     Payment of Purchase Payments,

-     Full and partial withdrawals, and

-     Charges assessed in connection with the Contract.

The amounts allocated to the Subaccounts will be invested in shares of the corresponding Underlying Funds. The investment performance of a Subaccount will reflect increases or decreases in the net asset value per share of the corresponding Underlying Fund and any dividends or distributions declared by the Underlying Fund. Any dividends or distributions from any Underlying Fund will be automatically reinvested in shares of the same Underlying Fund, unless the Company, on behalf of the Separate Account, elects otherwise.

      Assets in the Subaccounts are divided into Accumulation Units, which are accounting units of measure used to calculate the value of an Owner's interest in a Subaccount. When you allocate Purchase Payments to a Subaccount, your Contract is credited with Accumulation Units. The number of Accumulation Units to be credited is determined by dividing the dollar amount allocated to the particular Subaccount by the price for the Subaccount's Accumulation Units as of the end of the Valuation Period in which the Purchase Payment is credited.


      In addition, other transactions including full or partial withdrawals, transfers, and assessment of certain charges against the Contract affect the number of Accumulation Units credited to a Contract. The number of units credited or debited in connection with any such transaction is determined by dividing the dollar amount of such transaction by the price of the Accumulation Unit of the affected Subaccount next determined after receipt of the transaction. The price of each Subaccount is determined on each Valuation Date as of the close of the New York Stock Exchange, normally 3:00 p.m. Central time. Transactions received at or after that time on any Valuation Date will be effected at the Accumulation Unit value determined on the following Valuation Date. See "Cut-Off Times." The price of each Subaccount may be determined earlier if trading on the New York Stock Exchange is restricted or as permitted by the SEC.


      The number of Accumulation Units credited to a Contract shall not be changed by any subsequent change in the value of an Accumulation Unit, but the dollar value of an Accumulation Unit may vary from Valuation Date to Valuation Date depending upon the investment experience of the Subaccount and charges against the Subaccount.

      The price of each Subaccount's units initially was $10. The price of a Subaccount on any Valuation Date takes into account the following: (1) the investment performance of the Subaccount, which is based upon the investment performance of the corresponding Underlying Fund, (2) any dividends or distributions paid by the corresponding Underlying Fund, (3) the charges, if any, that may be assessed by the Company for taxes attributable to the operation of the Subaccount, (4) the annual mortality and expense risk charge under the Contract of 1.10%, and (5) the annual administration charge under the Contract of 0.15%.

      The mortality and expense risk charge and the administration charge are factored into the Accumulation Unit value or "price" of each Subaccount on each Valuation Date. The Company deducts the Rider charge and Investment Adviser charge on a monthly basis. Each Subaccount declares a monthly dividend and the Company deducts the Rider charge and Investment Adviser charge from this monthly dividend upon its reinvestment in the Subaccount. Each of the Rider charge and Investment Adviser charge is a percentage of your Contract Value allocated to the Subaccount as of the reinvestment date. The monthly dividend is paid only for the purpose of collecting the Rider charge and Investment Adviser charge, and your Contract Value will be reduced in the amount of such charges upon reinvestment of the Subaccount's monthly dividend. The Company does not assess a Rider charge or Investment Adviser charge upon a full or partial withdrawal from the Contract. The Company reserves the right to compute and deduct the Rider charge from each Subaccount on each Valuation Date. See the Statement of Additional Information for a more detailed discussion of how the Rider charge and Investment Adviser charge are deducted.


CUT-OFF TIMES -- Any financial transactions involving your Contract, including those submitted by telephone, must be received by us before any announced closing of the New York Stock Exchange to be processed on the current Valuation Date. The New York Stock Exchange normally closes at 3:00 p.m. Central time so financial transactions must be received by that time (the "cut-off time"). Financial transactions received at or after the applicable cut-off time will be processed on the following Valuation Date. Financial transactions include loans, transfers, full and partial withdrawals, death benefit payments, and Purchase Payments.



FULL AND PARTIAL WITHDRAWALS -- An Owner may make a partial withdrawal of Contract Value, or surrender the Contract for its Withdrawal Value. A full or partial withdrawal, including a systematic withdrawal, may be taken from Contract Value at any time while the Owner is living and before the Annuity Start Date, subject to limitations under the applicable plan for Qualified Plans and applicable law. Withdrawals after the Annuity Start Date are permitted only under Annuity Options 5, 6 and 7 (unless the Owner has elected fixed annuity payments under Option 7). See "Annuity Period" for a discussion of withdrawals after the Annuity Start Date. A full or partial withdrawal request will be effective as of the end of the Valuation Period that a proper Withdrawal Request form is received by the Company at its Administrative Office however, if a Withdrawal Request form is received on a Valuation Date at or after the cut-off time of 3:00 p.m. Central time, the withdrawal will be effected at the Accumulation Unit value determined on the following Valuation Date. See "Cut-Off Times." A proper written request must include the written consent of any effective assignee or irrevocable beneficiary, if applicable.



      The proceeds received upon a full withdrawal will be the Contract's Withdrawal Value. The Withdrawal Value is equal to the Contract Value as of the end of the Valuation Period during which a proper Withdrawal Request form is received by the Company at its Administrative Office, less any applicable withdrawal charges (if the withdrawal is made from Purchase Payments that have been held in the Contract for less than nine years), and any uncollected premium taxes to reimburse the Company for any tax on premiums on a Contract that may be imposed by various states and municipalities. See "Contingent Deferred Sales Charge" and "Premium Tax Charge." The Withdrawal Value during the Annuity Period under Option 7 is the present value of future annuity payments commuted at the assumed interest rate, less any applicable withdrawal charges and any uncollected premium taxes.

      The Company requires the signature of the Owner on any request for withdrawal, and a guarantee of such signature to effect the transfer or exchange of all or part of the Contract for another investment. The signature guarantee must be provided by an eligible guarantor, such as a bank, broker, credit union, national securities exchange or savings association. The Company further requires that any request to transfer or exchange all or part of the Contract for another investment be made upon a transfer form provided by the Company which is available upon request.

      A partial withdrawal may be requested for a specified percentage or dollar amount of Contract Value. Each partial withdrawal must be at least $500 except systematic withdrawals discussed below. A request for a partial withdrawal will result in a payment by the Company of the amount specified in the partial withdrawal request less any applicable withdrawal and/or premium tax charge. Any withdrawal charge on partial withdrawals (including systematic withdrawals) from Purchase Payments that have been held in the Contract for less than nine years will be deducted from the requested payment amount as will any premium tax charge. Alternatively, you may request that any withdrawal charge and premium tax charge be deducted from your remaining Contract Value, provided there is sufficient Contract Value available. Upon payment, your Contract Value will be reduced by an amount equal to the payment, or if you requested that any withdrawal charge be deducted from your remaining Contract Value, your Contract Value also will be reduced by the amount of any such withdrawal charge and/or premium tax charge. See "Contingent Deferred Sales Charge" and "Premium Tax Charge." If a partial withdrawal is requested after the first Contract Year that would leave the Withdrawal Value in the Contract less than $2,000, the Company reserves the right to treat the partial withdrawal as a request for a full withdrawal.


      The Company will deduct the amount of a partial withdrawal from the Contract Value in the Subaccounts, according to the Owner's instructions to the Company. If you do not specify the allocation, the Company will deduct the withdrawal in the same proportion that Contract Value is allocated among the Subaccounts.

      A full or partial withdrawal, including a systematic withdrawal, may be subject to a withdrawal charge if a withdrawal is made from Purchase Payments that have been held in the Contract for less than nine years and may be subject to a premium tax charge to reimburse the Company for any tax on premiums on a Contract that may be imposed by various states and municipalities. See "Contingent Deferred Sales Charge" and "Premium Tax Charge."


      A full or partial withdrawal, including a systematic withdrawal, may result in receipt of taxable income to the Owner and, if made prior to the Owner attaining age 59-1/2, may be subject to a 10% penalty tax. In the case of Contracts issued in connection with retirement plans that meet the requirements of Section 403(b) or 408 of the Internal Revenue Code, reference should be made to the terms of the particular Qualified Plan for any limitations or restrictions on withdrawals. For more information, see "Restrictions on Withdrawals from Qualified Plans" and "Restrictions under the Texas Optional Retirement Program." The tax consequences of a withdrawal under the Contract should be carefully considered. See "Federal Tax Matters."


SYSTEMATIC WITHDRAWALS -- The Company currently offers a feature under which you may select systematic withdrawals. Under this feature, an Owner may elect to receive systematic withdrawals while the Owner is living and before the Annuity Start Date by sending a properly completed Request for Scheduled Systematic Payments form to the Company at its Administrative Office. This option may be elected at any time. An Owner may designate the systematic withdrawal amount as a percentage of Contract Value allocated to the Subaccounts, as a fixed period, as level payments, as a specified dollar amount, as all earnings in the Contract, or based upon the life expectancy of the Owner or the Owner and a beneficiary. An Owner also may designate the desired frequency of the systematic withdrawals, which may be monthly, quarterly, semiannual or annual. The Owner may stop or modify systematic withdrawals upon proper written request received by the Company at its Administrative Office at least 30 days in advance of the requested date of termination or modification. A proper request must include the written consent of any effective assignee or irrevocable beneficiary, if applicable.

      Each systematic withdrawal must be at least $100. Upon payment, your Contract Value will be reduced by an amount equal to the payment proceeds plus any applicable withdrawal charge and premium tax. In no event will payment of a systematic withdrawal exceed the Withdrawal Value. The Contract will automatically terminate if a systematic withdrawal causes the Contract's Withdrawal Value to equal $0.

      The Company will effect each systematic withdrawal as of the end of the Valuation Period during which the withdrawal is scheduled. The deduction caused by the systematic withdrawal, including any applicable withdrawal charge and/or premium tax, will be allocated to your Contract Value in the Subaccounts, as you have directed. If you do not specify the allocation, the Company will deduct the systematic withdrawal in the same proportion that Contract Value is allocated among the Subaccounts.


      The Company may, at any time, discontinue, modify, suspend or charge a fee for systematic withdrawals. You should consider carefully the tax consequences of a systematic withdrawal, including the 10% penalty tax which may be imposed on withdrawals made prior to the Owner attaining age 59-1/2. See "Restrictions on Withdrawals from Qualified Plans," "Restrictions under the Texas Optional Retirement Program," and "Federal Tax Matters."


FREE-LOOK RIGHT -- You may return a Contract within the Free-Look Period, which is generally a ten-day period beginning when you receive the Contract. Purchase Payments received during the Free-Look period will be allocated according to your instructions contained in the application or more recent instructions, if any. If you return your Contract during the Free-Look Period, the Company will then deem void the returned Contract and will refund to you Contract Value based upon the value of Accumulation Units next determined after we receive your Contract, plus any charges deducted from such Contract Value.

      Some states' laws require us to refund your Purchase Payments instead of your Contract Value. If your Contract is delivered in one of those states and you return your Contract during the Free-Look Period, the Company will refund Purchase Payments allocated to the Subaccounts rather than Contract Value.

DEATH BENEFIT -- You should consider the following provisions carefully when choosing the Designated Beneficiary and Annuitant or Joint Annuitants, as well as before changing any of these parties. Naming different persons as Owner(s), Annuitant(s) and Designated Beneficiary(ies) can have important impacts on whether the death benefit is paid, and on who would receive it.

      If the Owner dies prior to the Annuity Start Date while this Contract is in force, the Company will calculate the death benefit proceeds payable to the Designated Beneficiary as of the Valuation Date the Company receives due proof of the Owner's death and instructions regarding payment to the Designated Beneficiary.


      If the surviving spouse of the deceased Owner is the sole Designated Beneficiary, such spouse may elect to continue the Contract in force, subject to certain limitations. See "Distribution Requirements." If the Owner is not a natural person, the death benefit proceeds will be calculated upon receipt of due proof of death of the Annuitant prior to the Annuity Start Date and instructions regarding payment. If the death of the Owner occurs on or after the Annuity Start Date, any death benefit will be determined according to the terms of the Annuity Option. See "Annuity Options."


      The death benefit proceeds will be the death benefit reduced by any uncollected premium tax. The amount of the death benefit generally will be the greater of:

1. The sum of all Purchase Payments, less any reductions caused by previous withdrawals, including withdrawal charges, or


2. The Contract Value on the Valuation Date due proof of death and instructions regarding payment are received by the Company.


      IF DUE PROOF OF DEATH AND INSTRUCTIONS REGARDING PAYMENT ARE NOT RECEIVED BY THE COMPANY AT ITS ADMINISTRATIVE OFFICE WITHIN SIX MONTHS OF THE DATE OF THE OWNER'S DEATH, THE DEATH BENEFIT WILL BE AS SET FORTH IN ITEM 2 ABOVE.

      The death benefit proceeds will be paid to the Designated Beneficiary in a single sum or under one of the Annuity Options, as elected by the Designated Beneficiary. However, if the Owner has completed a restricted beneficiary designation form, the death benefit proceeds will be paid to the Designated Beneficiary in the manner specified on the form. If the Designated Beneficiary is to receive annuity payments under an Annuity Option, there may be limits under applicable law on the amount and duration of payments that the Beneficiary may receive, and requirements respecting timing of payments. A tax adviser should be consulted in considering Annuity Options. See "Federal Tax Matters" and "Distribution Requirements" for a discussion of the tax consequences in the event of death.

DISTRIBUTION REQUIREMENTS -- For Contracts issued in connection with a Qualified Plan, the terms of the particular Qualified Plan and the Internal Revenue Code should be reviewed with respect to limitations or restrictions on distributions following the death of the Owner or Annuitant. Because the rules applicable to Qualified Plans are extremely complex, a competent tax adviser should be consulted.

DEATH OF THE ANNUITANT -- If an Annuitant dies prior to the Annuity Start Date, and the Owner is a natural person and is not the Annuitant, no death benefit proceeds will be payable under the Contract. The Owner may name a new Annuitant within 30 days of the Annuitant's death. If a new Annuitant is not named, the Company will designate the Owner as Annuitant. On the death of the Annuitant after the Annuity Start Date, any guaranteed payments remaining unpaid will continue to be paid to the Designated Beneficiary pursuant to the Annuity Option in force at the date of death.

CHARGES AND DEDUCTIONS

CONTINGENT DEFERRED SALES CHARGE -- The Company does not deduct sales charges from Purchase Payments before allocating them to Contract Value. However, except as set forth below, the Company may assess a contingent deferred sales charge (which may also be referred to as a "withdrawal charge") on a full or partial withdrawal, including systematic withdrawals, depending on how long your Purchase Payments have been held under the Contract.

      The Company will waive the withdrawal charge on withdrawals to the extent that total withdrawals in a Contract Year, including systematic withdrawals, do not exceed the Free Withdrawal amount. The Free Withdrawal amount is equal in the first Contract Year, to 10% of Purchase Payments made during the year and for any subsequent Contract Year, to 10% of Contract Value as of the first Valuation Date of that Contract Year.

      The withdrawal charge applies to the portion of any withdrawal, consisting of Purchase Payments, that exceeds the Free Withdrawal amount. For purposes of determining the withdrawal charge, withdrawals are considered to come first from Purchase Payments in the order they were received and then from earnings. The withdrawal charge does not apply to withdrawals of earnings. Free withdrawal amounts do not reduce Purchase Payments for the purpose of determining future withdrawal charges. Also, under the GMWB, withdrawals of up to the Annual Withdrawal Amount are not subject to a withdrawal charge but reduce the Free Withdrawal amount otherwise available in that Contract Year.

      The amount of the charge will depend on how long your Purchase Payments have been held under the Contract. Each Purchase Payment you make is considered to have a certain "age," depending on the length of time since the Purchase Payment was effective. A Purchase Payment is "age one" in the year beginning on the date the Purchase Payment is received by the Company and increases in age each year thereafter. The withdrawal charge is calculated according to the following schedule:

PURCHASE PAYMENT AGE (IN      WITHDRAWAL
        YEARS)                 CHARGE
------------------------      ----------
          1                     8%
          2                     8%
          3                     7%
          4                     6%
          5                     5%
          6                     4%
          7                     3%
          8                     2%
          9                     1%
     10 and over                0%


      The Company will deduct the withdrawal charge from your withdrawal payment, unless you request that the charge be deducted from remaining Contract Value and provided there is sufficient Contract Value available. In no event will the amount of any withdrawal charge, when added to such charge previously assessed against any amount withdrawn from the Contract, exceed 8% of Purchase Payments paid under the Contract. In addition, no withdrawal charge will be imposed upon: (1) payment of death benefit proceeds; or (2) annuity options that provide for payments for life, or a period of at least seven years. The Company will assess the withdrawal charge against the Subaccounts in the same proportion as the withdrawal proceeds are allocated.



      The withdrawal charge is designed to reimburse the Company for costs and other expenses associated with the promotion and sales of the Contract, such as paying sales commissions to broker-dealers. It is expected that actual expenses will be greater than the amount of the withdrawal charge. To the extent that all sales expenses are not recovered from the charge, such expenses may be recovered from other charges, including amounts derived indirectly from the charge for mortality and expense risk.


MORTALITY AND EXPENSE RISK CHARGE -- The Company deducts a charge for mortality and expense risks assumed by the Company under the Contract. The Company deducts a daily charge equal to 1.10%, on an annual basis, of each Subaccount's average daily net assets.

      These amounts are also deducted during the Annuity Period. Under Options 5 and 6, the mortality and expense risk charge is calculated and deducted as described above. However, during the Annuity Period, the mortality and expense risk charge is 1.25% under Options 1 through 4, 7 and 8, in lieu of the amount set forth above. The mortality and expense risk charge is intended to compensate the Company for certain mortality and expense risks the Company assumes in offering and administering the Contracts and operating the Subaccounts.

      The expense risk is the risk that the Company's actual expenses in issuing and administering the Contract and operating the Subaccounts will be more than the charges assessed for such expenses. The mortality risk borne by the Company is the risk that Annuitants, as a group, will live longer than the Company's actuarial tables predict. In this event, the Company guarantees that annuity payments will not be affected by a change in mortality experience that results in the payment of greater annuity income than assumed under the Annuity Options in the Contract. The Company also assumes a mortality risk in connection with the death benefit under the Contract.

      The Company may ultimately realize a profit from this charge to the extent it is not needed to cover mortality and administrative expenses, but the Company may realize a loss to the extent the charge is not sufficient. The Company may use any profit derived from this charge for any lawful purpose, including distribution expenses. See "Determination of Contract Value" for more information about how the Company deducts the mortality and expense risk charge.

ADMINISTRATION CHARGE -- The Company deducts a daily administration charge equal to an annual rate of 0.15% of each Subaccount's average daily net assets. The purpose of this charge is to compensate the Company for the expenses associated with administration of the Contract and operation of the Subaccounts.

RIDER CHARGE -- The Company deducts a monthly charge for the risks assumed by the Company under the Rider in an amount equal to 0.43%, on an annual basis, of Contract Value. The Company will deduct the Rider charge from Contract Value while the Rider is in force. (See "Rider Benefits" for a discussion of the circumstances under which the Rider will terminate.)

The Company reserves the right to increase the charge for this Rider upon election of a Reset or a new GMAB Term, or upon reinstatement of the Rider, as discussed under "Rider Benefits." The Company reserves the right to increase the Rider charge at the time of any such Reset or start of a new GMAB Term or upon reinstatement; however, the Company guarantees the Rider charge upon increase will not exceed 1.50% on an annual basis.

PREMIUM TAX CHARGE -- Various states and municipalities impose a tax on premiums on annuity contracts received by insurance companies. Whether or not a premium tax is imposed will depend upon, among other things, the Owner's state of residence, the Annuitant's state of residence, and the insurance tax laws and the Company's status in a particular state. The Company assesses a premium tax charge to reimburse itself for premium taxes that it incurs in connection with a Contract. The Company deducts this charge when due, typically upon the Annuity Start Date or payment of a Purchase Payment. The Company may deduct premium tax upon a full or partial withdrawal if a premium tax has been incurred and is not refundable. The Company reserves the right to deduct premium taxes when due or any time thereafter. Premium tax rates currently range from 0% to 3.5%, but are subject to change by a governmental entity.

INVESTMENT ADVISER CHARGE -- As a condition of purchase of the Rider, you are required to engage the Investment Adviser to provide investment management services in connection with your Contract Value. The Investment Adviser charges a fee for such services in an amount equal to 0.12%, on an annual basis, of your Contract Value. The Investment Adviser charge is not specified or fixed under the terms of the Contract and is subject to change by the Investment Adviser. The Company will deduct the Investment Adviser charge from your Contract Value on a monthly basis and promptly pay such amounts to the Investment Adviser. The Company will stop assessing the monthly Investment Adviser charge upon receipt of notice from you or Investment Adviser that you have terminated Investment Adviser's services. In addition, the Rider will automatically terminate upon the Company's receipt of notice of such termination.

OTHER CHARGES -- The Company may charge the Separate Account or the Subaccounts for the federal, state, or local taxes incurred by the Company that are attributable to the Separate Account or the Subaccounts, or to the operations of the Company with respect to the Contract, or that are attributable to payment of premiums or acquisition costs under the Contract. No such charge is currently assessed. See "Tax Status of the Company and the Separate Account" and "Charge for the Company's Taxes."

VARIATIONS IN CHARGES -- The Company may reduce or waive the amount of the contingent deferred sales charge and certain other charges for a Contract where the expenses associated with the sale of the Contract or the administrative and maintenance costs associated with the Contract are reduced for reasons such as the amount of the initial Purchase Payment or projected Purchase Payments or the Contract is sold in connection with a group or sponsored arrangement.

GUARANTEE OF CERTAIN CHARGES -- The Company guarantees that: (1) the charge for mortality and expense risks will not exceed an annual rate of 1.10% (1.25% during the Annuity Period) of each Subaccount's average daily net assets; (2) the administration charge will not exceed an annual rate of 0.15% of each Subaccount's average daily net assets; and (3) the Rider charge will not exceed 0.43% (1.50% upon election of a Reset or new GMAB Term or upon reinstatement) of Contract Value.

UNDERLYING FUND EXPENSES -- Each Subaccount of the Separate Account purchases shares at the net asset value of the corresponding Underlying Fund. Each Underlying Fund's net asset value reflects the investment advisory fee and other expenses that are deducted from the assets of the Underlying Fund. These fees and expenses are not deducted from the Subaccounts, but are paid from the assets of the corresponding Underlying Fund. As a result, the Owner indirectly bears a pro rata portion of such fees and expenses. The advisory fees and other expenses, if any, which are more fully described in each Underlying Fund's prospectus, are not specified or fixed under the terms of the Contract.

ANNUITY PERIOD

GENERAL -- You select the Annuity Start Date at the time of application. The Annuity Start Date may not be prior to the third annual Contract Anniversary and may not be deferred beyond the Annuitant's 95th birthday, although the terms of a Qualified Plan and the laws of certain states may require that you start annuity payments at an earlier age. If you do not select an Annuity Start Date, the Annuity Start Date will be the later of the Annuitant's 70th birthday or the tenth annual Contract Anniversary. If you do not select an Annuity Option, annuity payments will not begin until you make a selection, which may be after the Annuity Start Date. See "Selection of an Option." If there are Joint Annuitants, the birth date of the older Annuitant will be used to determine the latest Annuity Start Date.

      On the Annuity Start Date, the proceeds under the Contract will be applied to provide an Annuity under one of the options described below. Each option is available in two forms -- either as a variable Annuity for use with the Subaccounts or as a fixed Annuity. A combination variable and fixed Annuity is also available. Variable annuity payments will fluctuate with the investment performance of the applicable Subaccounts while fixed annuity payments will not. The proceeds under the Contract will be equal to your Contract Value as of the Annuity Start Date, reduced by any applicable premium taxes .

      The Contract provides for eight Annuity Options. The Company may make other Annuity Options available upon request. Variable annuity payments under Annuity Options 1 through 4, 7 and 8 are based upon annuity rates that vary with the Annuity Option selected. In the case of Options 1 through 4 and 8, the annuity rates will vary based on the age and sex of the Annuitant, except that unisex rates are available where required by law. The annuity rates reflect the Annuitant's life expectancy based upon the Annuitant's age as of the Annuity Start Date and the Annuitant's gender, unless unisex rates apply. The annuity rates are based upon the 1983(a) mortality table with mortality improvement under projection scale G and are adjusted to reflect an assumed interest rate of 3.5%, compounded annually. The annuity rates for Option 7 reflect the assumed interest rate of 3.5%, compounded annually, and the length of the period certain without reference to the mortality table. In the case of Options 5 and 6 as described below, annuity payments are based upon Contract Value without regard to annuity rates.

      Annuity Options 1 through 4 and 8 provide for payments to be made during the lifetime of the Annuitant. Annuity payments under such options cease in the event of the Annuitant's death, unless the option provides for a guaranteed minimum number of payments, for example a life income with guaranteed payments of 5, 10, 15 or 20 years. The level of annuity payments will be greater for shorter guaranteed periods and less for longer guaranteed periods. Similarly, payments will be greater for life annuities than for joint and survivor annuities, because payments for life annuities are expected to be made for a shorter period.

      You may elect to receive annuity payments on a monthly, quarterly, semiannual, or annual basis, although no payments will be made for less than $100. If the frequency of payments selected would result in payments of less than $100, the Company reserves the right to change the frequency. For example, if you select monthly payments and your payment amount would be $75 per month, the Company could elect to change your payment frequency to quarterly as less frequent payments will result in a larger payment amount (assuming the same amount is applied to purchase the annuity).

      You may designate or change an Annuity Start Date, Annuity Option, or Annuitant, provided proper written notice is received by the Company at its Administrative Office at least 30 days prior to the Annuity Start Date set forth in the Contract. The date selected as the new Annuity Start Date must be at least 30 days after the date written notice requesting a change of Annuity Start Date is received at the Company's Administrative Office.


      Once annuity payments have commenced under Annuity Options 1 through 4 and 8, an Annuitant or Owner cannot change the Annuity Option and cannot make partial withdrawals or surrender his or her annuity for the Withdrawal Value. An Owner also cannot change the Annuity Option or make partial withdrawals or surrender his or her annuity for the Withdrawal Value if he or she has elected fixed annuity payments under Option 7. Under Annuity Options 5 and 6, an Owner may make full or partial withdrawals of Contract Value (other than systematic withdrawals), subject to any applicable withdrawal charge and premium tax charge. The Company handles a full or partial withdrawal under Annuity Options 5 and 6 as described under "Full and Partial Withdrawals" for withdrawals of Contract Value prior to the Annuity Start Date.


      If an Owner has elected variable annuity payments or a combination of variable and fixed annuity payments under Option 7, an Owner may elect to withdraw the present value of future annuity payments, commuted at the assumed interest rate, subject to a reduction for any applicable withdrawal charge and any uncollected premium tax. If the Owner elects a partial withdrawal under Option 7, future variable annuity payments will be reduced as a result of such withdrawal. The Company will make payment in the amount of the partial withdrawal requested and will reduce the amount of future annuity payments by a percentage that is equal to the ratio of (i) the partial withdrawal, plus any applicable withdrawal charge and any uncollected premium tax, over (ii) the present value of future annuity payments, commuted at the assumed interest rate. The number of Annuity Units used in calculating future variable annuity payments is reduced by the applicable percentage. The Owner may not make systematic withdrawals under Option 7. See "Value of Variable Annuity Payments: Assumed Interest Rate" for more information with regard to how the Company calculates variable annuity payments.

      An Owner or Annuitant may transfer Contract Value among the Subaccounts during the Annuity Period.

      The Contract specifies annuity tables for Annuity Options 1 through 4, 7 and 8, described below. The tables contain the guaranteed minimum dollar amount (per $1,000 applied) of the first annuity payment for a variable Annuity and each annuity payment for a fixed Annuity.

ANNUITY OPTIONS --

      OPTION 1 -- LIFE INCOME. Periodic annuity payments will be made during the lifetime of the Annuitant. It is possible under this Option for any Annuitant to receive only one annuity payment if the Annuitant's death occurred prior to the due date of the second annuity payment, two if death occurred prior to the due date of the third annuity payment, etc. THERE IS NO MINIMUM NUMBER OF PAYMENTS GUARANTEED UNDER THIS OPTION. PAYMENTS WILL CEASE UPON THE DEATH OF THE

ANNUITANT REGARDLESS OF THE NUMBER OF PAYMENTS RECEIVED.

      OPTION 2 -- LIFE INCOME WITH GUARANTEED PAYMENTS OF 5, 10, 15 OR 20 YEARS. Periodic annuity payments will be made during the lifetime of the Annuitant with the promise that if, at the death of the Annuitant, payments have been made for less than a stated period, which may be 5, 10, 15 or 20 years, as elected by the Owner, annuity payments will be continued during the remainder of such period to the Designated Beneficiary. Upon the Annuitant's death after the period certain, no further annuity payments will be made.

      OPTION 3 -- LIFE WITH INSTALLMENT OR UNIT REFUND OPTION. Periodic annuity payments will be made during the lifetime of the Annuitant with the promise that, if at the death of the Annuitant, the number of payments that has been made is less than the number determined by dividing the amount applied under this Option by the amount of the first payment, annuity payments will be continued to the Designated Beneficiary until that number of payments has been made.

      OPTION 4 -- JOINT AND LAST SURVIVOR. Annuity payments will be made as long as either Annuitant is living. Upon the death of one Annuitant, Annuity Payments continue to the surviving Annuitant at the same or a reduced level of 75%, 66 2/3% or 50% of Annuity Payments as elected by the Owner at the time the Annuity Option is selected. With respect to fixed annuity payments, the amount of the annuity payment, and with respect to variable annuity payments, the number of Annuity Units used to determine the annuity payment, is reduced as of the first annuity payment following the Annuitant's death. It is possible under this Option for only one annuity payment to be made if both Annuitants died prior to the second annuity payment due date, two if both died prior to the third annuity payment due date, etc. AS IN THE CASE OF OPTION 1, THERE IS NO MINIMUM NUMBER OF PAYMENTS GUARANTEED UNDER THIS OPTION. PAYMENTS CEASE UPON THE DEATH OF THE LAST SURVIVING ANNUITANT, REGARDLESS OF THE NUMBER OF PAYMENTS RECEIVED.

      OPTION 5 -- PAYMENTS FOR SPECIFIED PERIOD. Periodic annuity payments will be made for a fixed period, which may be from 5 to 20 years, as elected by the Owner. The amount of each annuity payment is determined by dividing Contract Value by the number of annuity payments remaining in the period. If, at the death of all Annuitants, payments have been made for less than the selected fixed period, the remaining unpaid payments will be paid to the Designated Beneficiary.

      OPTION 6 -- PAYMENTS OF A SPECIFIED AMOUNT. Periodic annuity payments of the amount elected by the Owner will be made until Contract Value is exhausted, with the guarantee that, if, at the death of all Annuitants, all guaranteed payments have not yet been made, the remaining unpaid payments will be paid to the Designated Beneficiary.

      OPTION 7 -- PERIOD CERTAIN. Periodic annuity payments will be made for a stated period, which may be 5, 10, 15 or 20 years, as elected by the Owner. This option differs from Option 5 in that annuity payments are calculated on the basis of Annuity Units rather than as a percentage of Contract Value. If the Annuitant dies prior to the end of the period, the remaining payments will be made to the Designated Beneficiary.

      OPTION 8 -- JOINT AND CONTINGENT SURVIVOR OPTION. Periodic annuity payments will be made during the life of the primary Annuitant. Upon the death of the primary Annuitant, payments will be made to the contingent Annuitant during his or her life. If the contingent Annuitant is not living upon the death of the primary Annuitant, no payments will be made to the contingent Annuitant. It is possible under this Option for only one annuity payment to be made if both Annuitants died prior to the second annuity payment due date, two if both died prior to the third annuity payment due date, etc. AS IN THE CASE OF OPTIONS 1 AND 4, THERE IS NO MINIMUM NUMBER OF PAYMENTS GUARANTEED UNDER THIS OPTION. PAYMENTS CEASE UPON THE DEATH OF THE LAST SURVIVING ANNUITANT, REGARDLESS OF THE NUMBER OF PAYMENTS RECEIVED.

      VALUE OF VARIABLE ANNUITY PAYMENTS: ASSUMED INTEREST RATE. The annuity tables in the Contract which are used to calculate variable annuity payments for Annuity Options 1 through 4, 7 and 8 are based on an "assumed interest rate" of 3-1/2%, compounded annually. Variable annuity payments generally increase or decrease from one annuity payment date to the next based upon the performance of the applicable Subaccounts during the interim period adjusted for the assumed interest rate. If the performance of the Subaccount selected is equal to the assumed interest rate, the annuity payments will remain constant. If the performance of the Subaccounts is greater than the assumed interest rate, the annuity payments will increase and if it is less than the assumed interest rate, the annuity payments will decline. A higher assumed interest rate would mean a higher initial annuity payment but the amount of the annuity payment would increase more slowly in a rising market (or the amount of the annuity payment would decline more rapidly in a declining market). A lower assumption would have the opposite effect.

      The Company calculates variable annuity payments under Options 1 through 4, 7 and 8 using Annuity Units. The value of an Annuity Unit for each Subaccount is determined as of each Valuation Date and was initially $1.00. The Annuity Unit value of a Subaccount as of any subsequent Valuation Date is determined by adjusting the Annuity Unit value on the previous Valuation Date for (1) the interim performance of the corresponding Underlying Fund; (2) any dividends or distributions paid by the corresponding Underlying Fund; (3) the mortality and expense risk and administration charges; (4) the charges, if any, that may be assessed by the Company for taxes attributable to the operation of the Subaccount; and (5) the assumed interest rate.

      The Company determines the number of Annuity Units used to calculate each variable annuity payment as of the Annuity Start Date. As discussed above, the Contract specifies annuity rates for Options 1 through 4, 7 and 8 for each $1,000 applied to an Annuity Option. The proceeds under the Contract as of the Annuity Start Date, are divided by $1,000 and the result is multiplied by the rate per $1,000 specified in the annuity tables to determine the initial annuity payment for a variable annuity and the guaranteed monthly annuity payment for a fixed annuity.

      On the Annuity Start Date, the Company divides the initial variable annuity payment by the value as of that date of the Annuity Unit for the applicable Subaccount to determine the number of Annuity Units to be used in calculating subsequent annuity payments. If variable annuity payments are allocated to more than one Subaccount, the number of Annuity Units will be determined by dividing the portion of the initial variable annuity payment allocated to a Subaccount by the value of that Subaccount's Annuity Unit as of the Annuity Start Date. The initial variable annuity payment is allocated to the Subaccounts in the same proportion as the Contract Value is allocated as of the Annuity Start Date. The number of Annuity Units will remain constant for subsequent annuity payments, unless the Owner transfers Annuity Units among Subaccounts or makes a withdrawal under Option 7.

      Subsequent variable annuity payments are calculated by multiplying the number of Annuity Units allocated to a Subaccount by the value of the Annuity Unit as of the date of the annuity payment. If the annuity payment is allocated to more than one Subaccount, the annuity payment is equal to the sum of the payment amount determined for each Subaccount.

SELECTION OF AN OPTION -- You should carefully review the Annuity Options with your financial or tax adviser. For Contracts used in connection with a Qualified Plan, reference should be made to the terms of the particular plan and the requirements of the Internal Revenue Code for pertinent limitations respecting annuity payments and other matters. For instance, Qualified Plans generally require that annuity payments begin no later than April 1 of the calendar year following the year in which the Annuitant reaches age 70-1/2. In addition, under a Qualified Plan, the period elected for receipt of annuity payments under Annuity Options (other than Life Income) generally may be no longer than the joint life expectancy of the Annuitant and beneficiary in the year that the Annuitant reaches age 70-1/2, and must be shorter than such joint life expectancy if the beneficiary is not the Annuitant's spouse and is more than ten years younger than the Annuitant.

MORE ABOUT THE CONTRACT

OWNERSHIP -- The Owner is the person named as such in the application or in any later change shown in the Company's records. While living, the Owner alone has the right to receive all benefits and exercise all rights that the Contract grants or the Company allows.

DESIGNATION AND CHANGE OF BENEFICIARY -- The Designated Beneficiary is the person having the right to the death benefit, if any, payable upon the death of the Owner prior to the Annuity Start Date. The Designated Beneficiary is the first person on the following list who, if a natural person, is alive on the date of death of the Owner: the Owner; the Primary Beneficiary; the Secondary Beneficiary; the Annuitant; or if none of the above are alive, the Owner's estate. The Primary Beneficiary is the individual named as such in the application or any later change shown in the Company's records. The Primary Beneficiary will receive the death benefit of the Contract only if he or she is alive on the date of death of the Owner prior to the Annuity Start Date. Because the death benefit of the Contract goes to the first person on the above list who is alive on the date of death of the Owner, careful consideration should be given to the manner in which the Contract is registered, as well as the designation of the Primary Beneficiary. The Owner may change the Primary Beneficiary at any time while the Contract is in force by written request on forms provided by the Company and received by the Company at its Administrative Office. The change will not be binding on the Company until it is received and recorded at its Administrative Office. The change will be effective as of the date this form is signed subject to any payments made or other actions taken by the Company before the change is received and recorded. A Secondary Beneficiary may be designated. The Owner may designate a permanent Beneficiary whose rights under the Contract cannot be changed without his or her consent.

      Reference should be made to the terms of a particular Qualified Plan and any applicable law for any restrictions or limitations on the designation of a Beneficiary. Some qualified plans do not allow the designation of any primary beneficiary other than a spouse unless the spouse consents to such designation and the consent is witnessed by a plan representative or a notary public.

DIVIDENDS -- The Contract does not share in the surplus earnings of the Company, and no dividends will be paid.

PAYMENTS FROM THE SEPARATE ACCOUNT -- The Company generally will pay any full or partial withdrawal benefit or death benefit proceeds from Contract Value allocated to the Subaccounts, and will transfer Contract Value between Subaccounts, within seven days after a proper request is received at the Company's

Administrative Office. However, the Company can postpone payment of such a payment or transfer of amounts from the Subaccounts to the extent permitted under applicable law, which is currently permissible only for any period:

- During which the New York Stock Exchange is closed other than customary weekend and holiday closings,

- During which trading on the New York Stock Exchange is restricted as determined by the SEC,

- During which an emergency, as determined by the SEC, exists as a result of which (i) disposal of securities held by the Separate Account is not reasonably practicable, or (ii) it is not reasonably practicable to determine the value of the assets of the Separate Account, or

- For such other periods as the SEC may by order permit for the protection of investors.

The Company reserves the right to delay payments of any full or partial withdrawal until all of your Purchase Payment checks have been honored by your bank.

PROOF OF AGE AND SURVIVAL -- The Company may require proof of age or survival of any person on whose life annuity payments depend.

MISSTATEMENTS -- If you misstate the age or sex of an Annuitant or age of the Owner, the correct amount paid or payable by the Company under the Contract shall be such as the Contract Value would have provided for the correct age or sex (unless unisex rates apply).

RESTRICTIONS ON WITHDRAWALS FROM QUALIFIED PLANS -- Generally, a Qualified Plan may not provide for the distribution or withdrawal of amounts accumulated under the Plan until after a fixed number of years, the attainment of a stated age or upon the occurrence of a specific event such as hardship, disability, retirement, death or termination of employment. Therefore, if you own a Contract purchased in connection with a Qualified Plan, you may not be entitled to make a full or partial withdrawal, as described in this Prospectus, unless one of the above-described conditions has been satisfied. For this reason, you should refer to the terms of your particular Qualified Plan, the Internal Revenue Code and other applicable law for any limitation or restriction on distributions and withdrawals, including the 10% penalty tax that may be imposed in the event of a distribution from a Qualified Plan before the participant reaches age 59-1/2. See the discussion under "Tax Penalties."

      Section 403(b) imposes restrictions on certain distributions from tax-sheltered annuity contracts meeting the requirements of Section 403(b). The restrictions apply to tax years beginning on or after January 1, 1989. Section 403(b) requires that distributions from Section 403(b) tax-sheltered annuities that are attributable to employee contributions made after December 31, 1988 under a salary reduction agreement begin only after the employee (i) reaches age 59-1/2, (ii) has a severance from employment, (iii) dies, (iv) becomes disabled, or (v) incurs a hardship. Furthermore, distributions of gains attributable to such contributions accrued after December 31, 1988 may not be made on account of hardship. Hardship, for this purpose, is generally defined as an immediate and heavy financial need, such as paying for medical expenses, the purchase of a residence, paying certain tuition expenses, or paying amounts needed to avoid eviction or foreclosure that may only be met by the distribution. You should also be aware that Internal Revenue Service regulations do not allow you to make any contributions to your 403(b) annuity contract for a period of six months after a hardship withdrawal.

      If you own a Contract purchased as a tax-sheltered Section 403(b) annuity contract, you will not, therefore, be entitled to make a full or partial withdrawal, as described in this Prospectus, in order to receive proceeds from the Contract attributable to contributions under a salary reduction agreement or any gains credited to such Contract after December 31, 1988 unless one of the above-described conditions has been satisfied. In the case of transfers of amounts accumulated in a different Section 403(b) contract to this Contract under a Section 403(b) program, the withdrawal constraints described above would not apply to the amount transferred to the Contract designated as attributable to the Owner's December 31, 1988 account balance under the old contract, provided the amounts transferred between contracts qualified as a tax-free exchange under the Internal Revenue Code. An Owner of a Contract may be able to transfer the Contract's Withdrawal Value to certain other investment alternatives meeting the requirements of Section 403(b) that are available under an employer's Section 403(b) arrangement.

      The distribution or withdrawal of amounts under a Contract purchased in connection with a Qualified Plan may result in the receipt of taxable income to the Owner or Annuitant and in some instances may also result in a penalty tax. Therefore, you should carefully consider the tax consequences of a distribution or withdrawal under a Contract and you should consult a competent tax adviser. See "Federal Tax Matters."


RESTRICTIONS UNDER THE TEXAS OPTIONAL RETIREMENT PROGRAM -- If you are a participant in the Texas Optional Retirement Program, your Contract is subject to restrictions required under the Texas Government Code. In accordance with those restrictions, you will not be permitted to make withdrawals prior to your retirement, death or termination of employment in a Texas public institution of higher education.

FEDERAL TAX MATTERS

INTRODUCTION -- The Contract described in this Prospectus is designed for use by individuals in retirement plans which are Qualified Plans under the provisions of the Internal Revenue Code ("Code"). The ultimate effect of federal income taxes on the amounts held under a Contract, on annuity payments, and on the economic benefits to the Owner, the Annuitant, and the Beneficiary or other payee will depend upon the type of retirement plan, if any, for which the Contract is purchased, the tax and employment status of the individuals involved and a number of other factors. The discussion contained herein and in the Statement of Additional Information is general in nature and is not intended to be an exhaustive discussion of all questions that might arise in connection with a Contract. It is based upon the Company's understanding of the present federal income tax laws as currently interpreted by the Internal Revenue Service ("IRS"), and is not intended as tax advice. No representation is made regarding the likelihood of continuation of the present federal income tax laws or of the current interpretations by the IRS or the courts. Future legislation may affect annuity contracts adversely. Moreover, no attempt has been made to consider any applicable state or other laws. Because of the inherent complexity of the tax laws and the fact that tax results will vary according to the particular circumstances of the individual involved and, if applicable, the Qualified Plan, a person should consult with a qualified tax adviser regarding the purchase of a Contract, the selection of an Annuity Option under a Contract, the receipt of annuity payments under a Contract or any other transaction involving a Contract. THE COMPANY DOES NOT MAKE ANY GUARANTEE REGARDING THE TAX STATUS OF, OR TAX CONSEQUENCES ARISING FROM, ANY CONTRACT OR ANY TRANSACTION INVOLVING THE CONTRACT.

TAX STATUS OF THE COMPANY AND THE SEPARATE ACCOUNT --

      GENERAL. The Company intends to be taxed as a life insurance company under
Part I, Subchapter L of the Code. Because the operations of the Separate Account form a part of the Company, the Company will be responsible for any federal income taxes that become payable with respect to the income of the Separate Account and its Subaccounts.

      CHARGE FOR THE COMPANY'S TAXES. A charge may be made for any federal taxes incurred by the Company that are attributable to the Separate Account, the Subaccounts or to the operations of the Company with respect to the Contract or attributable to payments, premiums, or acquisition costs under the Contract. The Company will review the question of a charge to the Separate Account, the Subaccounts or the Contract for the Company's federal taxes periodically. Charges may become necessary if, among other reasons, the tax treatment of the Company or of income and expenses under the Contract is ultimately determined to be other than what the Company currently believes it to be, if there are changes made in the federal income tax treatment of variable annuities at the insurance company level, or if there is a change in the Company's tax status.

      Under current laws, the Company may incur state and local taxes (in addition to premium taxes) in several states. At present, these taxes are not significant. If there is a material change in applicable state or local tax laws, the Company reserves the right to charge the Separate Account or the Subaccounts for such taxes, if any, attributable to the Separate Account or Subaccounts.

QUALIFIED PLANS -- The Contract may be used with Qualified Plans that meet the requirements of Section 403(b), 408 or 408A of the Code. If you are purchasing the Contract as an investment vehicle for one of these Qualified Plans, you should consider that the Contract does not provide any additional tax advantage to that already available through the Qualified Plan. However, the Contract does offer features and benefits in addition to providing tax deferral that other investments may not offer, including death benefit protection for your beneficiaries and annuity options which guarantee income for life. You should consult with your financial professional as to whether the overall benefits and costs of the Contract are appropriate considering your circumstances.

      The tax rules applicable to participants in such Qualified Plans vary according to the type of plan and the terms and conditions of the plan itself. No attempt is made herein to provide more than general information about the use of the Contract with the various types of Qualified Plans. These Qualified Plans may permit the purchase of the Contract to accumulate retirement savings under the plans. Adverse tax or other legal consequences to the plan, to the participant or to both may result if this Contract is assigned or transferred to any individual as a means to provide benefit payments, unless the plan complies with all legal requirements applicable to such benefits prior to transfer of the Contract. Owners, Annuitants, and Beneficiaries, are cautioned that the rights of any person to any benefits under such Qualified Plans may be subject to the terms and conditions of the plans themselves or limited by applicable law, regardless of the terms and conditions of the Contract issued in connection therewith. For example, the Company may accept beneficiary designations and payment instructions under the terms of the Contract without regard to any spousal consents that may be required under the plan or the Employee Retirement Income Security Act of 1974 (ERISA). Consequently, an Owner's Beneficiary designation or elected payment option may not be enforceable.

      The amounts that may be contributed to Qualified Plans are subject to limitations that vary depending on the type of Plan. In addition, early distributions from most

Qualified Plans may be subject to penalty taxes, or, for certain plans, could cause the Plan to be disqualified. Furthermore, distributions from most Qualified Plans are subject to certain minimum distribution rules. Failure to comply with these rules could result in disqualification of the Plan or subject the Owner or Annuitant to penalty taxes. As a result, the minimum distribution rules may limit the availability of certain Annuity Options to certain Annuitants and their beneficiaries. These requirements may not be incorporated into the Company's Contract administration procedures. Owners, participants and beneficiaries are responsible for determining that contributions, distributions and other transactions with respect to the Contract comply with applicable law.

      The following are brief descriptions of the various types of Qualified Plans and the use of the Contract therewith:

      SECTION 403(B). Code Section 403(b) permits public school employees and employees of certain types of charitable, educational and scientific organizations specified in Section 501(c)(3) of the Code to purchase annuity contracts, and, subject to certain limitations, to exclude the amount of Purchase Payments from gross income for tax purposes. The Contract may be purchased in connection with a Section 403(b) annuity program.

      Section 403(b) annuities must generally be provided under a plan that meets certain minimum participation, coverage, and nondiscrimination requirements. Each employee's interest in a retirement plan qualified under Code
Section 403(b) must generally be distributed or begin to be distributed not later than April 1 of the calendar year following the later of the calendar year in which the employee reaches age 70-1/2 or retires ("required beginning date"). Periodic distributions must not extend beyond the life of the employee or the lives of the employee and a designated beneficiary (or over a period extending beyond the life expectancy of the employee or the joint life expectancy of the employee and a designated beneficiary).

      If an employee dies before reaching his or her required beginning date, the employee's entire interest in the plan must generally be distributed beginning before the close of the calendar year following the year of the employee's death to a designated beneficiary over the life of the beneficiary (or over a period not extending beyond the life expectancy of the beneficiary). If the designated beneficiary is the employee's surviving spouse, distributions may be delayed until the employee would have reached age 70-1/2. If there is no designated beneficiary or if distributions are not timely commenced, the entire interest must be distributed by the end of the fifth calendar year following the year of death.

      If an employee dies after reaching his or her required beginning date, the employee's interest in the plan must generally be distributed at least as rapidly as under the method of distribution in effect at the time of the employee's death.

      A Section 403(b) annuity contract may be purchased with employer contributions, employee contributions or a combination of both. An employee's rights under a Section 403(b) contract must be nonforfeitable. The contribution limit is similar to the limits on contributions to other qualified retirement plans and depends upon, among other things, whether the annuity contract is purchased with employer or employee contributions.

      Amounts used to purchase Section 403(b) annuities generally are excludable from the taxable income of the employee. As a result, all distributions from such annuities are normally taxable in full as ordinary income to the employee.

      A Section 403(b) annuity contract must prohibit the distribution of employee contributions (including earnings thereon) until the employee: (i) attains age 59-1/2; (ii) has a severance from employment; (iii) dies; (iv) becomes disabled; or (v) incurs a financial hardship (earnings may not be distributed in the event of hardship).

      Distributions from a Section 403(b) annuity contract may be eligible for a tax-free rollover to another eligible retirement plan, including an individual retirement account or annuity (IRA). See "Rollovers."


      SECTIONS 408 AND 408A. TRADITIONAL INDIVIDUAL RETIREMENT ANNUITIES.
Section 408 of the Code permits eligible individuals to establish individual retirement programs through the purchase of Individual Retirement Annuities ("traditional IRAs"). The Contract may be purchased as a traditional IRA. The IRAs described in this section are called "traditional IRAs" to distinguish them from "Roth IRAs," which are described below.


      IRAs are subject to limitations on the amount that may be contributed, the persons who may be eligible and the time when distributions must commence. Depending upon the circumstances of the individual, contributions to a traditional IRA may be made on a deductible or non-deductible basis. IRAs may not be transferred, sold, assigned, discounted or pledged as collateral for a loan or other obligation. The annual premium for an IRA may not be fixed and may not exceed (except in the case of a rollover contribution) the lesser of 100% of the individual's taxable compensation or the applicable dollar amount as shown in the table below:


   TAX YEAR                AMOUNT
-------------------        ------
   2005 - 2007             $4,000
2008 and thereafter        $5,000



Any refund of premium must be applied to the payment of future premiums or the purchase of additional benefits. If an individual is age 50 or over, the individual may make an additional catch-up contribution to a traditional IRA of

$500 during the 2005 tax year, or $1,000 for the 2006 tax year or any tax year thereafter. However, if the individual is covered by an employer-sponsored retirement plan, the amount of IRA contributions the individual may deduct in a year may be reduced or eliminated based on the individual's adjusted gross income for the year ($70,000 for a married couple filing a joint return and $50,000 for a single taxpayer in 2005). If the individual's spouse is covered by an employer-sponsored retirement plan but the individual is not, the individual may be able to deduct those contributions to a traditional IRA; however, the deduction will be reduced or eliminated if the adjusted gross income on a joint return is between $150,000 and $160,000. Nondeductible contributions to traditional IRAs must be reported to the IRS in the year made on Form 8606.


      Sale of the Contract for use with traditional IRAs may be subject to special requirements imposed by the Internal Revenue Service. Purchasers of the Contract for such purposes will be provided with such supplementary information as may be required by the Internal Revenue Service or other appropriate agency, and will have the right to revoke the Contract under certain circumstances. See the IRA Disclosure Statement that accompanies this Prospectus.

      In general, traditional IRAs are subject to minimum distribution requirements similar to those applicable to retirement plans qualified under
Section 403(b) of the Code; however, the required beginning date for traditional IRAs is generally the date that the contract owner reaches age 70-1/2 -- the contract owner's retirement date, if any, will not affect his or her required beginning date. See "Section 403(b)." Distributions from IRAs are generally taxed under Code Section 72. Under these rules, a portion of each distribution may be excludable from income. The amount excludable from the individual's income is the amount of the distribution that bears the same ratio as the individual's nondeductible contributions bears to the expected return under the IRA.

      Distributions of deductible, pre-tax contributions and earnings from a traditional IRA may be eligible for a tax-free rollover to an eligible retirement plan, including another traditional IRA. In certain cases, a distribution of non-deductible contributions or other after-tax amounts from a traditional IRA may be eligible to be rolled over to another traditional IRA. See "Rollovers."

      ROTH IRAS. Section 408A of the Code permits eligible individuals to establish a Roth IRA. The Contract may be purchased as a Roth IRA. Regular contributions may be made to a Roth IRA up to the same contribution limits that apply to traditional IRA contributions. The regular contribution limits are phased out for taxpayers with $95,000 to $110,000 in adjusted gross income ($150,000 to $160,000 for married filing joint returns). Also the taxable balance in a traditional IRA may be rolled over or converted into a Roth IRA for taxpayers with adjusted gross income of up to $100,000.

      Regular contributions to a Roth IRA are not deductible, and rollovers and conversions from a traditional IRA are taxable when completed, but withdrawals that meet certain requirements are not subject to federal income tax on either the original contributions or any earnings. Sale of the Contract for use with Roth IRAs may be subject to special requirements imposed by the IRS. Purchasers of the Contract for such purposes will be provided with such supplementary information as may be required by the IRS or other appropriate agency, and will have the right to revoke the Contract under certain requirements. Unlike a traditional IRA, Roth IRAs are not subject to minimum required distribution rules during the Contractowner's lifetime. Generally, however, the amount remaining in a Roth IRA after the Contractowner's death must begin to be distributed by the end of the first calendar year after death, and made over a beneficiary's life expectancy. If there is no beneficiary, or if the beneficiary elects to delay distributions, the account must be distributed by the end of the fifth full calendar year after death of the Contractowner.

      ROLLOVERS. A "rollover" is the tax-free transfer of a distribution from one "eligible retirement plan" to another. Distributions which are rolled over are not included in the employee's gross income until some future time.

      If any portion of the balance to the credit of an employee in a Section 403(b) plan is paid to the employee in an "eligible rollover distribution" and the employee transfers any portion of the amount received to an eligible retirement plan, then the amount so transferred is not includable in income. Also, pre-tax distributions from an IRA may be rolled over to another eligible retirement plan. An "eligible rollover distribution" generally means any distribution that is not one of a series of periodic payments made for the life of the distributee or for a specified period of at least ten years. In addition, a required minimum distribution, death distributions (except to a surviving spouse) and certain corrective distributions, will not qualify as an eligible rollover distribution. A rollover must be made directly between plans or indirectly within 60 days after receipt of the distribution.

      An "eligible retirement plan" will be another Section 403(b) plan, or a traditional individual retirement account or annuity described in Code Section 408.

      A Section 403(b) plan must generally provide a participant receiving an eligible rollover distribution, the option to have the distribution transferred directly to another eligible retirement plan.

      TAX PENALTIES. PREMATURE DISTRIBUTION TAX. Distributions from a Qualified Plan before the participant reaches age 59-1/2 are generally subject to an additional tax equal to 10% of the taxable portion of the distribution. The 10% penalty tax does not apply to distributions: (i) made on or after the death of the employee; (ii) attributable to the employee's disability; (iii) which are part of a series of substantially equal periodic payments made (at least annually) for the life (or life expectancy) of the employee or the joint lives (or joint life expectancies) of the employee and a designated beneficiary and (except for
IRAs) which begin after the employee terminates employment; (iv) made to an employee after termination of employment after reaching age 55; (v) made to pay for certain medical expenses; (vi) that are exempt withdrawals of an excess contribution; (vii) that are rolled over or transferred in accordance with Code requirements; or (viii) that are transferred pursuant to a decree of divorce or separate maintenance or written instrument incident to such a decree.

      The exception to the 10% penalty tax described in item (iv) above is not applicable to IRAs. However, distributions from an IRA to unemployed individuals can be made without application of the 10% penalty tax to pay health insurance premiums in certain cases. There are two additional exceptions to the 10% penalty tax on withdrawals from IRAs before age 59-1/2: withdrawals made to pay "qualified" higher education expenses and withdrawals made to pay certain "eligible first-time home buyer expenses."

      MINIMUM DISTRIBUTION TAX. If the amount distributed from a Qualified Plan is less than the minimum required distribution for the year, the participant is subject to a 50% tax on the amount that was not properly distributed.

      WITHHOLDING. Periodic distributions (e.g., annuities and installment payments) from a Qualified Plan that will last for a period of ten or more years are generally subject to voluntary income tax withholding. The amount withheld on such periodic distributions is determined at the rate applicable to wages. The recipient of a periodic distribution may generally elect not to have withholding apply.

      Nonperiodic distributions (e.g., lump sums and annuities or installment payments of less than ten years) from a Qualified Plan (other than IRAs) are generally subject to mandatory 20% income tax withholding. However, no withholding is imposed if the distribution is transferred directly to another eligible retirement plan. Nonperiodic distributions from an IRA are subject to income tax withholding at a flat 10% rate. The recipient of such a distribution may elect not to have withholding apply.

      The above description of the federal income tax consequences of the different types of Qualified Plans which may be funded by the Contract offered by this Prospectus is only a brief summary and is not intended as tax advice. The rules governing the provisions of Qualified Plans are extremely complex and often difficult to comprehend. Anything less than full compliance with the applicable rules, all of which are subject to change, may have adverse tax consequences. A prospective Owner considering adoption of a Qualified Plan and purchase of a Contract in connection therewith should first consult a qualified and competent tax adviser, with regard to the suitability of the Contract as an investment vehicle for the Qualified Plan.

OTHER INFORMATION

VOTING OF UNDERLYING FUND SHARES -- The Company is the legal owner of the shares of the Underlying Funds held by the Subaccounts. The Company will exercise voting rights attributable to the shares of each Underlying Fund held in the Subaccounts at any regular and special meetings of the shareholders of the Underlying Funds on matters requiring shareholder voting under the 1940 Act. In accordance with its view of presently applicable law, the Company will exercise its voting rights based on instructions received from persons having the voting interest in corresponding Subaccounts. However, if the 1940 Act or any regulations thereunder should be amended, or if the present interpretation thereof should change, and as a result the Company determines that it is permitted to vote the shares of the Underlying Funds in its own right, it may elect to do so.

      The person having the voting interest under a Contract is the Owner. Unless otherwise required by applicable law, the number of shares of a particular Underlying Fund as to which voting instructions may be given to the Company is determined by dividing your Contract Value in the corresponding Subaccount on a particular date by the net asset value per share of the Underlying Fund as of the same date. Fractional votes will be counted. The number of votes as to which voting instructions may be given will be determined as of the same date established by the Underlying Fund for determining shareholders eligible to vote at the meeting of the Underlying Fund. If required by the SEC, the Company reserves the right to determine in a different fashion the voting rights attributable to the shares of the Underlying Funds. Voting instructions may be cast in person or by proxy.

      Voting rights attributable to your Contract Value in a Subaccount for which no timely voting instructions are received will be voted by the Company in the same proportion as the voting instructions that are received in a timely manner for all Contracts participating in that Subaccount.

SUBSTITUTION OF INVESTMENTS -- The Company reserves the right, subject to compliance with the law as then in effect, to make additions to, deletions from, substitutions for, or combinations of the securities that are held by the Separate Account or any Subaccount or that the Separate Account or any Subaccount may purchase. If shares of any or all of the Underlying Funds should no longer be available for investment, or if the Company management believes further investment in shares of any or all of the Underlying Funds should become inappropriate in view of the purposes of the Contract, the Company may substitute shares of another Underlying Fund or of a different fund for shares already purchased, or to be purchased in the future under the Contract. Substituted fund shares may have higher fees and expenses. The Company may also purchase, through the Subaccount, other securities for other classes of contracts, or permit a conversion between classes of contracts on the basis of requests made by Owners.

      In connection with a substitution of any shares attributable to an Owner's interest in a Subaccount or the Separate Account, the Company will, to the extent required under applicable law, provide notice, seek Owner approval, seek prior approval of the SEC, and comply with the filing or other procedures established by applicable state insurance regulators.

      The Company also reserves the right to establish additional Subaccounts of the Separate Account that would invest in a new Underlying Fund or in shares of another investment company, a series thereof, or other suitable investment vehicle. The Company may establish new Subaccounts in its sole discretion, and will determine whether to make any new Subaccount available to existing Owners. The Company may also eliminate or combine one or more Subaccounts to all or only certain classes of Owners if, in its sole discretion, marketing, tax, or investment conditions so warrant.

      Subject to compliance with applicable law, the Company may transfer assets to the general account. The Company also reserves the right, subject to any required regulatory approvals, to transfer assets of the Separate Account or any Subaccount to another separate account or Subaccount.

      In the event of any such substitution or change, the Company may, by appropriate endorsement, make such changes in these and other contracts as may be necessary or appropriate to reflect such substitution or change. If the Company believes it to be in the best interests of persons having voting rights under the Contract, the Separate Account may be operated as a management investment company under the 1940 Act or any other form permitted by law. The Separate Account may be deregistered under that Act in the event such registration is no longer required, or it may be combined with other separate accounts of the Company or an affiliate thereof. Subject to compliance with applicable law, the Company also may establish a committee, board, or other group to manage one or more aspects of the operation of the Separate Account.

CHANGES TO COMPLY WITH LAW AND AMENDMENTS -- The Company reserves the right, without the consent of Owners, to suspend sales of the Contract as presently offered and to make any change to the provisions of the Contract to comply with, or give Owners the benefit of, any federal or state statute, rule, or regulation, including but not limited to requirements for annuity contracts and retirement plans under the Internal Revenue Code and regulations thereunder or any state statute or regulation.

REPORTS TO OWNERS -- The Company will send you annually a statement setting forth a summary of the transactions that occurred during the year, and indicating the Contract Value as of the end of each year. In addition, the statement will indicate the allocation of Contract Value among the Subaccounts and any other information required by law. The Company will also send confirmations upon Purchase Payments, transfers, and full and partial withdrawals. The Company may confirm certain transactions on a quarterly basis. These transactions include purchases under an Automatic Investment Program, transfers under the Dollar Cost Averaging and Asset Reallocation Options, systematic withdrawals and annuity payments.

      You will also receive annual and semiannual reports containing financial statements for those Underlying Funds corresponding to the Subaccounts to which you have allocated your Contract Value. Such reports will include a list of the portfolio securities of the Underlying Fund, as required by the 1940 Act, and/or such other reports as may be required by federal securities laws.


ELECTRONIC PRIVILEGES -- You may request a transfer of Contract Value and may make changes in your Purchase Payment allocation and to an existing Dollar Cost Averaging or Asset Reallocation option by telephone if the proper form has been properly completed, signed, and filed at the Company's Administrative Office. You also may request a transfer of Contract Value electronically via facsimile, or through the Company's Internet web site if you have authorized your financial representative to make financial transactions on your behalf. Any telephone or electronic device, whether it is the Company's, yours, your service provider's, or your registered representative's, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may delay or prevent the Company's processing of your transfer request. Although we have taken precautions to limit these problems, we cannot promise complete reliability under all circumstances. If you are experiencing problems, you should make your transfer request by writing to our Administrative Office.


      The Company has established procedures to confirm that instructions communicated by telephone are genuine and will not be liable for any losses due to fraudulent or unauthorized instructions provided it complies with its procedures. The Company's procedures require that any person requesting a transfer by telephone provide the account number and the Owner's tax identification number and such instructions must be received on a recorded line. The Company reserves the right to deny any telephone transfer request. If all telephone lines are busy (which might occur, for example, during periods of substantial market fluctuations) or are otherwise unavailable, you may not be able to request transfers by telephone and would have to submit written requests.

      By authorizing telephone transfers, you authorize the Company to accept and act upon telephonic instructions for transfers involving your Contract. There are risks associated with telephone transactions that do not occur if a written request is submitted. Anyone authorizing or making telephone requests bears those risks. You agree that neither the Company, any of its affiliates, nor any Underlying Fund, will be liable for any loss, damages, cost, or expense (including attorneys' fees) arising out of any telephone requests; provided that the Company effects such request in accordance with its procedures. As a result of this policy on telephone requests, you bear the risk of loss arising from the telephone transfer privilege. The Company may discontinue, modify, or suspend the telephone transfer privilege at any time.

LEGAL PROCEEDINGS -- The Company and its subsidiaries, like other life insurance companies, may be involved in lawsuits, including class action lawsuits. In some class action and other lawsuits involving insurers, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any litigation cannot be predicted with certainty, the Company believes that at the present time there are no legal proceedings pending or threatened to which the Company, the Separate Account, or Security Distributors, Inc. is a party that are reasonably likely to materially affect the Separate Account, the Company's ability to meet its obligations under the Contract, or Security Distributors, Inc.'s ability to perform its contract with the Separate Account.


      In 2003 and 2004, the SEC requested information from the Company relating to market timing and late trading of mutual funds and variable insurance products. The Company believes that these inquiries were similar to those made to many financial service companies as part of an industry-wide investigation by the SEC into the practices, policies, and procedures relating to trading in mutual fund shares. The Company responded to the information requests and is not aware of any problems with respect to such matters involving the Company, SDI, or the Separate Account.



SALE OF THE CONTRACT -- The Company currently offers the Contract on a continuous basis. The Company anticipates continuing to offer the Contract but reserves the right to discontinue the offering.



      PRINCIPAL UNDERWRITER. The Company has entered into a principal underwriting agreement with its affiliate, Security Distributors, Inc. ("SDI"), for the distribution and sale of the Contract. SDI's home office is located at One Security Benefit Place, Topeka, Kansas 66636-0001. SDI, a wholly-owned subsidiary of Security Benefit Corporation, is registered as a broker-dealer with the SEC under the Securities Exchange Act of 1934 and is a member of National Association of Securities Dealers, Inc. (NASD).



      SDI does not sell the Contract directly to purchasers. The Contract is offered to the public through registered representatives of broker-dealers (including Brecek & Young Advisors, Inc., an affiliate of the Company and SDI) that have entered into selling agreements with the Company and SDI for the sale of the Contract (collectively, "Selling Broker-Dealers"). Registered representatives must be licensed as insurance agents by applicable state insurance authorities and appointed agents of the Company in order to sell the Contract. The Company pays commissions to Selling Broker-Dealers through SDI. During fiscal years 2004, 2003, and 2002, the amounts paid to SDI in connection with all variable annuity contracts sold through the Separate Account were $4,849,070, $6,434,187, and $3,613,911, respectively. SDI passes through commissions it receives to Selling Broker-Dealers for their sales and does not retain any portion of commissions in return for its services as principal underwriter for the Contract. However, the Company may pay some or all of SDI's operating and other expenses, including the following sales expenses: compensation and bonuses for SDI's management team, advertising expenses, and other expenses of distributing the Contract. In addition, the Company pays SDI an annual payment of 0.75% of all Purchase Payments received under variable annuity contracts issued by the Company to support SDI's ongoing operations.



      SELLING BROKER-DEALERS. The Company pays commissions to all Selling Broker-Dealers in connection with the promotion and sale of the Contract according to one or more schedules. A portion of any payments made to Selling Broker-Dealers may be passed on to their registered representatives in accordance with their internal compensation programs. The Company may use any of its corporate assets to pay commissions and other costs of distributing the Contract, including any profit from the mortality and expense risk charge or other fees and charges imposed under the Contract. Commissions and other incentives or payments described below are not charged directly to Owners or the Separate Account. The Company intends to recoup commissions and other sales expenses through fees and charges deducted under the Contract or from its general account.



      Compensation Paid to All Selling Broker-Dealers. The Company pays commissions as a percentage of initial and subsequent Purchase Payments at the time it receives them, as a percentage of Contract Value on an ongoing basis, or a combination of both. While the amount and timing of commissions may vary depending on the selling agreement, the Company does not expect commissions to exceed 8% of aggregate Purchase Payments (if compensation is paid as a percentage of Purchase Payments) and 0.75% annually of average Contract Value (if compensation is paid as a percentage of Contract Value). The Company also pays non-cash compensation in connection with the sale of the Contract, including conferences, seminars and trips (including travel, lodging and meals in connection therewith), entertainment, merchandise and other similar items. The Company may periodically establish commission specials (such as the one described below); however, unless otherwise stated, commissions paid under these specials will not exceed an additional 1% of aggregate Purchase Payments.



      The registered representative who sells you the Contract typically receives a portion of the compensation the Company pays to his or her Selling Broker-Dealer, depending on the agreement between the Selling Broker-Dealer and your registered representative and the Selling Broker-Dealer's internal compensation program. These programs may include other types of cash and non-cash compensation and other benefits. ASK YOUR REGISTERED REPRESENTATIVE FOR FURTHER INFORMATION ABOUT WHAT HE OR SHE AND THE SELLING BROKER-DEALER FOR WHOM HE OR SHE WORKS MAY RECEIVE IN CONNECTION WITH YOUR PURCHASE OF A CONTRACT.



      Additional Compensation Paid to Selected Selling Broker-Dealers. In addition to ordinary commissions and non-cash compensation, the Company may pay additional compensation to selected Selling Broker-Dealers. These payments may be: (1) trail commissions or persistency payments, which are periodic payments based on contract values of the Company's variable insurance contracts (including Contract Values of the Contract) or other persistency standards; (2) preferred status fees (which may be in the form of a higher percentage of ordinary commission) paid to obtain preferred treatment of the Contract in Selling Broker-Dealers' marketing programs, including enhanced marketing services and increased access to their registered representatives; (3) one-time bonus payments for their participation in sales promotions with regard to the Contract; (4) periodic bonus payments calculated as a percentage of the average contract value of the Company's variable insurance contracts (including the Contract) sold by the Selling Broker-Dealer during the calendar year of payment; and (5) industry conference fees paid to help defray the costs of sales conferences and educational seminars for the Selling Broker-Dealers' registered representatives.



      These additional compensation arrangements are not offered to all Selling Broker-Dealers and the terms of such arrangements and the payments made thereunder may differ substantially among Selling Broker-Dealers. The payments may be significant and may be calculated in different ways by different Selling Broker-Dealers. These arrangements are designed to specially encourage the sale of the Company's products (and/or its affiliates' products) by such Selling Broker-Dealers. The prospect of receiving, or the receipt of, additional compensation may provide Selling Broker-Dealers and/or their registered representatives with an incentive to favor sales of the Contract over other variable annuity contracts (or other investments) with respect to which a Selling Broker-Dealer does not receive additional compensation, or lower levels of additional compensation. You may wish to take such payment arrangements into account when considering and evaluating any recommendation relating to the Contract. ASK YOUR REGISTERED REPRESENTATIVE FOR FURTHER INFORMATION ABOUT WHAT HE OR SHE AND THE SELLING BROKER-DEALER FOR WHOM HE OR SHE WORKS MAY RECEIVE IN CONNECTION WITH YOUR PURCHASE OF A CONTRACT.



      Additional Compensation Paid to Affiliated Selling Broker-Dealers. In addition to ordinary commissions, non-cash compensation, and additional compensation, the Company pays some or all of the operating and other expenses of its affiliated Selling Broker-Dealer, Brecek & Young Advisors, Inc. ("Brecek"), such as paid-in-capital, overhead, and legal and accounting fees. SDI also pays Brecek a marketing allowance equal to 0.50% of its aggregate sales of variable annuity contracts issued by the Company (and its affiliates). Brecek does not pay any portion of such marketing allowance to its registered representatives. Brecek pays its registered representatives a portion of the commissions received for their sales of the Contract in accordance with its respective internal compensation program.


LEGAL MATTERS -- Amy J. Lee, Esq., Associate General Counsel of the Company, has passed upon legal matters in connection with the issue and sale of the Contract described in this Prospectus, the Company's authority to issue the Contract under Kansas law, and the validity of the forms of the Contract under Kansas law.

PERFORMANCE INFORMATION

      Performance information for the Subaccounts, including the yield and effective yield of the Dreyfus General Money Market Subaccount, the yield of the remaining Subaccounts, and the total return of all Subaccounts may appear in advertisements, reports, and promotional literature to current or prospective Owners.

      Current yield for the Dreyfus General Money Market Subaccount will be based on income received by a hypothetical investment over a given 7-day period (less expenses accrued during the period), and then "annualized" (i.e., assuming that the 7-day yield would be received for 52 weeks, stated in terms of an annual percentage return on the investment). "Effective yield" for the Money Market Subaccount is calculated in a manner similar to that used to calculate yield, but reflects the compounding effect of earnings. During extended periods of low interest rates, and due in part to Contract fees and expenses, the yields of the Dreyful General Money Market Subaccount may also become extremely low and possibly negative.

      For the remaining Subaccounts, quotations of yield will be based on all investment income per Accumulation Unit earned during a given 30-day period, less expenses accrued during the period ("net investment income"), and will be computed by dividing net investment income by the value of an Accumulation Unit on the last day of the period. Quotations of average annual total return for any Subaccount will be expressed in terms of the average annual compounded rate of return on a hypothetical investment in a Contract over a period of one, five, and ten years (or, if less, up to the life of the Subaccount), and will reflect the deduction of the administration charge, mortality and expense risk charge, Rider charge, investment adviser charge, and contingent deferred sales charge and may simultaneously be shown for other periods.

      Quotations of yield and effective yield do not reflect deduction of the contingent deferred sales charge, and total return figures may be quoted that do not reflect deduction of the charge. If reflected, the performance figures quoted would be lower. Such performance information will be accompanied by total return figures that reflect deduction of the contingent deferred sales charge that would be imposed if Contract Value were withdrawn at the end of the period for which total return is quoted.

      Although the Contract was not available for purchase until March 2005, certain of the Underlying Funds were in existence prior to that date. Performance information for the Subaccounts may also include quotations of total return for periods beginning prior to the availability of the Contracts that incorporate the performance of the Underlying Funds.

      Performance information for any Subaccount reflects only the performance of a hypothetical Contract under which Contract Value is allocated to a Subaccount during a particular time period on which the calculations are based. Performance information should be considered in light of the investment objectives and policies, characteristics, and quality of the Underlying Fund in which the Subaccount invests, and the market conditions during the given time period, and should not be considered as a representation of what may be achieved in the future. For a description of the methods used to determine yield and effective yield of the Dreyfus General Money Market Subaccount, the yield of the remaining Subaccounts, and the total return for the Subaccounts, see the Statement of Additional Information.

ADDITIONAL INFORMATION

REGISTRATION STATEMENT -- A Registration Statement under the 1933 Act has been filed with the SEC relating to the offering described in this Prospectus. This Prospectus does not include all of the information included in the Registration Statement, certain portions of which, including the Statement of Additional Information, have been omitted pursuant to the rules and regulations of the SEC. The omitted information may be obtained at the SEC's principal office in Washington, DC, upon payment of the SEC's prescribed fees and may also be obtained from the SEC's web site (http://www.sec.gov).


FINANCIAL STATEMENTS -- The consolidated financial statements of the Company and its Subsidiaries at December 31, 2004 and 2003 and for each of the three years in the period ended December 31, 2004, and the financial statements of Variable Annuity Account XIV at December 31, 2004, and for the each of the specified periods ended December 31, 2004, or for portions of such periods as disclosed in the financial statements, are included in the Statement of Additional Information.


TABLE OF CONTENTS FOR STATEMENT OF ADDITIONAL INFORMATION

      The Statement of Additional Information contains more specific information and financial statements relating to the Company and its Subsidiaries. The table of contents of the Statement of Additional Information is set forth below:


GENERAL INFORMATION AND HISTORY
   Safekeeping of Assets



METHOD OF DEDUCTING THE RIDER CHARGE



LIMITS ON PURCHASE PAYMENTS PAID UNDER TAX-QUALIFIED
RETIREMENT PLANS
   Section 403(b)
   Sections 408 and 408A



PERFORMANCE INFORMATION



EXPERTS



FINANCIAL STATEMENTS

OBJECTIVES AND STRATEGIES FOR UNDERLYING FUNDS

      There is no guarantee that the investment objectives and strategies of any Underlying Fund will be met.

MORE DETAILED INFORMATION REGARDING THE INVESTMENT OBJECTIVES, RESTRICTIONS AND RISKS, EXPENSES PAID BY THE UNDERLYING FUNDS, AND OTHER RELEVANT INFORMATION MAY BE FOUND IN THE RESPECTIVE PROSPECTUSES. PROSPECTUSES FOR THE UNDERLYING FUNDS SHOULD BE READ IN CONJUNCTION WITH THIS PROSPECTUS. A PROSPECTUS MAY BE OBTAINED BY CALLING 1-800-NEA-VALU.

AIM GROWTH SERIES -- AIM Growth Series is organized as a Delaware business trust and is registered under the Investment Company Act of 1940, as amended, as an open-end series management investment company.

      AIM BASIC VALUE FUND (CLASS A). AIM Basic Value Fund (the "Fund") is a separate series of the AIM Growth Series. A I M Advisors, Inc., located at 11 Greenway Plaza, Suite 100, Houston, Texas, 77046-1173, serves as investment adviser of the Fund.

      INVESTMENT OBJECTIVE AND STRATEGIES: To seek long-term growth of capital. The Fund seeks to meet this objective by investing, normally, at least 65% of its total assets in equity securities of U.S. issuers that have market capitalizations of greater than $500 million and that the portfolio managers believe to be undervalued in relation to long-term earning power or other factors. The Fund may also invest up to 35% of its total assets in equity securities of U.S. issuers that have market capitalizations of less than $500 million and in investment-grade non-convertible debt securities, U.S. government securities and high-quality money market instruments, all of which are issued by U.S. issuers. The Fund may also invest up to 25% of its total assets in foreign securities.

      AIM MID CAP CORE EQUITY FUND (CLASS A). AIM Mid Cap Core Equity Fund (formerly AIM Mid Cap Equity Fund) (the "Fund") is a separate series of AIM Growth Series. A I M Advisors, Inc., located at 11 Greenway Plaza, Suite 100, Houston, Texas, 77046-1173, serves as investment adviser of the Fund.

      INVESTMENT OBJECTIVE AND STRATEGIES: To seek long-term growth of capital. The Fund seeks to meet this objective by investing, normally, at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in equity securities, including convertible securities, of mid-cap companies. In complying with the 80% investment requirement, the Fund's investments may include synthetic instruments. Synthetic instruments are investments that have economic characteristics similar to the Fund's direct investments, and may include warrants, futures, options, exchange-traded funds and ADRs. The Fund considers a company to be a mid-cap company if it has a market capitalization, at the time of purchase, within the range of market capitalizations of companies included in the Russell Midcap(TM) Index. The Russell Midcap Index measures the performance of the 800 companies in the Russell 1000(R) Index with the lowest market capitalization. These companies are considered representative of medium-sized companies. The Fund may invest up to 20% of its net assets in equity securities of companies in other market capitalization ranges or in investment-grade debt securities.

      AIM SMALL CAP GROWTH FUND (CLASS A). AIM Small Cap Growth Fund (the "Fund") is a separate series of AIM Growth Series. A I M Advisors, Inc., located at 11 Greenway Plaza, Suite 100, Houston, Texas, 77046-1173, serves as investment adviser of the Fund.

      INVESTMENT OBJECTIVE AND STRATEGIES: To seek long-term growth of capital. The Fund seeks to meet this objective by investing, normally, at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in small-cap companies. In complying with the 80% investment requirement, the Fund will invest primarily in marketable equity securities, including convertible securities, but its investments may include other securities, such as synthetic instruments. Synthetic instruments are investments that have economic characteristics similar to the Fund's direct investments, and may include warrants, futures, options, exchange-traded funds and ADRs. The Fund considers a company to be a small-cap company if it has a market capitalization, at the time of purchase, within the range of market capitalizations of companies, included in the Russell 2000(R) Index. The Russell 2000 Index is a widely recognized, unmanaged index of common stocks that measures the performance of the 2,000 smallest companies in the Russell 3000(R) Index, which measures the performance of the 3,000 largest U.S. companies based on total market capitalization. The Fund may also invest up to 20% of its net assets in equity securities of issuers that have market capitalizations, at the time of purchase, outside of the range of market capitalizations of companies included in the Russell 2000 Index, and in investment-grade non-convertible debt securities, U.S. government securities and high-quality money market instruments.

      In selecting investments, the portfolio managers seek to identify those companies that have strong earnings momentum or demonstrate other potential for growth of capital.

AIM EQUITY FUNDS -- AIM Equity Funds is organized as a Delaware business trust and is registered under the Investment Company Act of 1940, as amended, as an open-end series management investment company.

      AIM BLUE CHIP FUND (CLASS A). AIM Blue Chip Fund (the "Fund") is a separate series of AIM Equity Funds. A I M Advisors, Inc., located at 11 Greenway Plaza, Suite 100, Houston, Texas, 77046-1173, serves as investment adviser of the Fund.

      INVESTMENT OBJECTIVES AND STRATEGIES: To seek long-term growth of capital with a secondary objective of current income. The Fund seeks to meet its objectives by investing, normally, at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in blue chip companies. In complying with the 80% investment requirement, the Fund may invest primarily in marketable equity securities, including convertible securities, but its investments may include other securities, such as synthetic instruments. Synthetic instruments are investments that have economic characteristics similar to the Fund's direct investments, which may include warrants, futures, options, exchange-traded funds and ADRs. The Fund considers a blue chip company to be large and medium sized companies (i.e., companies which fall in the largest 85% of market capitalization of publicly traded companies listed in the United States) with leading market positions and which possess the following characteristics:

- Market Characteristics - Companies that occupy (or in AIM's judgment have the potential to occupy) leading market positions that are expected to be maintained or enhanced over time. Strong market positions, particularly in growing industries, can give a company pricing flexibility as well as the potential for strong unit sales. These factors can, in turn, lead to higher earnings growth and greater share price appreciation. Market leaders can be identified within an industry as those companies that have
      (i) superior growth prospects compared with other companies in the same industry; (ii) possession of proprietary technology with the potential to bring about major changes within an industry; and/or (iii) leading sales within an industry, or the potential to become a market leader.

- Financial Characteristics - Companies that possess at least one of the following attributes: (i) faster earnings growth than its competitors and the market in general; (ii) higher profit margins relative to its competitors; (iii) strong cash flow relative to its competitors; and/or
      (iv) a balance sheet with relatively low debt and a high return on equity relative to its competitors.

When the portfolio managers believe securities other than marketable equity securities offer the opportunity for long-term growth of capital and current income, the Fund may invest in United States governmental securities and high-quality debt securities. The Fund may also invest up to 25% of its total assets in foreign securities.

AIM STOCK FUNDS, INC. -- AIM Stock Funds, Inc. is registered under the Investment Company Act of 1940, as amended, as an open-end management investment company, consisting of seven series, one of which is represented herein.

      AIM DYNAMICS FUND (CLASS K). AIM Dynamics Fund (formerly INVESCO Dynamics
Fund) (the "Fund") is a separate series of AIM Stock Funds, Inc. A I M Advisors, Inc., located at 11 Greenway Plaza, Suite 100, Houston, Texas, 77046-1173, serves as the investment adviser of the Fund.

      INVESTMENT OBJECTIVE AND STRATEGIES: To seek growth of capital. The Fund pursues its objective by investing primarily in common stocks of mid-sized companies -- those with market capitalizations between $2 billion and $15 billion at the time of purchase -- but also has the flexibility to invest in other types of securities including preferred stocks, convertible securities, and bonds.

      The core of the Fund's portfolio is invested in securities of established companies that are leaders in attractive growth markets with a history of strong returns. The remainder of the portfolio is invested in securities of companies that show accelerating growth, driven by product cycles, favorable industry or sector conditions and other factors that AIM believes will lead to rapid sales or earnings growth.

      The Fund's strategy relies on many short-term factors including current information about a company, investor interest, price movements of a company's securities and general market and monetary conditions. Consequently, the Fund's investments are usually bought and sold relatively frequently.

      While the Fund generally invests in mid-sized companies, the Fund sometimes invests in the securities of smaller companies. The prices of these securities tend to move up and down more rapidly than the securities prices of larger, more established companies, and the price of Fund shares tends to fluctuate more than it would if the Fund invested in the securities of larger companies.

AIM SECTOR FUNDS -- AIM Sector Funds is registered under the Investment Company Act of 1940, as amended, as an open-end management investment company, consisting of nine series, one of which is represented herein.

      AIM TECHNOLOGY FUND (CLASS K). AIM Technology Fund (formerly INVESCO Technology Fund) (the "Fund") is a separate series of AIM Sector Funds. A I M Advisors, Inc., located at 11 Greenway Plaza, Suite 100, Houston, Texas, 77046-1173, serves as the Fund's investment adviser.

      INVESTMENT OBJECTIVE AND STRATEGIES: To seek growth of capital. The Fund invests primarily in the equity securities of companies engaged in technology-related industries. These include, but are not limited to, applied technology, bio-technology, communications, computers, electronics, Internet, IT services and consulting, software, telecommunications equipment and services, office and factory automation, networking, robotics and video. Many of these products and services are subject to rapid obsolescence, which may lower the market value of the securities of the companies in this sector.

      A core portion of the Fund's portfolio is invested in market-leading technology companies that AIM, the Fund's adviser, believes will maintain or improve their market share regardless of overall economic conditions. These companies are usually large, established firms that are leaders in their field and have a strategic advantage over many of their competitors. The remainder of the Fund's portfolio consists of faster-growing, more volatile technology companies that AIM believes to be emerging leaders in their fields. The market prices of these companies tend to rise and fall more rapidly than those of larger, more established companies.

AMERICAN CENTURY(R) INVESTMENTS, INC. -- American Century Investments, Inc. is registered under the Investment Company Act of 1940, as amended, as an open-end management investment company.

      AMERICAN CENTURY HERITAGE FUND (ADVISOR CLASS). American Century Heritage Fund (the "Fund") is a separate Fund of American Century Investments, Inc. American Century Investment Management, Inc., located at 4500 Main Street, Kansas City, Missouri, 64111, serves as investment adviser of the Fund.

      INVESTMENT OBJECTIVE AND STRATEGIES: To seek long-term capital growth. The Fund generally invests in common stocks of companies that are medium-sized and smaller at the time of purchase, although it may purchase companies of any size. The Fund managers look for stocks of companies they believe will increase in value over time, using a growth investment strategy developed by American Century Investment Management, Inc. This strategy looks for companies with earnings and revenues that are growing at a successively faster or accelerating pace. The Fund will usually purchase common stocks, but it can purchase other types of securities as well, such as domestic and foreign preferred stocks, convertible debt securities, equity-equivalent securities, non-leveraged stock index futures contracts and options, notes, bonds and other debt securities. The Fund generally limits its purchase of debt securities to investment-grade obligations, except for convertible debt securities, which may be rated below investment grade.

      Although most of the Fund's assets will be invested in U.S. companies, there is no limit on the amount of assets the Fund can invest in foreign companies. Foreign investing involves special risks such as political instability and currency fluctuation.

      AMERICAN CENTURY SELECT FUND (ADVISOR CLASS). American Century Select Fund (the "Fund") is a separate Fund of American Century Investments, Inc. American Century Investment Management, Inc., located at 4500 Main Street, Kansas City, Missouri, 64111, serves as investment adviser of the Fund.

      INVESTMENT OBJECTIVE AND STRATEGIES: To seek long-term capital growth. The Fund generally invests in common stocks of larger companies, although it may purchase companies of any size. The Fund managers look for stocks of companies they believe will increase in value over time, using a growth investment strategy developed by American Century Investment Management, Inc. This strategy looks for companies with earnings and revenues that are growing at a successively faster or accelerating pace. The Fund will usually purchase common stocks, but it can purchase other types of securities as well, such as domestic and foreign preferred stocks, convertible debt securities, equity-equivalent securities, non-leveraged stock index futures contracts and options, notes, bonds and other debt securities. The Fund generally limits its purchase of debt securities to investment-grade obligations, except for convertible debt securities, which may be rated below investment grade.

      Although most of the Fund's assets will be invested in U.S. companies, there is no limit on the amount of assets the Fund can invest in foreign companies. Foreign investing involves special risks such as political instability and currency fluctuation.

      AMERICAN CENTURY EQUITY INCOME FUND (ADVISOR CLASS). American Century Equity Income Fund (the "Fund") is a separate Fund of American Century Investments, Inc. American Century Investment Management, Inc., located at 4500 Main Street, Kansas City, Missouri, 64111, serves as investment adviser of the Fund.

      INVESTMENT OBJECTIVE AND STRATEGIES: To seek to provide current income. Capital appreciation is a secondary objective. The Fund managers look for stocks with favorable dividend-paying history that have prospects for dividend payments to continue or increase. The Fund, under normal market circumstances, intends to keep at least 85% of its assets invested in income-paying securities and at least 65% of its assets in U.S. equity securities. The Fund may invest a portion of its assets in convertible debt securities, equity-equivalent securities, foreign securities, debt securities of companies, debt obligations of governments and their agencies, non-leveraged stock index futures contracts and other similar securities.

      AMERICAN CENTURY INTERNATIONAL GROWTH FUND (ADVISOR CLASS). American Century International Growth Fund (the "Fund") is a separate Fund of American Century Investments, Inc. American Century Investment Management, Inc., located at 4500 Main Street, Kansas City, Missouri, 64111, serves as investment adviser of the Fund.

      INVESTMENT OBJECTIVE AND STRATEGIES: To seek capital growth. The Fund managers use a growth investment strategy developed by American Century Investment Management, Inc. to invest in stocks of foreign companies that they believe will increase in value over time. This strategy looks for foreign companies with earnings and revenue growth. The Fund's assets will be invested primarily in equity securities of companies located in at least three developed countries (excluding the United States). The Fund may also purchase domestic and foreign preferred stocks, convertible debt securities, equity-equivalent securities, forward currency exchange contracts, non-leveraged futures and options, notes, bonds and other debt securities of companies, and obligations of domestic or foreign governments and their agencies. Foreign investing involves special risks such as political instability and currency fluctuations.

ARIEL MUTUAL FUNDS -- Ariel Mutual Funds are series of Ariel Investment Trust which is registered under the Investment Company Act of 1940, as amended, as an open-end management investment company.

      ARIEL FUND. Ariel Fund (the "Fund") is a separate Fund of Ariel Mutual Funds. Ariel Capital Management, Inc., located at 200 East Randolph Drive, Suite 2900, Chicago, Illinois, 60601, serves as investment adviser of the Fund.

      INVESTMENT OBJECTIVE AND STRATEGIES: To seek long-term capital appreciation. To pursue this goal, the Fund invests primarily in the stocks of small companies with a market capitalization under $2 billion at the time of investment. The Fund seeks to invest in sound companies that many other institutional investors have misunderstood or ignored. These companies share three attributes that the Fund's adviser believes should result in capital appreciation over time: (1) a product or service whose strong brand franchise and loyal customer base pose formidable barriers to potential competition; (2) capable, dedicated management; (3) a solid balance sheet with high levels of cash flow and a low burden of debt. The Fund's adviser holds investments for a relatively long period of time -- typically three to five years.

      ARIEL PREMIER BOND FUND (INVESTOR CLASS). Ariel Premier Bond Fund ("the Fund") is a separate Fund of Ariel Mutual Funds. Ariel Capital Management, Inc., located at 200 East Randolph Drive, Suite 2900, Chicago, Illinois, 60601, serves as investment adviser of the Fund and Lincoln Capital Fixed Income Management Company, LLC located at 200 South Wacker Drive, Suite 2100, Chicago, Illinois, 60606 serves as investment sub-adviser of the Fund.

      INVESTMENT OBJECTIVE AND STRATEGIES: To maximize total return through a combination of income and capital appreciation. Under normal market conditions, the Fund invests at least 80% of its net assets (calculated at the time of investment) in high quality fixed-income securities for which a ready market exists. If the securities are private sector issues -- corporate bonds, commercial paper or bonds secured by assets such as home mortgages -- generally they must have earned an "A" rating or better from a nationally recognized statistical rating organization, such as Moody's Investors Service, Standard & Poor's or Fitch IBCA Duff & Phelps. The Fund's adviser also considers all bonds issued by the U.S. government and its agencies to be high quality.

CALAMOS INVESTMENT TRUST -- Calamos Investment Trust is registered under the Investment Company Act of 1940, as amended, as a series management investment company.

      CALAMOS GROWTH FUND (CLASS A). Calamos Growth Fund (the "Fund") is a separate series of Calamos Investment Trust. Calamos(R) Asset Management, Inc., located at 1111 E. Warrenville Road, Naperville, Illinois, 60563-1463, serves as investment adviser of the Fund.

      INVESTMENT OBJECTIVE AND STRATEGIES: To seek long-term capital growth. In pursuing the objective of the Fund, Calamos Asset Management, Inc. seeks securities that, in its opinion, are undervalued and offer above-average potential for earnings growth coupled with financial strength and stability. The Fund's portfolio may include securities of well-established companies with large market capitalizations as well as small, unseasoned companies. Although it is anticipated that the Fund will invest primarily in equity securities, the Fund may invest in convertible securities, preferred stocks and obligations such as bonds, debentures and notes that, in the opinion of Calamos Asset Management, Inc., present opportunities for capital appreciation. The Fund may engage in active and frequent trading of portfolio securities.

      CALAMOS GROWTH AND INCOME FUND (CLASS A). Calamos Growth and Income Fund (the "Fund") is a separate series of Calamos Investment Trust. Calamos(R) Asset Management, Inc., located at 1111 E. Warrenville Road, Naperville, Illinois, 60563-1463, serves as the Fund's investment adviser.

      INVESTMENT OBJECTIVE AND STRATEGIES: To seek high long-term total return through growth and current income. The Fund invests primarily in a diversified portfolio of convertible, equity and fixed-income securities, with equal emphasis on capital appreciation and current income. The convertible securities may be either debt securities or preferred stocks that can be exchanged for common stock. The average term to maturity of the convertible securities purchased by the Fund will typically range from five to ten years. In addition, a significant portion of the Fund's convertible securities investments are comprised of securities that have not been registered for public sale, but that are eligible for purchase and sale by certain qualified institutional buyers (Rule 144A securities).

      The Fund's assets not invested in convertible securities are invested in common stocks that, in its opinion, provide opportunities for long-term capital appreciation, or in other securities as described in the Fund's prospectus. The Fund generally invests in smaller and medium-sized companies, the securities of which tend to be more volatile and less liquid than the securities of larger companies. In addition, the Fund may invest without limit in high yield fixed-income securities (often referred to as "junk bonds").

DREYFUS APPRECIATION FUND, INC. -- Dreyfus Appreciation Fund, Inc. (the "Fund") is registered under the Investment Company Act of 1940, as amended, as a diversified open-end management investment company. The Dreyfus Corporation, located at 200 Park Avenue, New York, New York, 10166, serves as the Fund's investment adviser.

      INVESTMENT OBJECTIVE AND STRATEGIES: To seek long-term capital growth consistent with the preservation of capital. Its secondary goal is current income. To pursue these goals, the Fund generally invests at least 80% of its net assets in the common stock of U.S. and foreign companies. The Fund focuses on "blue-chip" companies with total market values of more than $5 billion. These established companies have demonstrated sustained patterns of profitability, strong balance sheets, an expanding global presence and the potential to achieve predictable, above-average earnings growth.

      In choosing stocks, the Fund looks for growth companies. The Fund is also alert to companies which it considers undervalued in terms of earnings, assets or growth prospects. The Fund generally maintains relatively large positions in the securities it purchases.

      The Fund employs a "buy-and-hold" investment strategy, and seeks to keep annual portfolio turnover below 15%. As a result, the Fund invests for long-term growth rather than short-term profits.

DREYFUS GROWTH AND VALUE FUNDS, INC. -- Dreyfus Growth and Value Funds, Inc. is registered under the Investment Company Act of 1940, as amended, as an open-end management investment company, consisting of nine series.

      DREYFUS PREMIER STRATEGIC VALUE FUND (CLASS A). Dreyfus Premier Strategic Value Fund (the "Fund") is a separate series of Dreyfus Growth and Value Funds, Inc. The Dreyfus Corporation, located at 200 Park Avenue, New York, New York, 10166, serves as the Fund's investment adviser.

      INVESTMENT OBJECTIVE AND STRATEGIES: To seek capital appreciation. To pursue this goal, the Fund invests at least 80% of its assets in stocks. The Fund's stock investments may include common stocks, preferred stocks and convertible securities, including those purchased in initial public offerings. The Fund's portfolio manager identifies potential investments through extensive quantitative and fundamental research. The Fund will focus on individual stock selection (a "bottom-up" approach), emphasizing three key factors:

- value, or how a stock is valued relative to its intrinsic worth based on traditional value measures

- business health, or overall efficiency and profitability as measured by return on assets and return on equity

- business momentum, or the presence of a catalyst (such as a corporate restructuring, change in management or spin-off) that will trigger a price increase near term to midterm

      The Fund typically sells a stock when it is no longer considered a value company, appears less likely to benefit from the current market and economic environment, shows deteriorating fundamentals or falls short of the manager's expectations.

      At times, the Fund may engage in short-selling, hedging techniques, overweighting industry and security positions, and investing in small companies, high-yield debt securities and private placements.

      DREYFUS MIDCAP VALUE FUND. Dreyfus Midcap Value Fund (the "Fund") is a separate series of Dreyfus Growth and Value Funds, Inc. The Dreyfus Corporation, located at 200 Park Avenue, New York, New York, 10166, serves as the Fund's investment adviser.

      INVESTMENT OBJECTIVE AND STRATEGIES: To seek to surpass the performance of the Russell Midcap Value Index. To pursue this goal, the Fund invests at least 80% of its assets in stocks with market capitalizations between $1 billion and $25 billion at the time of purchase. Because the Fund may continue to hold a security whose market capitalization grows, a substantial portion of the Fund's holdings can have market capitalizations in excess of $25 billion at any given time. The Fund's stock investments may include common stocks, preferred stocks and convertible securities of both U.S. and foreign issuers, including those purchased in initial public offerings.

      The Fund's portfolio manager identifies potential investments through extensive quantitative and fundamental research. The Fund will focus on individual stock selection (a "bottom-up" approach), emphasizing three key factors:

- value, or how a stock is valued relative to its intrinsic worth based on traditional value measures

- business health, or overall efficiency and profitability as measured by return on assets and return on equity

- business momentum, or the presence of a catalyst (such as a corporate restructuring, change in management or spin-off) that will trigger a price increase near term to midterm

      The Fund typically sells a stock when it is no longer considered a value company, appears less likely to benefit from the current market and economic environment, shows deteriorating fundamentals or declining momentum, or falls short of the portfolio manager's expectations.

      GENERAL MONEY MARKET FUND (CLASS B). General Money Market Fund (the "Fund") is registered under the Investment Company Act of 1940, as amended, as a diversified open-end management investment company. The Dreyfus Corporation, located at 200 Park Avenue, New York, New York, 10166, serves as the Fund's investment adviser.

      INVESTMENT OBJECTIVE AND STRATEGIES: To seek as high a level of current income as is consistent with the preservation of capital. To pursue this goal, the Fund invests in a diversified portfolio of high quality, short-term debt securities, including the following:

- securities issued or guaranteed by the U.S. government or its agencies or instrumentalities

- certificates of deposit, time deposits, bankers' acceptances and other short-term securities issued by domestic or foreign banks or their subsidiaries or branches

-     repurchase agreements

-     asset-backed securities

- domestic and dollar-denominated foreign commercial paper, and other short-term corporate obligations, including those with floating or variable rates of interest

- dollar-denominated obligations issued or guaranteed by one or more foreign governments or any of their political subdivisions or agencies.

      Normally, the Fund invests at least 25% of its net assets in domestic or dollar-denominated foreign bank obligations.

FIDELITY ADVISOR SERIES -- Fidelity Advisor Series is registered under the Investment Company Act of 1940, as amended, as an open-end management investment company organized as a Massachusetts business trust.

      FIDELITY(R) ADVISOR VALUE STRATEGIES FUND (CLASS T). The Fidelity Advisor Value Strategies Fund (the "Fund') is a separate series of Fidelity Advisor Series. Fidelity Management & Research Company, located at 82 Devonshire Street, Boston, Massachusetts, 02109, serves as the Fund's investment adviser.

      INVESTMENT OBJECTIVE: To seek capital appreciation.

      INVESTMENT STRATEGIES: The Fund normally invests its assets primarily in common stocks. The Fund invests in securities of companies that Fidelity Management & Research Company believes are undervalued in the marketplace in relation to factors such as the assets, earnings, or growth potential. (The stocks of these companies are often called "value" stocks.) The Fund focuses on investments in securities issued by medium-sized companies, but may also make substantial investments in securities issued by larger or smaller companies. The Fund may invest in domestic and foreign issuers. In buying and selling securities for the Fund, Fidelity Management & Research Company relies on fundamental analysis of each issuer and its potential for success in light of its current financial condition, its industry position and economic and market conditions. Factors considered include growth potential, earnings estimates, and management.

      FIDELITY(R) ADVISOR DIVIDEND GROWTH FUND (CLASS T). Fidelity Advisor Dividend Growth Fund (the "Fund") is a separate series of Fidelity Advisor Series. Fidelity Management & Research Company, located at 82 Devonshire Street, Boston, Massachusetts, 02109, serves as the Fund's investment adviser.

      INVESTMENT OBJECTIVE: To seek capital appreciation.

      INVESTMENT STRATEGIES: The Fund normally invests primarily in common stocks. The Fund normally invests at least 80% of its total assets in companies that Fidelity Management & Research Company believes have the potential for dividend growth by either increasing their dividends or commencing dividends, if none are currently paid. The Fund may invest in domestic and foreign issuers. Fidelity Management & Research Company uses fundamental analysis of each issuer's financial condition and industry position and market and economic conditions to select investments for the Fund.

PIMCO FUNDS -- PIMCO Funds is registered under the Investment Company Act of 1940, as amended, as an open-end management investment company.

      PIMCO HIGH YIELD FUND (CLASS A). PIMCO High Yield Fund (the "Fund") is a separate series of the PIMCO Funds: Pacific Investment Management Series. Pacific Investment Management Company LLC, located at 840 Newport Center Drive, Suite 300, Newport Beach, California, 92660, serves as the Fund's investment adviser.

      INVESTMENT OBJECTIVE AND STRATEGIES: To seek maximum total return, consistent with preservation of capital and prudent investment management. To pursue this goal, the Fund invests under normal circumstances at least 80% of its assets in a diversified portfolio of high yield securities ("junk bonds") rated below investment grade but rated at least B by Moody's or Standard & Poor's, or, if unrated, determined by the Fund's adviser to be of comparable quality. The remainder of the Fund's assets may be invested in investment grade fixed income instruments. The average portfolio duration of this Fund normally varies within a two- to six-year timeframe based on PIMCO's forecast for interest rates. The Fund may invest up to 25% of its assets in euro-denominated securities and may invest without limit in U.S. dollar-denominated securities. The Fund will normally hedge at least 75% of its exposure to the euro to reduce the risk of loss due to fluctuations in currency exchange rates. The Fund may invest up to 25% of its assets in derivative instruments, such as options, futures contracts or swap agreements. The Fund may invest all of its assets in mortgage- or asset-backed securities. The Fund may lend its portfolio securities to earn income and may, without limitation, seek to obtain market exposure to the securities in which it primarily invests by entering into a series of purchase and sale contracts or by using other investment techniques (such as buy backs or dollar rolls).

SECURITY INCOME FUND -- Security Income Fund is registered under the Investment Company Act of

1940, as amended, as an open-end management investment company, consisting of three series, two of which are represented herein.

      SECURITY CAPITAL PRESERVATION FUND (CLASS A). Security Capital Preservation Fund (the "Fund") is a separate series of Security Income Fund. The Fund invests all of its assets in a master portfolio (the "Portfolio"). Deutsche Asset Management, Inc., 280 Park Avenue, New York, New York 10017, serves as investment adviser of the Portfolio.

      INVESTMENT OBJECTIVE AND STRATEGIES: To provide high current income while also seeking to maintain a degree of stability of shareholder's capital. The Fund, through the Portfolio, seeks to achieve its goal by investing, under normal market conditions, at least 65% of its net assets, plus any borrowings for investment purposes, in fixed income securities rated, at the time of purchase, within the top four long-term rating categories (i.e., BBB-/Baa3 or above) by a nationally recognized statistical rating organization ("NRSRO") (or, if unrated, determined by DeAM, Inc. to be of similar quality). The Fund will invest in securities of varying maturities and seek to maintain an average portfolio duration of 1 to 4.5 years.

      SECURITY DIVERSIFIED INCOME FUND (CLASS A). Security Diversified Income Fund (the "Fund") is a separate series of Security Income Fund. Security Management Company, LLC, One Security Benefit Place, Topeka, Kansas, serves as the Fund's investment adviser.

      INVESTMENT OBJECTIVE AND STRATEGIES: To seek a high level of interest income with security of principal. The Fund pursues its objective, under normal market conditions, by investing primarily in a diversified portfolio of investment grade debt securities. The Fund expects to maintain a weighted average duration of three to ten years. The debt securities in which the Fund invests will primarily be domestic securities, but may also include dollar denominated foreign securities. Some of the asset classes in which the Fund invests may include investment grade corporate debt securities, high yield debt securities (also known as "junk bonds"), investment grade mortgage-backed securities, investment grade asset-backed securities, and U.S. Government securities. The Fund may also invest a portion of its assets in options and futures contracts.

      SECURITY INCOME OPPORTUNITY FUND (CLASS A). Security Income Opportunity Fund (the "Fund") is a separate series of Security Income Fund. Security Management Company, LLC, One Security Benefit Place, Topeka, Kansas 66636, serves as the investment adviser of the Fund. Security Management Company has engaged Four Corners Capital Management, LLC ("Four Corners"), 515 S. Flower Street, Suite 4310, Los Angeles, California 90071, to provide investment advisory services to the Fund.

      INVESTMENT OBJECTIVE AND STRATEGIES: To seek a high level of current income. The Fund pursues its objective by investing, under normal circumstances, at least 80% of its net assets (including any borrowings for investment purposes) in senior secured floating rate corporate loans ("Senior Loans") and corporate debt securities. The Senior Loans and corporate debt securities in which the Fund invests generally are rated in medium or lower rating categories, or determined by Four Corners to be of comparable quality. Such securities are commonly referred to as "high yield" or "junk bonds" and are considered speculative with respect to the issuer's capacity to pay interest and repay principal. The Fund may invest up to 10% of its net assets in companies whose financial condition is troubled or uncertain and that may be involved in bankruptcy proceedings, reorganizations or financial restructurings. The Fund may also invest a portion of its assets in other types of securities or instruments.

SECURITY EQUITY FUND -- Security Equity Fund is registered under the Investment Company Act of 1940, as amended, as an open-end management investment company, consisting of nine series, six of which are represented herein.

      SECURITY GLOBAL SERIES (CLASS A). Security Global Series (the "Fund") is a separate series of Security Equity Fund. Security Management Company, LLC, One Security Benefit Place, Topeka, Kansas 66636, serves as the Fund's investment Adviser. Security Management Company has engaged OppenheimerFunds, Inc., 498 Seventh Avenue, New York, New York 10018, to provide investment advisory services to the Fund.

      INVESTMENT OBJECTIVE AND STRATEGIES: To seek long-term growth of capital primarily through investment in securities of companies in foreign countries and the United States. The Fund pursues its objective by investing, under normal market conditions, in a diversified portfolio of securities with at least 65% of its total assets in at least three countries, one of which may be the United States. The Fund primarily invests in foreign and domestic common stocks or convertible stocks of growth-oriented companies considered to have appreciation possibilities. While the Fund may invest in the United States, there is no limit on its foreign investments. The Fund may actively trade its investments without regard to the length of time they have been owned by the Fund. Investments in debt securities may be made when market conditions are uncertain. The Fund also may invest a portion of its assets in options, futures contracts and foreign currencies, which may be used to hedge the Fund's portfolio, to increase returns or to maintain exposure to the equity markets. The Fund may also invest in emerging market countries.

      SECURITY EQUITY SERIES (CLASS A). Security Equity Series (the "Fund") is a separate series of Security Equity Fund. Security Management Company, LLC, One Security Benefit Place, Topeka, Kansas 66636, serves as investment adviser of the Fund.

      INVESTMENT OBJECTIVE AND STRATEGIES: To seek long-term growth of capital. The Fund pursues its objective by investing, under normal market conditions, at least 80% of its net assets (plus borrowings for investment purposes) in a widely-diversified portfolio of equity securities, which may include American Depositary Receipts ("ADRs") and convertible securities. The Fund typically invests in equity securities of companies whose total market value is $5 billion or greater at the time of purchase.

      The Fund also may invest a portion of its assets in options and futures contracts.

      The Fund may invest in a variety of investment companies, including those that seek to track the composition and performance of a specific index. The Fund may use these index-based investments as a way of managing its cash position, to gain exposure to the equity markets, or a particular sector of the equity market, while maintaining liquidity.

      SECURITY LARGE CAP GROWTH SERIES (CLASS A). Security Large Cap Growth Series (the "Fund") is separate series of Security Equity Fund. Security Management Company, LLC, One Security Benefit Place, Topeka, Kansas 66636, serves as investment adviser of the Fund.

      INVESTMENT OBJECTIVE AND STRATEGIES: To seek long-term growth of capital. The Fund pursues its objective by investing, under normal market conditions, at least 80% of its net assets (plus borrowings for investment purposes) in common stock and other equity securities of large capitalization companies that, in the opinion of Security Management Company, have long-term capital growth potential. The Fund defines large capitalization companies as those whose total market value is at least $5 billion at the time of purchase. The Fund invests primarily in a portfolio of common stocks, which may include ADRs and other securities with common stock characteristics, such as securities convertible into common stocks. The Fund is non-diversified as defined in the Investment Company Act of 1940, which means that it may hold a larger position in a smaller number of securities than a diversified fund. The Fund may also concentrate its investments in a particular industry that represents 20% or more of its benchmark index, the Russell 1000 Growth Index.

      The Fund also may invest a portion of its assets in options and futures contracts.

      The Fund may invest in a variety of investment companies, including those that seek to track the composition and performance of a specific index. The Fund may use these index-based investments as a way of managing its cash position, to gain exposure to the equity markets, or a particular sector of the equity market, while maintaining liquidity.

      SECURITY MID CAP VALUE SERIES (CLASS A). Security Mid Cap Value Series (the "Fund") is separate series of Security Equity Fund. Security Management Company, LLC, One Security Benefit Place, Topeka, Kansas 66636, serves as investment adviser of the Fund.

      INVESTMENT OBJECTIVE AND STRATEGIES: To seek long-term growth of capital. The Fund pursues its objective by investing, under normal market conditions, at least 80% of its net assets (plus borrowings for investment purposes) in a diversified portfolio of equity securities that, when purchased, have market capitalizations that are similar to those of companies in the Russell 2500 Value Index. The index currently consists of securities of companies with capitalizations that range from $66 million to $9.6 billion. The Fund may also invest in ADRs. The Fund typically invests in equity securities that appear undervalued relative to assets, earnings, growth potential or cash flows. Due to the nature of the value companies, the securities included in the Fund's portfolio typically consist of small- to medium-sized companies. The Fund is subject to the risks associated with investing in small capitalization companies.

      The Fund also may invest a portion of its assets in options and futures contracts.

      The Fund may invest in a variety of investment companies, including those that seek to track the composition and performance of a specific index. The Fund may use these index-based investments as a way of managing its cash position, to gain exposure to the equity markets, or a particular sector of the equity market, while maintaining liquidity.

      SECURITY SMALL CAP GROWTH SERIES (CLASS A). Security Small Cap Growth Series (the "Fund") is a separate series of Security Equity Fund. Security Management Company, LLC, One Security Benefit Place, Topeka, Kansas 66636, serves as the Fund's investment adviser. Security Management Company has engaged RS Investment Management, L.P. ("RS Investment"), 388 Market Street, San Francisco, California 94111, to provide investment advisory services to the Fund.

      INVESTMENT OBJECTIVE AND STRATEGIES: To seek long-term growth of capital. The Fund pursues its investment objective by investing, under normal market conditions, at least 80% of its net assets (plus borrowings for investment purposes) in equity securities of companies with market capitalizations of $1.5 billion or less at the time of investment that, in the opinion of RS Investment, have the potential for long-term capital growth. The Fund may invest the remainder of its assets in securities of companies of any size. The Fund may also engage in short sales of securities it expects to decline in price. The Fund will likely invest a portion of its assets in technology and Internet-related companies.

      In selecting investments for the Fund, RS Investment looks for companies with sustainable revenue and earnings growth, companies that have a sustainable competitive advantage, superior financial characteristics, and strong management; and companies that are under-followed by Wall Street analysts. The Fund may sell a stock when RS Investment believes that a company no longer provides these advantages or that the stock's price fully reflects what RS Investment believes to be the company's value.

      SECURITY SOCIAL AWARENESS SERIES (CLASS A). Social Awareness Series (the "Fund") is a separate series of Security Equity Fund. Security Management Company, LLC, One Security Benefit Place, Topeka, Kansas 66636, serves as the Fund's investment Adviser.

      INVESTMENT OBJECTIVE AND STRATEGIES: To seek capital appreciation. The Fund pursues its objective by investing, under normal market conditions, in a well-diversified portfolio of equity securities that Security Management Company, LLC believes have above-average earnings potential and which meet certain established social criteria. The Fund also may invest in companies that are included in the Domini 400 Social IndexSM, which companies will be deemed to comply with the Fund's social criteria. The Fund typically invests in the common stock of companies whose total market value is $5 billion or greater at the time of purchase.


SECURITY LARGE CAP VALUE FUND (CLASS A) -- Security Large Cap Value Fund (Class
A) (the "Fund") is registered under the Investment Company Act of 1940, as amended, as an open-end management investment company. Security Management Company, LLC, One Security Benefit Place, Topeka, Kansas 66636, serves as the Fund's investment adviser. Security Management Company has engaged The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166, to provide investment advisory services to the Fund. The sub-advisory agreement with The Dreyfus Corporation has been terminated effective on or about June 30, 2005. After termination of the agreement, Security Management Company, LLC will assume responsibility for the daily investment management of the Fund's assets.


      INVESTMENT OBJECTIVES AND STRATEGIES: To seek long-term growth of capital. The Fund pursues its objective by investing, under normal market conditions, at least 80% of its net assets (plus borrowings for investment purposes) in large-capitalization value companies (those whose total market value is $5 billion or greater at the time of purchase). The Fund's stock investments may include common stocks, preferred stocks and convertible securities of both U.S. and U.S. dollar-denominated foreign issuers. The Fund may invest a portion of its assets in options and futures contracts.


      EFFECTIVE ON OR ABOUT JULY 1, 2005, WHEN THE SECURITY MANAGEMENT COMPANY ASSUMES RESPONSIBILITY FOR THE DAILY INVESTMENT MANAGEMENT OF THE FUND'S ASSETS, THE FOLLOWING DESCRIPTION OF THE FUND'S INVESTMENT MANAGEMENT WILL BE EFFECTIVE:



      INVESTMENT OBJECTIVE: To seek long-term growth of capital. The Fund pursues its objective by investing, under normal market conditions, at least 80% of its net assets (including any borrowings for investment purposes) in equity securities issued by large-capitalization companies (those whose total market value is $10 billion or greater at the time of purchase). The Fund's investments may include common stocks, preferred stocks, futures and options, and convertible securities of both U.S. and U.S. dollar-denominated foreign issuers. In choosing securities, the Investment Manager primarily invests in companies that appear to be undervalued relative to assets, earnings, growth potential or cash flows.


SECURITY MID CAP GROWTH FUND (CLASS A) -- Security Mid Cap Growth Fund (Class A) (formerly Security Ultra Fund) (the "Fund") is registered under the Investment Company Act of 1940, as amended, as an open-end management investment company. Security Management Company, LLC, One Security Benefit Place, Topeka, Kansas 66636, serves as the Fund's investment adviser.

      INVESTMENT OBJECTIVE AND STRATEGIES: To seek capital appreciation. The Fund pursues its objective by investing, under normal market conditions, at least 80% of its net assets (plus borrowings for investment purposes) in a diversified portfolio of equity securities that, when purchased, have market capitalizations that are similar to those of companies in the Russell 2500 Growth Index. The index currently consists of securities of companies with capitalizations that range from $59 million to $7.3 billion.

      The Fund also may invest a portion of its assets in options and futures contracts.

      The Fund may invest in a variety of investment companies, including those that seek to track the composition and performance of a specific index. The Fund may use these index-based investments as a way of managing its cash position, to gain exposure to the equity markets, or a particular sector of the equity market, while maintaining liquidity.





VAN KAMPEN EQUITY AND INCOME FUND (CLASS A) -- Van Kampen Equity and Income Fund (the "Fund") is registered as an open-end management investment company under the Investment Company Act of 1940, as amended. Van Kampen Asset Management Inc., 1 Parkview Plaza, Oakbrook Terrace, Illinois 60181, serves as investment adviser of the Fund.

      INVESTMENT OBJECTIVE AND STRATEGIES: To seek the highest possible income consistent with safety of principal. Long-term growth of capital is an important secondary objective. The Fund seeks to achieve its investment objectives by investing primarily in income-producing equity instruments (including common stocks, preferred stocks and convertible securities) and investment grade quality debt securities. The Fund emphasizes a value style of investing, seeking well-established, undervalued companies that Van Kampen Asset Management, Inc. believes offer the potential for income with safety of principal and long-term growth of capital. The Fund may invest up to 25% of its total assets in securities of foreign issuers and may purchase and sell certain derivative instruments, such as options, futures contracts and options on futures contracts.

VAN KAMPEN COMSTOCK FUND (CLASS A) -- Van Kampen Comstock Fund (the "Fund") is registered as an open-end management investment company under the Investment Company Act of 1940, as amended. Van Kampen Asset Management Inc., 1 Parkview Plaza, Oakbrook Terrace, Illinois 60181, serves as investment adviser of the Fund.

      INVESTMENT OBJECTIVE AND STRATEGIES: To seek capital growth and income through investments in equity securities, including common stocks, preferred stocks and securities convertible into common and preferred stocks. The Fund seeks to achieve its investment objective under normal market conditions by investing in a portfolio of equity securities, consisting principally of common stocks. The Fund emphasizes a value style of investing, seeking well-established, undervalued companies believed by Van Kampen Asset Management to possess the potential for capital growth and income. The Fund may invest up to 25% of its total assets in securities of foreign issuers and may purchase and sell certain derivative instruments, such as options, futures contracts and options on futures contracts.

VAN KAMPEN AGGRESSIVE GROWTH FUND (CLASS A) -- Van Kampen Aggressive Growth Fund (the "Fund") is registered as an open-end management investment company under the Investment Company Act of 1940, as amended. Van Kampen Investment Advisory Corp., 1 Parkview Plaza, Oakbrook Terrace, Illinois 60181, serves as investment adviser of the Fund.

      INVESTMENT OBJECTIVE AND STRATEGIES: To seek capital growth. The Fund seeks to achieve its investment objective under normal conditions by investing at least 65% of the Fund's total assets in common stocks or other equity securities of companies that Van Kampen Investment Advisory Corp. believes have an above-average potential for capital growth. The Fund focuses primarily on equity securities of small- and medium-sized companies, although the Fund may invest in larger-sized companies that Van Kampen Investment Advisory Corp. believes have an above-average potential for capital growth. The Fund may invest up to 25% of its total assets in securities of foreign issuers and may purchase and sell certain derivative instruments, such as options, futures contracts and options on futures contracts.


WELLS FARGO ADVANTAGE GROWTH AND INCOME FUND (ADVISOR CLASS) -- Matrix Asset Advisors, Inc., 747 Third Avenue, New York, NY 10017, serves as investment adviser of the Wells Fargo Advantage Growth and Income Fund (the "Fund").



      INVESTMENT OBJECTIVE AND MAIN INVESTMENTS: To seek total return comprised of long-term capital appreciation and current income. The Fund invests principally in large-capitalization companies, which are defined as those with a market capitalization of $3 billion or more. The Fund selects companies that its manager believes are financially strong and meet specific valuation criteria. The manager evaluates a company's financial position as measured by balance sheet data, and a company's stocks market valuation in comparison to investment value, as measured by historic and current earnings, dividends, return on equity and book value. WELLS FARGO ADVANTAGE GROWTH FUND (ADVISOR CLASS) -- Wells Capital Management Incorporated, 525 Market Street, 10th Floor, San Francisco, CA 94105, serves as investment adviser of the Wells Fargo Advantage Growth Fund (the "Fund").



      INVESTMENT OBJECTIVE AND MAIN INVESTMENTS: To seek long-term capital appreciation by investing principally in equity securities of companies that the manager believes have superior prospects for dynamic growth of revenues and/or earnings relative to earnings, cash flow, or asset value. The Fund focuses on companies that dominate their market, are establishing a new market, or are undergoing dynamic change. The portfolio can include stocks of any size. The Fund may invest in any sector, and at times may emphasize one or more particular sectors.



WELLS FARGO ADVANTAGE SMALL CAP VALUE FUND (CLASS A) -- Wells Capital Management Incorporated, 525 Market Street, 10th Floor, San Francisco, CA 94105, serves as investment adviser of the Wells Fargo Advantage Small Cap Value Fund (the "Fund").



      INVESTMENT OBJECTIVE AND MAIN INVESTMENTS: To seek long-term capital appreciation by investing principally in small-capitalization companies that its manager believes are undervalued relative to the market based on earnings, cash flow, or asset value. The Fund defines "small-capitalization companies" as companies with market capitalizations equal to or lower than the company with the largest market capitalization in the Russell 2500(TM) Index, at the time of investment. The range of the index was $37 million to $4.8 billion, as of June 30, 2004, and is expected to change frequently. The manager specifically looks for companies whose stock prices may benefit from a positive dynamic of change, such as a new management team, a new product or service, a corporate restructuring, an improved business plan, or a change in the political, economic or social environment. The Fund may write put and call options and may invest in any sector.

WELLS FARGO ADVANTAGE OPPORTUNITY FUND (ADVISOR CLASS) -- Wells Capital Management Incorporated, 525 Market Street, 10th Floor, San Francisco, CA 94105, serves as investment adviser of the Wells Fargo Advantage Opportunity Fund (the "Fund").



      INVESTMENT OBJECTIVE AND MAIN INVESTMENTS: To seek long-term capital appreciation by investing in equity securities of medium-capitalization companies that its manager believes are under-priced, yet have attractive growth prospects. The manager bases the analysis on a comparison between the company's public value, based on market quotations, with its "private-market value" -- the price an investor would be willing to pay for the entire company given its management strength, financial health and growth potential. The manager determines a company's private-market value based on a fundamental analysis of a company's cash flows, asset valuations, competitive situation, and franchise value.

                        NEA VALUEBUILDER VARIABLE ANNUITY

                       STATEMENT OF ADDITIONAL INFORMATION


                              DATE: APRIL __, 2005


                  INDIVIDUAL FLEXIBLE PURCHASE PAYMENT DEFERRED
                            VARIABLE ANNUITY CONTRACT

                                    ISSUED BY
                     SECURITY BENEFIT LIFE INSURANCE COMPANY
                           ONE SECURITY BENEFIT PLACE
                            TOPEKA, KANSAS 66636-0001

                                MAILING ADDRESS:
                     SECURITY BENEFIT LIFE INSURANCE COMPANY
                                 P.O. BOX 750497
                            TOPEKA, KANSAS 66675-0497


This Statement of Additional Information is not a prospectus and should be read in conjunction with the current Prospectus for the NEA Valuebuilder Retirement Income Director Variable Annuity dated April __, 2005, as it may be supplemented from time to time. A copy of the Prospectus may be obtained from The Company by calling 1-800-NEA-VALU or by writing P.O. Box 750497, Topeka, Kansas 66675-0497.

                                TABLE OF CONTENTS


                                                                                  Page
                                                                                  ----
GENERAL INFORMATION AND HISTORY.................................................   3
   Safekeeping of Assets........................................................   3

METHOD OF DEDUCTING THE RIDER CHARGE............................................   3

LIMITS ON PURCHASE PAYMENTS PAID UNDER TAX-QUALIFIED RETIREMENT PLANS...........   3
   Section 403(b)...............................................................   3
   Sections 408 and 408A........................................................   4

PERFORMANCE INFORMATION.........................................................   4

EXPERTS.........................................................................   5

FINANCIAL STATEMENTS............................................................   6

GENERAL INFORMATION AND HISTORY

For a description of the Flexible Purchase Payment Deferred Variable Annuity Contract (the "Contract"), Security Benefit Life Insurance Company ("the Company"), and the SBL Variable Annuity Account XIV (the "Separate Account"), see the Prospectus. This Statement of Additional Information contains information that supplements the information in the Prospectus. Defined terms used in this Statement of Additional Information have the same meaning as terms defined in the section entitled "Definitions" in the Prospectus.

SAFEKEEPING OF ASSETS -- The Company is responsible for the safekeeping of the assets of the Subaccounts. These assets, which consist of shares of the Underlying Funds in non-certificated form, are held separate and apart from the assets of the Company's general account and its other separate accounts.





METHOD OF DEDUCTING THE RIDER CHARGE

The mortality and expense risk charge of 1.10%, and the administration charge of 0.15%, on an annual basis, of each Subaccount's average daily net assets, are factored into the accumulation unit value or "price" of each Subaccount on each Valuation Date. The Company deducts the monthly Rider charge and Investment Adviser charge on a monthly basis.

Each Subaccount declares a monthly dividend and the Company deducts the Rider charge and Investment Adviser charge from this monthly dividend upon its reinvestment in the Subaccount. Each of the Rider charge and Investment Adviser charge is a percentage of your Contract Value allocated to the Subaccount as of the reinvestment date. The monthly dividend is paid only for the purpose of collecting the Rider charge and Investment Adviser charge. Your Contract Value will be reduced in the amount of the Rider charge and Investment Adviser Charge upon reinvestment of the Subaccount's monthly dividend. The Company reserves the right to compute and deduct the Rider Charge from each Subaccount on each Valuation Date.

The Company will declare a dividend for each Subaccount on one Valuation Date of each calendar month ("Record Date"). The Company will pay the dividend on a subsequent Valuation Date ("Reinvestment Date") within five Valuation Dates of the Record Date. Such dividend will be declared as a dollar amount per Accumulation Unit.

For each Subaccount, any Owner as of the Record Date will receive on the Reinvestment Date a net dividend equal to:

1.  the amount of dividend per Accumulation Unit; times

2. the number of Accumulation Units allocated to the Subaccount as of the Record Date; less

3. the amount of the Rider Charge and the Investment Adviser charge for that Subaccount; provided that the Company will not deduct any Rider Charge or Investment Adviser charge from the first dividend following the Contract Date.

The net dividend will be reinvested on the Reinvestment Date at the Accumulation Unit Value determined as of the close of that date in Accumulation Units of the Subaccount.

Because the Rider terminates automatically on the Annuity Start Date, no Rider Charge or Investment Adviser charge will be deducted after the Annuity Start Date, and the mortality and expense risk charge after that date is 1.25%, on an annual basis, under Annuity Options 1 through 4, 7 and 8. This charge is factored into the annuity unit values on each Valuation Date. With respect to Annuity Options 5 and 6, the annual mortality and expense risk charge will remain at 1.10% before and after the Annuity Start Date.

LIMITS ON PURCHASE PAYMENTS PAID UNDER TAX-QUALIFIED RETIREMENT PLANS

SECTION 403(b) -- Contributions to 403(b) annuities are excludable from an employee's gross income if they do not exceed the limits under Sections 402(g), and 415 of the Code. The applicable limit will depend upon whether the annuities are purchased with employer or employee contributions. Rollover contributions are not subject to these annual limits. The maximum exclusion allowance (MEA) limit under Section 403(b)(2) of the Code was repealed effective in 2002.


Section 402(g) generally limits an employee's annual salary reduction contributions to a 403(b) annuity and any 401(k) arrangement to the applicable dollar amount shown in the table below:



TAX YEAR             DEFERRED AMOUNT
2005                   $   14,000
2006 and thereafter    $   15,000

The $15,000 limit will be adjusted for inflation in $500 increments for tax years beginning after the 2006 tax year. If an individual is age 50 or over, catch up contributions can be made to a 403(b) annuity during the tax years and at the rates set forth in the table below:



                         ADDITIONAL
     TAX YEAR          CATCH UP AMOUNT
-------------------    ---------------
2005                      $ 4,000
2006 and thereafter       $ 5,000



The $5,000 limit will be adjusted for inflation in $500 increments for tax years beginning after the 2006 tax year. The limit will be reduced by salary reduction contributions to other 403(b) or 401(k) arrangements. An employee under a 403(b) annuity with at least 15 years of service for a "qualified employer" (i.e., an educational organization, hospital, home health service agency, health and welfare service agency, church or convention or association of churches) generally may exceed the limit by $3,000 per year, subject to an aggregate limit of $15,000 for all years.



Section 415(c) also provides an overall limit on the amount of employer and employee salary reduction contributions to a Section 403(b) annuity that will be excludable from an employee's gross income in a given year. Generally the
Section 415(c) limit is the lesser of (i) $42,000, or (ii) 100% of the employee's annual compensation.



SECTIONS 408 AND 408A -- Premiums (other than rollover contributions) paid under a Contract used in connection with a traditional or Roth individual retirement annuity (IRA) that is described in Section 408 or Section 408A of the Internal Revenue Code are subject to the limits on contributions to IRAs under Section 219(b) of the Internal Revenue Code. Under Section 219(b) of the Code, contributions (other than rollover contributions) to an IRA are limited to the lesser of 100% of the individual's taxable compensation or the applicable dollar amount as shown in the table below:



     TAX YEAR          AMOUNT
     --------          ------
2005 - 2007            $4,000
2008 and thereafter    $5,000



If an individual is age 50 or over, the individual may make an additional catch up contribution to a traditional IRA of $500 during the 2005 tax year, or $1,000 for the tax year 2006 and thereafter.



Spousal IRAs allow an owner and his or her spouse to contribute up to the applicable dollar amount to their respective IRAs so long as a joint tax return is filed and joint income is $6,000 or more. The maximum amount the higher compensated spouse may contribute for the year is the lesser of the applicable dollar amount as shown in the table above or 100% of that spouse's compensation. The maximum the lower compensated spouse may contribute is the lesser of (i) the applicable dollar amount as shown in the table above or (ii) 100% of that spouse's compensation plus the amount by which the higher compensated spouse's compensation exceeds the amount the higher compensated spouse contributes to his or her IRA. The extent to which an Owner may deduct contributions to a traditional IRA depends on the gross income of the Owner and his or her spouse for the year and whether either is an "active participant" in an employer-sponsored retirement plan.



Premiums under a Contract used in connection with a simplified employee pension plan described in Section 408 of the Internal Revenue Code are subject to limits under Section 402(h) of the Internal Revenue Code. Section 402(h) currently limits employer contributions and salary reduction contributions (if permitted) under a simplified employee pension plan to the lesser of (a) 25% of the compensation of the participant in the Plan, or (b) $42,000. Salary reduction contributions, if any, are subject to additional annual limits.


PERFORMANCE INFORMATION

Performance information for the Subaccounts of the Separate Account, including the yield and effective yield of the Dreyfus General Money Market Subaccount and the total return of all Subaccounts, may appear in advertisements, reports, and promotional literature provided to current or prospective Owners.

Quotations of yield for the Dreyfus General Money Market Subaccount will be based on the change in the value, exclusive of capital changes and income other than investment income, of a hypothetical investment in a Contract over a particular seven day period, less a hypothetical charge reflecting deductions from the Contract during the period (the "base period") and stated as a percentage of the investment at the start of the base period (the "base period return"). The base period return is then annualized by multiplying by 365/7, with the resulting yield figure carried to at least the nearest one hundredth of one percent. Any quotations of effective yield for the Dreyfus General Money Market Subaccount assume that all dividends received during an annual period have been reinvested. Calculation of "effective yield" begins with the same "base period return" used in the yield calculation, which is then annualized to reflect weekly compounding pursuant to the following formula:

      Effective Yield = [(Base Period Return + 1)(365/7)] - 1

Quotations of yield for the Subaccounts, other than the Dreyfus General Money Market Subaccount, will be based on all investment income per Accumulation Unit earned during a particular 30-day period, less expenses accrued during the period ("net investment income"), and will be computed by dividing net investment income by the value of the Accumulation Unit on the last day of the period, according to the following formula:

            YIELD = 2[(a-b/cd + 1)(6) - 1]

where a = net investment income earned during the period by the Underlying Fund attributable to shares owned by the Subaccount,

      b = expenses accrued for the period (net of any reimbursements),

      c = the average daily number of Accumulation Units outstanding during the period that were entitled to receive dividends, and

      d = the maximum offering price per Accumulation Unit on the last day of the period.

Quotations of average annual total return for any Subaccount will be expressed in terms of the average annual compounded rate of return of a hypothetical investment in a Contract over a period of one, five and ten years (or, if less, up to the life of the Subaccount), calculated pursuant to the following formula:
P(1 + T) (n) = ERV (where P = a hypothetical initial payment of $1,000, T = the average annual total return, n = the number of years, and ERV = the ending redeemable value of a hypothetical $1,000 payment made at the beginning of the period). Quotations of total return may simultaneously be shown for other periods and will include total return for periods beginning prior to availability of the Contract. Such total return figures are based upon the performance of the respective Underlying Fund, adjusted to reflect the maximum charges imposed under the Contract.

Average annual total return figures reflect the deduction of the mortality and expense risk charge of 1.10%, the administration charge of 0.15%, the Rider Charge of 0.43%, the Investment Adviser charge of 0.12% and the contingent deferred sales charge. Total return figures may be quoted that do not reflect deduction of the contingent deferred sales charge. The contingent deferred sales charge if reflected would lower the level of return quoted. Total return figures that do not reflect deduction of all charges will be accompanied by total return figures that reflect such charges.

All Average Annual Return figures are based upon the performance of the corresponding Underlying Funds, adjusted to reflect the maximum charges imposed under the Contract, except that Average Annual Return (without contingent deferred sales charge), does not reflect any applicable withdrawal charge. Those charges, if reflected, would reduce the average annual return figures.

Quotations of total return for any Subaccount of the Separate Account will be based on a hypothetical investment in an account over a certain period and will be computed by subtracting the initial value of the investment from the ending value and dividing the remainder by the initial value of the investment. Such quotations of total return will reflect the deduction of all applicable charges to the Contract and the Separate Account (on an annual basis) except the applicable contingent deferred sales charge.

Performance information for any Subaccount reflects only the performance of a hypothetical Contract under which an Owner's Contract Value is allocated to a Subaccount during a particular time period on which the calculations are based. Performance information should be considered in light of the investment objectives and policies, characteristics and quality of the Underlying Fund in which the Subaccount invests, and the market conditions during the given time period, and should not be considered as a representation of what may be achieved in the future.

EXPERTS


The consolidated financial statements of Security Benefit Life Insurance Company and Subsidiaries at December 31, 2004 and 2003, and for each of the three years in the period ended December 31, 2004, and the financial statements of Variable Annuity Account XIV at December 31, 2004, and for each of the specified periods ended December 31, 2004, or for such portions of such periods as disclosed in the financial statements included in this Statement of Additional Information have been audited by Ernst & Young, LLP, independent registered public accounting firm, One Kansas City Place, 1200 Main Street, Kansas City, Missouri 64105-2143, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

FINANCIAL STATEMENTS



The consolidated financial statements of Security Benefit Life Insurance Company and Subsidiaries as of December 31, 2004 and 2003, and for each of the three years in the period ended December 31, 2004, and the financial statements of Variable Annuity Account XIV at December 31, 2004, and for each of the specified periods ended December 31, 2004, or for such portions of such periods as disclosed in the financial statements, are set forth herein, following this section.


The consolidated financial statements of Security Benefit Life Insurance Company and Subsidiaries, which are included in this Statement of Additional Information, should be considered only as bearing on the ability of the Company to meet its obligations under the Contracts. They should not be considered as bearing on the investment performance of the assets held in the Separate Account.

FINANCIAL STATEMENTS

Variable Annuity Account XIV -

Valuebuilder Variable Annuity

Year Ended December 31, 2004

                         Variable Annuity Account XIV -
                          Valuebuilder Variable Annuity

                              Financial Statements

                          Year Ended December 31, 2004

                                    CONTENTS

Report of Independent Registered Public Accounting Firm..................................   1

Audited Financial Statements

Statements of Net Assets................................................................    3
Statements of Operations................................................................    8
Statements of Changes in Net Assets.....................................................   13
Notes to Financial Statements...........................................................   20

                         Variable Annuity Account XIV -
                          Valuebuilder Variable Annuity

                            Statements of Net Assets
                   (Dollars in Thousands - Except Unit Values)

                                December 31, 2004

                                                                                            AMERICAN     AMERICAN
                                    AIM MID                           AMERICAN   AMERICAN   CENTURY      CENTURY
                         AIM BASIC  CAP CORE    AIM SMALL  AIM BLUE    CENTURY    CENTURY    EQUITY   INTERNATIONAL
                           VALUE     EQUITY    CAP GROWTH    CHIP     HERITAGE    SELECT     INCOME      GROWTH     ARIEL FUND
                        SUBACCOUNT SUBACCOUNT  SUBACCOUNT SUBACCOUNT SUBACCOUNT SUBACCOUNT SUBACCOUNT  SUBACCOUNT   SUBACCOUNT
                        ---------- ----------- ---------- ---------- ---------- ---------- ---------- ------------- ----------
Assets:
   Mutual funds, at
    market value        $    3,338  $      640 $    1,873 $      607 $      119 $    1,953 $    2,292 $         697 $    3,212
                        ---------- ----------- ---------- ---------- ---------- ---------- ---------- ------------- ----------
Total assets                 3,338         640      1,873        607        119      1,953      2,292           697      3,212
                        ---------- ----------- ---------- ---------- ---------- ---------- ---------- ------------- ----------
Net assets              $    3,338 $       640 $    1,873 $      607 $      119 $    1,953 $    2,292 $         697 $    3,212
                        ========== =========== ========== ========== ========== ========== ========== ============= ==========

Units outstanding
   NEA Valuebuilder        353,201      58,714    212,475     84,469     14,551    248,705    186,309        83,030    262,445
   AEA Valuebuilder            919         444        448         55         35          2      1,358           113      2,601
                        ---------- ----------- ---------- ---------- ---------- ---------- ---------- ------------- ----------
Total Units                354,120      59,158    212,923     84,524     14,586    248,707    187,667        83,143    265,046
                        ========== =========== ========== ========== ========== ========== ========== ============= ==========

Unit value
   NEA Valuebuilder     $     9.42 $     10.80 $     8.79 $     7.18 $     8.12 $     7.85 $    12.21 $        8.38 $    12.09
   AEA Valuebuilder     $    13.41 $     13.13 $    13.24 $    11.38 $    11.65 $    11.79 $    12.83 $       12.79 $    14.40

Mutual funds, at cost   $    2,686 $       561 $    1,567 $      558 $      106 $    1,696 $    2,126 $         589 $    2,845
Mutual fund shares         102,968      22,337     68,191     51,983     10,124     51,741    282,562        76,987     60,404

                         Variable Annuity Account XIV -
                          Valuebuilder Variable Annuity

                      Statements of Net Assets (continued)
                   (Dollars in Thousands - Except Unit Values)

                                December 31, 2004

                                                                         DREYFUS              DREYFUS    FIDELITY   FIDELITY
                                                 CALAMOS                 PREMIER    DREYFUS   GENERAL     ADVISOR    ADVISOR
                        ARIEL PREMIER  CALAMOS  GROWTH AND   DREYFUS     STRATEGIC   MIDCAP     MONEY       VALUE    DIVIDEND
                         BOND FUND     GROWTH     INCOME   APPRECIATION    VALUE      VALUE     MARKET   STRATEGIES   GROWTH
                         SUBACCOUNT  SUBACCOUNT SUBACCOUNT  SUBACCOUNT  SUBACCOUNT SUBACCOUNT SUBACCOUNT SUBACCOUNT SUBACCOUNT
                        ------------ ---------- ---------- ------------ ---------- ---------- ---------- ---------- ----------
Assets:
   Mutual funds,
    at market value     $        899 $   10,944 $    7,423 $      2,226 $      948 $    1,631 $      711 $    1,601 $    1,938
                        ------------ ---------- ---------- ------------ ---------- ---------- ---------- ---------- ----------
Total assets                     899     10,944      7,423        2,226        948      1,631        711      1,601      1,938
                        ------------ ---------- ---------- ------------ ---------- ---------- ---------- ---------- ----------
Net assets              $        899 $   10,944 $    7,423 $      2,226 $      948 $    1,631 $      711 $    1,601 $    1,938
                        ============ ========== ========== ============ ========== ========== ========== ========== ==========

Units outstanding
   NEA Valuebuilder           82,671    943,864    635,590      261,696     87,176    156,368     79,034    132,085    227,521
   AEA Valuebuilder            3,540      3,424      3,843          890        622        585          -      3,095          -
                        ------------ ---------- ---------- ------------ ---------- ---------- ---------- ---------- ----------
Total Units                   86,211    947,288    639,433      262,586     87,798    156,953     79,034    135,180    227,521
                        ============ ========== ========== ============ ========== ========== ========== ========== ==========

Unit value
   NEA Valuebuilder     $      10.42 $    11.54 $    11.60 $       8.47 $    10.76 $    10.36 $     8.99 $    11.74 $     8.52
   AEA Valuebuilder     $      10.05 $    14.75 $    12.93 $      11.26 $    15.02 $    16.96 $        - $    16.19 $        -

Mutual funds, at cost   $        919 $    8,621 $    6,602 $      2,073 $      801 $    1,192 $      711 $    1,270 $    1,777
Mutual fund shares            87,373    206,576    248,943       57,539     33,119     50,257    711,434     44,451    165,519

                         Variable Annuity Account XIV-
                         Value builder Variable Annuity

                      Statements of Net Assets (continued)
                   (Dollars in Thousands-Except Unit Values)

                               December 31, 2004

                                   FIDELITY
                                   ADVISOR
                       FIDELITY  INTERNATIONAL                                        SECURITY    SECURITY    SECURITY
                        ADVISOR     CAPITAL     INVESCO    INVESCO     PIMCO HIGH      CAPITAL   DIVERSIFIED   INCOME    SECURITY
                        MID CAP  APPRECIATION   DYNAMICS  TECHNOLOGY     YIELD      PRESERVATION    INCOME   OPPORTUNITY  GLOBAL
                      SUBACCOUNT  SUBACCOUNT   SUBACCOUNT SUBACCOUNT   SUBACCOUNT    SUBACCOUNT   SUBACCOUNT  SUBACCOUNT SUBACCOUNT
                      ---------- ------------- ---------- ---------- -------------- ------------ ----------- ----------- ----------
Assets:
   Mutual funds,
    at market value   $      534 $       1,881 $       48 $      212 $        1,477 $      7,145 $     1,697 $       182 $   2,342
                      ---------- ------------- ---------- ---------- -------------- ------------ ----------- ----------- ----------
Total assets                 534         1,881         48        212          1,477        7,145       1,697         182     2,342
                      ---------- ------------- ---------- ---------- -------------- ------------ ----------- ----------- ----------
Net assets            $      534 $       1,881 $       48 $      212 $        1,477 $      7,145 $     1,697 $       182 $   2,342
                      ========== ============= ========== ========== ============== ============ =========== =========== ==========
Units outstanding
  NEA Valuebuilder        48,322       170,577      6,681     43,406        121,715      675,408     158,604      16,795   230,523
  AEA Valuebuilder           130           290          -        108          2,132       14,715       2,984       1,254       441
                      ---------- ------------- ---------- ---------- -------------- ------------ ----------- ----------- ----------
Total Units               48,452       170,867      6,681     43,514        123,847      690,123     161,588      18,049   230,964
                      ========== ============= ========== ========== ============== ============ =========== =========== ==========
Unit value
  NEA Valuebuilder    $    11.00 $       11.00 $     7.18 $     4.85 $        11.84 $      10.34 $     10.52 $     10.05 $   10.13
  AEA Valuebuilder    $    15.34 $       13.98 $        - $    12.51 $        12.84 $      10.10 $      9.91 $     10.03 $   14.83

Mutual funds, at cost $      417 $       1,580 $       41 $      195 $        1,440 $      7,206 $     1,726 $       182 $   1,804
Mutual fund shares        21,169       111,753      2,935      8,427        148,101      720,283     356,568      17,977   144,989

                         Variable Annuity Account XIV-
                         Value builder Variable Annuity

                      Statements of Net Assets (continued)
                   (Dollars in Thousands-Except Unit Values)

                               DECEMBER 31, 2004


                                SECURITY   SECURITY    SECURITY    SECURITY   SECURITY      SECURITY     STRONG
                     SECURITY   LARGE CAP   MID CAP    SMALL CAP    SOCIAL     LARGE CAP     MID CAP   GROWTH AND   STRONG
                      EQUITY     GROWTH      VALUE      GROWTH    AWARENESS     VALUE        GROWTH     INCOME    GROWTH 20
                    SUBACCOUNT SUBACCOUNT SUBACCOUNT  SUBACCOUNT SUBACCOUNT   SUBACCOUNT   SUBACCOUNT  SUBACCOUNT SUBACCOUNT
                    ---------- ---------- ---------- ----------- ---------- ------------- ------------ ---------- ----------
Assets:
 Mutual funds,
  at market value   $      231 $      227 $   11,912 $       394 $      273 $         356 $      1,314 $      129 $      229
                    ---------- ---------- ---------- ----------- ---------- ------------- ------------ ---------- ----------
Total assets               231        227     11,912         394        273           356        1,314        129        229
                    ---------- ---------- ---------- ----------- ---------- ------------- ------------ ---------- ----------
Net assets          $      231 $      227 $   11,912 $       394 $      273 $         356 $      1,314 $      129 $      229
                    ========== ========== ========== =========== ========== ============= ============ ========== ==========

Units outstanding
 NEA Valuebuilder       28,690     31,145    826,045      38,145     34,269        39,601      130,451     15,808     34,342
 AEA Valuebuilder          252          4      1,324         570          -           483        1,458          -          -
                    ---------- ---------- ---------- ----------- ---------- ------------- ------------ ---------- ----------
Total Units             28,942     31,149    827,369      38,715     34,269        40,084      131,909     15,808     34,342
                    ========== ========== ========== =========== ========== ============= ============ ========== ==========

Unit value
 NEA Valuebuilder   $     7.94 $     7.28 $    14.39 $     10.09 $     7.97 $        8.83 $       9.90 $     8.15 $     6.66
 AEA Valuebuilder   $    11.34 $    10.90 $    18.40 $     16.22 $        - $       12.49 $      15.67 $        - $        -

Mutual funds,
 at cost            $      218 $      214 $    9,724 $       313 $      249 $         311 $      1,180 $      110 $      197
Mutual fund shares      35,220     36,278    364,629      26,202     13,535        56,353      108,355      6,076     15,499

                         Variable Annuity Account XIV -
                         Value builder Variable Annuity

                      Statements of Net Assets (continued)
                   (Dollars in Thousands-Except Unit Values)

                               December 31, 2004

                        STRONG                  VAN KAMPEN             VAN KAMPEN
                        ADVISOR       STRONG     EQUITY AND VAN KAMPEN  AGGRESSIVE
                    SMALL CAP VALUE OPPORTUNITY   INCOME     COMSTOCK    GROWTH
                      SUBACCOUNT    SUBACCOUNT  SUBACCOUNT  SUBACCOUNT SUBACCOUNT
                    --------------- ----------- ----------- ---------- -----------
Assets:
 Mutual funds,
  at market value   $         3,609 $       358 $    2,282  $    6,402 $       236
                    --------------- ----------- ----------  ---------- -----------
Total assets                  3,609         358      2,282       6,402         236
                    --------------- ----------- ----------  ---------- -----------
Net assets          $         3,609 $       358 $    2,282  $    6,402 $       236
                    =============== =========== ==========  ========== ===========

Units outstanding
 NEA Valuebuilder           250,908      37,293    211,948     646,585      32,428
 AEA Valuebuilder               444         313        828         857         157
                    --------------- ----------- ----------  ---------- -----------
Total Units                 251,352      37,606    212,776     647,442      32,585
                    =============== =========== ==========  ========== ===========

Unit value
 NEA Valuebuilder   $         14.35 $      9.47 $    10.72  $     9.88 $      7.23
 AEA Valuebuilder   $         16.71 $     14.45 $    12.54  $    14.26 $     13.67

Mutual funds,
 at cost             $        3,013 $       281 $    2,016  $    5,379 $       191
Mutual fund shares          123,623       7,822    264,780     345,883      16,661

See accompanying notes.

                         Variable Annuity Account XIV-
                         Valuebuilder Variable Annuity

                            Statements of Operations
                                 (In Thousands)

                          Year Ended December 31, 2004

                                                 AIM MID                            AMERICAN   AMERICAN
                                    AIM BASIC    CAP CORE     AIM SMALL  AIM BLUE    CENTURY   CENTURY
                                     VALUE        EQUITY     CAP GROWTH    CHIP      HERITAGE   SELECT
                                    SUBACCOUNT  SUBACCOUNT   SUBACCOUNT SUBACCOUNT SUBACCOUNT SUBACCOUNT
                                    ---------- ------------- ---------- ---------- ---------- ----------
Net investment income
(loss):
   Dividend distributions           $        - $         -   $       -  $        - $        - $        -
   Expenses
     Mortality and expense risk fee        (31)         (5)        (14)         (5)        (1)       (13)
                                    ---------- ------------  ---------- ---------- ---------- ----------
Net investment income (loss)               (31)         (5)        (14)         (5)        (1)       (13)

Net realized and unrealized
 gain (loss) on investments:
     Capital gains distributions             -          40           -           -          -          -
     Realized gain (loss)
     on sales of fund shares                45           7           5           2          -          3
     Change in unrealized
       appreciation/depreciation
       on investments during the
       period                              277          21          124         23          7        121
                                    ---------- ------------  ---------- ---------- ---------- ----------
Net realized and unrealized gain
  (loss) on investments                    322          68          129         25          7        124
                                    ---------- ------------  ---------- ---------- ---------- ----------
Net increase (decrease) in net
  assets resulting from operations  $      291 $        63   $      115 $       20 $        6 $      111
                                    ========== ============  ========== ========== ========== ==========

                                     AMERICAN   AMERICAN
                                     CENTURY     CENTURY
                                     EQUITY    INTERNATIONAL
                                     INCOME       GROWTH     ARIEL FUND
                                    SUBACCOUNT   SUBACCOUNT  SUBACCOUNT
                                    ---------- ------------- ----------
Net investment income
(loss):
   Dividend distributions           $       34 $           5  $        1
   Expenses
     Mortality and expense risk fee        (16)           (5)        (16)
                                    ---------- -------------  ----------
Net investment income (loss)                18             -         (15)

Net realized and unrealized
 gain (loss) on investments:
     Capital gains distributions           106             -          88
     Realized gain (loss)
      on sales of fund shares               21             4          11
     Change in unrealized
       appreciation/depreciation
       on investments during the
       period                               41            65        261
                                    ---------- -------------  ----------
Net realized and unrealized gain
  (loss) on investments                    168            69         360
                                    ---------- -------------  ----------
Net increase (decrease) in net
  assets resulting from operations  $      186 $          69 $      345
                                    ========== =============  ==========

                         Variable Annuity Account XIV -
                          Valuebuilder Variable Annuity

                      Statements of Operations (continued)
                                 (In Thousands)

                          Year Ended December 31, 2004

                                                                               DREYFUS               DREYFUS    FIDELITY   FIDELITY
                                                       CALAMOS                 PREMIER    DREYFUS    GENERAL    ADVISOR    ADVISOR
                             ARIEL PREMIER  CALAMOS   GROWTH AND   DREYFUS    STRATEGIC    MIDCAP     MONEY      VALUE     DIVIDEND
                               BOND FUND    GROWTH      INCOME   APPRECIATION   VALUE      VALUE      MARKET   STRATEGIES  GROWTH
                              SUBACCOUNT   SUBACCOUNT SUBACCOUNT  SUBACCOUNT  SUBACCOUNT SUBACCOUNT SUBACCOUNT SUBACCOUNT SUBACCOUNT
                             ------------- ---------- ---------- ------------ ---------- ---------- ---------- ---------- ----------
Net investment income
 (loss):
  Dividend distributions        $    16     $     -    $    94     $    29     $     -    $     -    $     3    $     -    $    16
  Expenses
    Mortality and expense
      risk fee                       (8)        (79)       (53)        (17)         (6)       (15)        (6)       (12)       (13)
                                -------     -------    -------     -------     -------    -------    -------    -------    -------
Net investment income (loss)          8         (79)        41          12          (6)       (15)        (3)       (12)         3

Net realized and unrealized
  gain (loss) on
    investments:
      Capital gains
       distributions                 20          28         37           -           -          -          -          6          -
    Realized gain (loss)
      on sales of fund
      shares                         (4)        103         52           3          31         18          -         37         10
    Change in unrealized
      appreciation/
      depreciation on
      investments during
      the period                     (4)      1,369        413          74          77        207          -        146         69
                                -------     -------    -------     -------     -------    -------    -------    -------    -------
Net realized and unrealized
  gain (loss) on investments         12       1,500        502          77         108        225          -        189         79
                                -------     -------    -------     -------     -------    -------    -------    -------    -------
Net increase (decrease) in
  net assets resulting
  from operations               $    20     $ 1,421    $   543     $    89     $   102    $   210    $    (3)   $   177    $    82
                                =======     =======    =======     =======     =======    =======    =======    =======    =======

                         Variable Annuity Account XIV -
                          Valuebuilder Variable Annuity

                      Statements of Operations (continued)
                                 (In Thousands)

                          Year Ended December 31, 2004

                                         FIDELITY
                                         ADVISOR
                            FIDELITY  INTERNATIONAL                                    SECURITY    SECURITY    SECURITY
                            ADVISOR      CAPITAL     INVESCO    INVESCO   PIMCO HIGH    CAPITAL   DIVERSIFIED   INCOME    SECURITY
                            MID CAP    APPRECIATION  DYNAMICS  TECHNOLOGY   YIELD    PRESERVATION   INCOME    OPPORTUNITY   GLOBAL
                           SUBACCOUNT   SUBACCOUNT  SUBACCOUNT SUBACCOUNT SUBACCOUNT  SUBACCOUNT  SUBACCOUNT  SUBACCOUNT* SUBACCOUNT
                           ---------- ------------- ---------- ---------- ---------- ------------ ----------- ----------- ----------
Net investment income
 (loss):
  Dividend distributions     $   -        $   -       $   -      $   -      $  70        $ 372       $  70       $   2      $   -
  Expenses
    Mortality and expense
      risk fee                  (5)         (15)         (1)        (2)       (11)         (64)        (17)         (1)       (17)
                             -----        -----       -----      -----      -----        -----       -----       -----      -----
Net investment income
 (loss)                         (5)         (15)         (1)        (2)        59          308          53           1        (17)

Net realized and
  unrealized gain (loss)
  on investments:
    Capital gains
      distributions             15            -           -          -          -           74           -           1          -
    Realized gain (loss)
      on sales of fund
      shares                     5           80           2          9         21            5          (6)          -         34
    Change in unrealized
      appreciation/
      depreciation on
      investments during
      the period                50          119           4         (4)        16          (61)        (16)          -        286
                             -----        -----       -----      -----      -----        -----       -----       -----      -----
Net realized and
  unrealized gain (loss)
  on investments                70          199           6          5         37           18         (22)          1        320
                             -----        -----       -----      -----      -----        -----       -----       -----      -----
Net increase (decrease)
  in  net assets resulting
  from operations            $  65        $ 184       $   5      $   3      $  96        $ 326       $  31       $   2      $ 303
                             =====        =====       =====      =====      =====        =====       =====       =====      =====

*For the period from April 1, 2004 (inception date) to December 31, 2004.

                         Variable Annuity Account XIV -
                          Valuebuilder Variable Annuity

                      Statements of Operations (continued)
                                 (In Thousands)

                          Year Ended December 31, 2004

                                       SECURITY   SECURITY   SECURITY   SECURITY   SECURITY   SECURITY    STRONG
                            SECURITY   LARGE CAP  MID CAP   SMALL CAP    SOCIAL   LARGE CAP    MID CAP  GROWTH AND  STRONG
                             EQUITY     GROWTH     VALUE      GROWTH   AWARENESS    VALUE      GROWTH     INCOME   GROWTH 20
                           SUBACCOUNT SUBACCOUNT SUBACCOUNT SUBACCOUNT SUBACCOUNT SUBACCOUNT SUBACCOUNT SUBACCOUNT SUBACCOUNT
                           ---------- ---------- ---------- ---------- ---------- ---------- ---------- ---------- ----------
Net investment income
 (loss):
    Dividend distributions  $     -    $     -    $     -    $     -    $     -    $     -    $     -    $     1    $     -
    Expenses
      Mortality and
      expense risk fee           (2)        (2)       (77)        (3)        (3)        (3)       (10)        (1)        (2)
                            -------    -------    -------    -------    -------    -------    -------    -------    -------
Net investment income
 (loss)                          (2)        (2)       (77)        (3)        (3)        (3)       (10)         -         (2)

Net realized and
 unrealized gain (loss)
 on investments:
      Capital gains
       distributions             15          -        765          -          -          -         73          -          -
      Realized gain (loss)
       on sales of fund
       shares                     2          -        138         25          3          7         57          3          1
      Change in unrealized
       appreciation/
       depreciation on
       investments during
       the period                (1)         7      1,196         32          8         21         (7)         6         26
                            -------    -------    -------    -------    -------    -------    -------    -------    -------
Net realized and
 unrealized gain (loss)
 on investments                  16          7      2,099         57         11         28        123          9         27
                            -------    -------    -------    -------    -------    -------    -------    -------    -------
Net increase (decrease)
 in net assets resulting
 from operations            $    14    $     5    $ 2,022    $    54    $     8    $    25    $   113    $     9    $    25
                            =======    =======    =======    =======    =======    =======    =======    =======    =======

                         Variable Annuity Account XIV -
                          Valuebuilder Variable Annuity

                      Statements of Operations (continued)
                                 (In Thousands)

                          Year Ended December 31, 2004

                                             STRONG
                                             ADVISOR                  VAN KAMPEN                 VAN KAMPEN
                                            SMALL CAP     STRONG      EQUITY AND    VAN KAMPEN   AGGRESSIVE
                                              VALUE     OPPORTUNITY     INCOME       COMSTOCK      GROWTH
                                           SUBACCOUNT   SUBACCOUNT    SUBACCOUNT    SUBACCOUNT   SUBACCOUNT
                                           ----------   -----------   ----------    ----------   ----------
Net investment income (loss):
   Dividend distributions                  $        -   $         -   $       40    $       56   $        -
   Expenses
     Mortality and expense risk fee               (25)           (3)         (18)          (41)          (2)
                                           ----------   -----------   ----------    ----------   ----------
Net investment income (loss)                      (25)           (3)          22            15           (2)

Net realized and unrealized gain (loss)
  on investments:
     Capital gains distributions                  356             -            3             -            -
     Realized gain (loss) on
       sales of fund shares                        69            12           19            14            3
     Change in unrealized
       appreciation/depreciation
       on investments during the period           108            38          148           698           24
                                           ----------   -----------   ----------    ----------   ----------
Net realized and unrealized gain
   (loss) on investments                          533            50          170           712           27
                                           ----------   -----------   ----------    ----------   ----------
Net increase (decrease) in net
   assets resulting from operations        $      508   $        47   $      192    $      727   $       25
                                           ==========   ===========   ==========    ==========   ==========

See accompanying notes.

                         Variable Annuity Account XIV -
                          Valuebuilder Variable Annuity

                       Statements of Changes in Net Assets
                                 (In Thousands)

                     Years Ended December 31, 2004 and 2003

                                                                                                         AMERICAN      AMERICAN
                                                          AIM MID CAP  AIM SMALL CAP                     CENTURY       CENTURY
                                         AIM BASIC VALUE  CORE EQUITY      GROWTH       AIM BLUE CHIP    HERITAGE        SELECT
                                           SUBACCOUNT      SUBACCOUNT    SUBACCOUNT       SUBACCOUNT    SUBACCOUNT    SUBACCOUNT
                                          2004     2003   2004   2003   2004    2003    2004    2003    2004  2003   2004     2003
                                         ------   ------  ----   ----  ------  ------   -----   -----   ----  ----  ------   ------
Increase (decrease) in net assets:
   From operations:
     Net investment income (loss)        $  (31)  $  (20) $ (5)  $ (3) $  (14) $   (7)  $  (5)  $  (3)  $ (1) $  -  $  (13)  $   (7)
     Capital gains distributions              -        -    40      -       -       -       -       -      -     -       -        -
     Realized gain (loss) on sales of
       fund shares                           45       (3)    7     (3)      5      (3)      2      (8)     -     -       3        1
     Change in unrealized
       appreciation/ depreciation on
       investments during the period        277      538    21     75     124     224      23      65      7     7     121      152
                                         ------   ------  ----   ----  ------  ------   -----   -----   ----  ----  ------   ------
   Net increase (decrease) in net
     assets from operations                 291      515    63     69     115     214      20      54      6     7     111      146

   From contractholder transactions:
     Variable annuity deposits            1,003      879   204    123     822     439     271     152     52    16     797      397
     Contractholder maintenance
       charges                               (9)      (4)   (2)    (1)     (5)     (2)     (2)     (1)     -     -      (5)      (2)
     Terminations and withdrawals           (54)     (19)  (23)    (1)     (9)    (10)     (5)     (1)     -    (5)    (17)      (7)
     Transfers between subaccounts, net    (332)    (107)    6    (24)    (70)    (27)     (7)    (73)    27    10     106      192
                                         ------   ------  ----   ----  ------  ------   -----   -----   ----  ----  ------   ------
   Net increase (decrease) in net
     assets from contractholder
     transactions                           608      749   185     97     738     400     257      77     79    21     881      580
                                         ------   ------  ----   ----  ------  ------   -----   -----   ----  ----  ------   ------
Net increase (decrease) in net assets       899    1,264   248    166     853     614     277     131     85    28     992      726
Net assets at beginning of period         2,439    1,175   392    226   1,020     406     330     199     34     6     961      235
                                         ------   ------  ----   ----  ------  ------   -----   -----   ----  ----  ------   ------
Net assets at end of period              $3,338   $2,439  $640   $392  $1,873  $1,020   $ 607   $ 330   $119  $ 34  $1,953   $  961
                                         ======   ======  ====   ====  ======  ======   =====   =====   ====  ====  ======   ======

                         Variable Annuity Account XIV -
                          Valuebuilder Variable Annuity

                 Statements of Changes in Net Assets (continued)
                                 (In Thousands)

                     Years Ended December 31, 2004 and 2003

                                          AMERICAN CENTURY  AMERICAN CENTURY                        ARIEL PREMIER
                                           EQUITY INCOME     INTERNATIONAL        ARIEL FUND        BOND FUND       CALAMOS GROWTH
                                            SUBACCOUNT     GROWTH SUBACCOUNT      SUBACCOUNT        SUBACCOUNT        SUBACCOUNT
                                           2004      2003    2004      2003    2004    2003     2004      2003     2004      2003
                                          -------- ------- -------  -------- ------- -------  --------  -------  -------- ----------
Increase (decrease) in net assets:
   From operations:
     Net investment income (loss)         $    18  $   12  $     -  $    (1) $   15  $   (4)  $     8   $    3   $   (79) $   (34)
     Capital gains distributions              106      16        -        -      88       -        20       16        28        -
     Realized gain (loss) on sales of
       fund shares                             21       4        4       (2)     11       5         (4)       1       103       23
     Change in unrealized
       appreciation/ depreciation on
       investments during the period           41     141       65       65     261     107        (4)     (16)    1,369    1,108
                                          -------- ------- -------  -------- ------- -------  --------  -------  -------- ----------
   Net increase (decrease) in net
     assets from operations                   186     173       69       62     345     108        20        4     1,421    1,097

   From contractholder transactions:
     Variable annuity deposits                639     446      187      128   1,804     540       526      325     4,785    2,528
     Contractholder maintenance charges       (8)     (3)       (2)      (1)     (7)     (2)       (3)      (1)      (36)     (13)
     Terminations and withdrawals             (61)    (19)      (1)      (7)    (51)    (12)      (20)      (2)     (192)     (53)
     Transfers between subaccounts, net       420      66       99      (25)    312      69       (68)      57      (429)     221
                                          -------- ------- -------  -------- ------- -------  --------  -------  -------- ----------
     Net increase (decrease) in net
     assets from contractholder
     transactions                             990     490      283       95   2,058     595       435      379     4,128    2,683
                                          -------- ------- -------  -------- ------- -------  --------  -------  -------- ----------
Net increase (decrease) in net assets       1,176     663      352      157   2,403     703       455      383     5,549    3,780
Net assets at beginning of period           1,116     453      345      188     809     106       444       61     5,395    1,615
                                          -------- ------- -------  -------- ------- -------  --------  -------  -------- ----------
Net assets at end of period               $ 2,292  $1,116  $   697  $   345  $3,212  $  809   $   899   $  444   $10,944  $ 5,395
                                          ======== ======= =======  ======== ======= =======  ========  =======  ======== ==========

                                               CALAMOS
                                           GROWTH AND INCOME
                                               SUBACCOUNT
                                           2004     2003
Increase (decrease) in net assets:
   From operations:
     Net investment income (loss)         $   41   $    22
     Capital gains distributions              37         -
     Realized gain (loss) on sales of
       fund shares                            52         7
     Change in unrealized
       appreciation/ depreciation on
       investments during the period         413       437
                                          ------   -------
   Net increase (decrease) in net
     assets from operations                  543       466

   From contractholder transactions:
     Variable annuity deposits             4,000     1,449
     Contractholder maintenance charges      (19)       (6)

     Terminations and withdrawals            (94)      (30)
     Transfers between subaccounts, net     (266)      252
                                          ------   -------
     Net increase (decrease) in net
     assets from contractholder
     transactions                          3,621     1,665
                                          ------   -------
Net increase (decrease) in net assets      4,164     2,131
Net assets at beginning of period          3,259     1,128
                                          ------   -------
Net assets at end of period               $7,423   $ 3,259
                                          ======   =======

                         Variable Annuity Account XIV -
                          Valuebuilder Variable Annuity

                 Statements of Changes in Net Assets (continued)
                                 (In Thousands)

                     Years Ended December 31, 2004 and 2003

                                               DREYFUS          DREYFUS PREMIER         DREYFUS           DREYFUS GENERAL
                                             APPRECIATION       STRATEGIC VALUE       MIDCAP VALUE         MONEY MARKET
                                              SUBACCOUNT          SUBACCOUNT           SUBACCOUNT           SUBACCOUNT
                                           2004       2003      2004      2003       2004       2003       2004       2003
                                        --------- ----------  --------- --------  --------   --------   --------   --------
Increase (decrease) in net assets:
   From operations:
     Net investment income (loss)       $      12   $     4   $     (6) $   (3)   $   (15)   $    (9)   $    (3)   $    (3)
     Capital gains distributions                -         -          -       -          -          -          -          -
     Realized gain (loss) on sales of
       fund shares                              3       (10)        31       6         18        (10)         -          -
     Change in unrealized
       appreciation/depreciation on
       investments during the period           74       150         77      86        207        353          -          -
                                        ---------   -------   --------  ------    -------    -------    -------    -------
   Net increase (decrease) in net
     assets from operations                    89       144        102      89        210        334         (3)        (3)

   From contractholder transactions:
     Variable annuity deposits                980       554        400     112        406        270        891        503
     Contractholder maintenance charges        (5)       (2)        (4)     (1)        (5)        (3)        (3)        (3)
     Terminations and withdrawals             (19)       (9)       (33)     (3)       (45)       (21)       (79)       (78)
     Transfers between subaccounts, net        66      (147)       129     (26)         8        (59)      (446)      (384)
                                        ---------   -------   --------  ------    -------    -------    -------    -------
   Net increase (decrease) in net
     assets from contractholder
     transactions                           1,022       396        492      82        364        187        363         38
                                        ---------   -------   --------  ------    -------    -------    -------    -------
Net increase (decrease) in net assets       1,111       540        594     171        574        521        360         35
Net assets at beginning of period           1,115       575        354     183      1,057        536        351        316
                                        ---------   -------   --------  ------    -------    -------    -------    -------
Net assets at end of period             $   2,226   $ 1,115   $    948  $  354    $ 1,631    $ 1,057    $   711    $   351
                                        =========   =======   ========  ======    =======    =======    =======    =======
                                         FIDELITY ADVISOR     FIDELITY ADVISOR
                                         VALUE STRATEGIES      DIVIDEND GROWTH
                                            SUBACCOUNT            SUBACCOUNT
                                           2004     2003      2004      2003
                                         -------  -------- ---------   -------
Increase (decrease) in net assets:
   From operations:
     Net investment income (loss)        $   (12) $    (6) $        3  $  (2)
     Capital gains distributions               6        -           -      -
     Realized gain (loss) on sales of
       fund shares                            37        5          10      1
     Change in unrealized
       appreciation/depreciation on
       investments during the period         146      247          69    124
                                         -------  -------  ----------  -----
   Net increase (decrease) in net
     assets from operations                  177      246          82    123

   From contractholder transactions:
     Variable annuity deposits               584      302       1,064    452
     Contractholder maintenance charges       (5)      (2)         (5)    (2)
     Terminations and withdrawals            (40)      (5)        (37)    (6)
     Transfers between subaccounts, net       44     (108)       (107)    15
                                         -------  -------  ----------  -----
   Net increase (decrease) in net
     assets from contractholder
     transactions                            583      187         915    459
                                         -------  -------  ----------  -----
Net increase (decrease) in net assets        760      433         997    582
Net assets at beginning of period            841      408         941    359
                                         -------  -------  ----------  -----
Net assets at end of period              $ 1,601  $   841  $    1,938  $ 941
                                         =======  =======  ==========  =====

                         Variable Annuity Account XIV -
                          Valuebuilder Variable Annuity

                 Statements of Changes in Net Assets (continued)
                                 (In Thousands)

                     Years Ended December 31, 2004 and 2003

                                                                   FIDELITY ADVISOR
                                                                 INTERNATIONAL CAPITAL
                                           FIDELITY ADVISOR MID      APPRECIATION        INVESCO DYNAMICS
                                              CAP SUBACCOUNT          SUBACCOUNT            SUBACCOUNT
                                              2004       2003      2004       2003        2004     2003
                                           ----------  --------  ---------  ----------   -------  -------
Increase (decrease) in net assets:
   From operations:
     Net investment income (loss)          $       (5) $     (3) $     (15) $       (5)  $    (1) $     -
     Capital gains distributions                   15         -          -           -         -        -
     Realized gain (loss) on sales of
       fund shares                                  5         -         80           1         2        -
     Change in unrealized
       appreciation/ depreciation on
       investments during the period               50        77        119         188         4        8
                                           ----------  --------  ---------  ----------   -------  -------
   Net increase (decrease) in net
     assets from operations                        65        74        184         184         5        8

   From contractholder transactions:
     Variable annuity deposits                    165        77        909         339        19       11
     Contractholder maintenance                    (1)        -         (7)         (1)        -        -
       charges
     Terminations and withdrawals                  (8)       (1)       (56)         (9)        -       (1)
     Transfers between subaccounts, net            (6)       39       (281)        535       (11)       -
                                           ----------  --------  ---------  ----------   -------  -------
   Net increase (decrease) in net
     assets from contractholder
     transactions                                 150       115        565         864         8       10
                                           ----------  --------  ---------  ----------   -------  -------
Net increase (decrease) in net assets             215       189        749       1,048        13       18
Net assets at beginning of period                 319       130      1,132          84        35       17
                                           ----------  --------  ---------  ----------   -------  -------
Net assets at end of period                $      534  $    319  $   1,881  $    1,132   $    48  $    35
                                           ==========  ========  =========  ==========   =======  =======

                                                                                         SECURITY CAPITAL
                                             INVESCO TECHNOLOGY    PIMCO HIGH YIELD        PRESERVATION
                                                 SUBACCOUNT           SUBACCOUNT            SUBACCOUNT
                                               2004      2003        2004    2003         2004     2003
                                             --------  --------    -------- -------      -------  -------
Increase (decrease) in net assets:
   From operations:
     Net investment income (loss)            $     (2) $     (1)   $     59 $    23      $   308  $   120
     Capital gains distributions                    -         -           -       -           74        -
     Realized gain (loss) on sales of
       fund shares                                  9        (6)         21      17            5        -
     Change in unrealized
       appreciation/ depreciation on
       investments during the period               (4)       56          16      19          (61)       -
                                             --------  --------    -------- -------      -------  -------
   Net increase (decrease) in net
     assets from operations                         3        49          96      59          326      120

   From contractholder transactions:
     Variable annuity deposits                     60        62         560     477        2,548    3,568
     Contractholder maintenance                    (1)        -          (6)     (2)         (22)     (18)
       charges
     Terminations and withdrawals                  (9)       (3)        (55)    (11)        (183)    (332)
     Transfers between subaccounts, net           (54)       28         365     (52)      (1,331)  (1,130)
                                             --------  --------    -------- -------      -------  -------
   Net increase (decrease) in net
     assets from contractholder
     transactions                                  (4)       87         864     412        1,012    2,088
                                             --------  --------    -------- -------      -------  -------
Net increase (decrease) in net assets              (1)      136         960     471        1,338    2,208
Net assets at beginning of period                 213        77         517      46        5,807    3,599
                                             --------  --------    -------- -------      -------  -------
Net assets at end of period                  $    212  $    213    $  1,477 $   517      $ 7,145  $ 5,807
                                             ========  ========    ======== =======      =======  =======

                         Variable Annuity Account XIV -
                          Valuebuilder Variable Annuity

                 Statements of Changes in Net Assets (continued)
                                 (In Thousands)

                     Years Ended December 31, 2004 and 2003

                                                        SECURITY           SECURITY
                                                       DIVERSIFIED          INCOME            SECURITY
                                                         INCOME           OPPORTUNITY           GLOBAL
                                                       SUBACCOUNT         SUBACCOUNT*         SUBACCOUNT
                                                   2004         2003         2004         2004         2003
                                                ----------   ----------   -----------  ----------   ----------
Increase (decrease) in net assets:
    From operations:
        Net investment income (loss)            $       53   $       40   $        1   $      (17)  $       (9)
        Capital gains distributions                      -            -            1            -            -
        Realized gain (loss) on sales of
          fund shares                                   (6)          11            -           34           (8)
        Change in unrealized appreciation/
           depreciation on investments during
           the period                                  (16)         (35)           -          286          358
                                                ----------   ----------   ----------   ----------   ----------
    Net increase (decrease) in net assets
       from operations                                  31           16            2          303          341

    From contractholder transactions:
        Variable annuity deposits                      700        1,039          101          693          462
        Contractholder maintenance charges              (6)          (4)           -           (4)          (3)
        Terminations and withdrawals                   (58)         (24)           -          (34)          (8)
        Transfers between subaccounts, net            (285)        (675)          79           46         (106)
                                                ----------   ----------   ----------   ----------   ----------
    Net increase (decrease) in net assets
        from contractholder transactions               351          336          180          701          345
                                                ----------   ----------   ----------   ----------   ----------
Net increase (decrease) in net assets                  382          352          182        1,004          686
Net assets at beginning of period                    1,315          963            -        1,338          652
                                                ----------   ----------   ----------   ----------   ----------
Net assets at end of period                     $    1,697   $    1,315   $      182   $    2,342   $    1,338
                                                ==========   ==========   ==========   ==========   ==========

                                                                                   SECURITY                  SECURITY
                                                         SECURITY                 LARGE CAP                  MID CAP
                                                          EQUITY                   GROWTH                     VALUE
                                                        SUBACCOUNT                SUBACCOUNT                SUBACCOUNT
                                                    2004         2003         2004         2003         2004         2003
                                                 ----------   ----------   ----------   ----------   ----------   ----------
Increase (decrease) in net assets:
    From operations:
        Net investment income (loss)             $       (2)  $       (2)  $       (2)  $       (1)  $      (77)  $      (28)
        Capital gains distributions                      15            -            -            -          765           46
        Realized gain (loss) on sales of
          fund shares                                     2            1            -            -          138           30
        Change in unrealized appreciation/
           depreciation on investments during
           the period                                    (1)          35            7           16        1,196        1,081
                                                 ----------   ----------   ----------   ----------   ----------   ----------
    Net increase (decrease) in net assets
       from operations                                   14           34            5           15        2,022        1,129

    From contractholder transactions:
        Variable annuity deposits                        34           68          107           50        4,400        1,995
        Contractholder maintenance charges               (1)          (1)           -            -          (38)         (10)
        Terminations and withdrawals                     (4)          (6)          (1)          (2)        (172)         (48)
        Transfers between subaccounts, net              (10)         (30)          10           (4)         736          596
                                                 ----------   ----------   ----------   ----------   ----------   ----------
    Net increase (decrease) in net assets
        from contractholder transactions                 19           31          116           44        4,926        2,533
                                                 ----------   ----------   ----------   ----------   ----------   ----------
Net increase (decrease) in net assets                    33           65          121           59        6,948        3,662
Net assets at beginning of period                       198          133          106           47        4,964        1,302
                                                 ----------   ----------   ----------   ----------   ----------   ----------
Net assets at end of period                      $      231   $      198   $      227   $      106   $   11,912   $    4,964
                                                 ==========   ==========   ==========   ==========   ==========   ==========

*For the period from April 1, 2004 (inception date) to December 31, 2004.

                         Variable Annuity Account XIV -
                          Valuebuilder Variable Annuity

                 Statements of Changes in Net Assets (continued)
                                 (In Thousands)

                     Years Ended December 31, 2004 and 2003

                                                   SECURITY              SECURITY              SECURITY              SECURITY
                                               SMALL CAP GROWTH      SOCIAL AWARENESS      LARGE CAP VALUE        MID CAP GROWTH
                                                  SUBACCOUNT            SUBACCOUNT            SUBACCOUNT            SUBACCOUNT
                                                2004      2003       2004       2003       2004       2003       2004       2003
                                              --------   -------   --------   --------   --------  --------  ----------  ---------
Increase (decrease) in net assets:
   From operations:
     Net investment income (loss)             $     (3)  $    (2)  $     (3)  $     (1)  $     (3) $     (1) $      (10) $      (6)
     Capital gains distributions                     -         -          -          -          -         -          73         26
     Realized gain (loss) on sales of fund
        shares                                      25        12          3         (1)         7        (1)         57         23
     Change in unrealized appreciation/
       depreciation on investments during
        the period                                  32        56          8         29         21        48          (7)       194
                                              --------   -------   --------   --------   --------  --------  ----------  ---------
   Net increase (decrease) in net assets
     from operations                                54        66          8         27         25        46         113        237

   From contractholder transactions:
     Variable annuity deposits                     198        85        101         75         92        62         526        203
     Contractholder maintenance charges             (1)       (1)        (2)        (1)        (3)       (1)         (4)        (3)
     Terminations and withdrawals                   (1)       (2)       (13)        (4)       (24)       (1)        (15)       (18)
     Transfers between subaccounts, net           (114)       58         (2)        (9)        25        (9)       (126)        49
                                              --------   -------   --------   --------   --------  --------  ----------  ---------
   Net increase (decrease) in net assets
     from contractholder transactions               82       140         84         61         90        51         381        231
                                              --------   -------   --------   --------   --------  --------  ----------  ---------
Net increase (decrease) in net assets              136       206         92         88        115        97         494        468
Net assets at beginning of period                  258        52        181         93        241       144         820        352
                                              --------   -------   --------   --------   --------  --------  ----------  ---------
Net assets at end of period                   $    394   $   258   $    273   $    181   $    356  $    241  $    1,314  $     820
                                              ========   =======   ========   ========   ========  ========  ==========  =========
                                                  STRONG GROWTH            STRONG
                                                   AND INCOME            GROWTH 20
                                                   SUBACCOUNT            SUBACCOUNT
                                                 2004      2003       2004       2003
                                              ---------  --------  ---------  ---------
Increase (decrease) in net assets:
   From operations:
     Net investment income (loss)             $       -  $     (1) $      (2) $      (2)
     Capital gains distributions                      -         -          -          -
     Realized gain (loss) on sales of fund
        shares                                        3         1          1         (5)
     Change in unrealized appreciation/
       depreciation on investments during
        the period                                    6        17         26         49
                                              ---------  --------  ---------  ---------
   Net increase (decrease) in net assets
     from operations                                  9        17         25         42

   From contractholder transactions:
     Variable annuity deposits                       39        46         45         49
     Contractholder maintenance charges              (1)       (1)         -         (1)
     Terminations and withdrawals                    (9)       (2)        (2)         -
     Transfers between subaccounts, net             (10)      (10)       (29)       (35)
                                              ---------  --------  ---------  ---------
   Net increase (decrease) in net assets
     from contractholder transactions                19        33         14         13
                                              ---------  --------  ---------  ---------
Net increase (decrease) in net assets                28        50         39         55
Net assets at beginning of period                   101        51        190        135
                                              ---------  --------  ---------  ---------
Net assets at end of period                   $     129  $    101  $     229  $     190
                                              =========  ========  =========  =========

                         Variable Annuity Account XIV -
                          Valuebuilder Variable Annuity

                 Statements of Changes in Net Assets (continued)
                                 (In Thousands)

                     Years Ended December 31, 2004 and 2003

                                               STRONG ADVISOR         STRONG           VAN KAMPEN          VAN KAMPEN
                                               SMALL CAP VALUE      OPPORTUNITY    EQUITY AND INCOME        COMSTOCK
                                                 SUBACCOUNT         SUBACCOUNT         SUBACCOUNT          SUBACCOUNT
                                             2004       2003       2004     2003     2004     2003      2004      2003
                                           ----------  -------   -------   ------  --------  -------  --------  -------
Increase (decrease) in net assets:
   From operations:
     Net investment income (loss)          $      (25) $   (14)  $    (3)  $   (2) $     22  $    11  $     15  $     6
     Capital gains distributions                  356       46         -        -         3        -         -        -
     Realized gain (loss) on sales of fund
       shares                                      69       26        12       (1)       19       (6)       14      (16)
     Change in unrealized appreciation/
       depreciation on investments during
        the period                                108      508        38       61       148      177       698      502
                                           ----------  -------   -------   ------  --------  -------  --------  -------
   Net increase (decrease) in net assets
        from operations                           508      566        47       58       192      182       727      492

   From contractholder transactions:
     Variable annuity deposits                  1,054      634       124       85       916      502     2,912    1,054
     Contractholder maintenance charges            (8)      (4)       (1)      (1)       (6)      (3)      (17)      (6)
     Terminations and withdrawals                 (47)     (35)       (7)      (4)      (82)     (16)      (79)     (24)
     Transfers between subaccounts, net           136       84       (44)     (45)      135     (325)      203     (231)
                                           ----------  -------   -------   ------  --------  -------  --------  -------
   Net increase (decrease) in net
     assets from contractholder
     transactions                               1,135      679        72       35       963      158     3,019      793
                                           ----------  -------   -------   ------  --------  -------  --------  -------
Net increase (decrease) in net assets           1,643    1,245       119       93     1,155      340     3,746    1,285
Net assets at beginning of period               1,966      721       239      146     1,127      787     2,656    1,371
                                           ----------  -------   -------   ------  --------  -------  --------  -------
Net assets at end of period                $    3,609  $ 1,966   $   358   $  239  $  2,282  $ 1,127  $  6,402  $ 2,656
                                           ==========  =======   =======   ======  ========  =======  ========  =======
                                               VAN KAMPEN
                                           AGGRESSIVE GROWTH
                                              SUBACCOUNT
                                             2004     2003
                                           -------   -------
Increase (decrease) in net assets:
   From operations:
     Net investment income (loss)          $    (2)  $    (1)
     Capital gains distributions                 -         -
     Realized gain (loss) on sales of fund
       shares                                    3        (1)
     Change in unrealized appreciation/
       depreciation on investments during
        the period                              24        36
                                           -------   -------
   Net increase (decrease) in net assets
        from operations                         25        34

   From contractholder transactions:
     Variable annuity deposits                  70        39
     Contractholder maintenance charges         (1)        -
     Terminations and withdrawals               (8)        -
     Transfers between subaccounts, net          9       (14)
                                           -------   -------
   Net increase (decrease) in net
     assets from contractholder
     transactions                               70        25
                                           -------   -------
Net increase (decrease) in net assets           95        59
Net assets at beginning of period              141        82
                                           -------   -------
Net assets at end of period                 $  236   $   141
                                           =======   =======

                         Variable Annuity Account XIV -
                          Valuebuilder Variable Annuity

                         Notes to Financial Statements

                               December 31, 2004

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION

Variable Annuity Account XIV - Valuebuilder Variable Annuity of Security Benefit Life Insurance Company (VVASBL) is a deferred variable annuity contract offered by Security Benefit Life Insurance Company (SBL). Purchase payments for VASBL are allocated to one or more of the subaccounts that comprise Variable Annuity Account XIV (the Account), a separate account of SBL. The Account is registered as a unit investment trust under the Investment Company Act of 1940, as amended. Deposits received by the Account for VASBL are invested in AIM Growth Series, AIM Equity Series, American Century Investments, Inc., Ariel Mutual Funds Investments, Inc., Calamos Investment Trust, Dreyfus Appreciation Fund, Inc., Dreyfus Growth and Value Funds, Inc., Fidelity Advisor Series I, INVESCO Stock Funds, Inc., INVESCO Sector Funds, Inc., Pacific Investment Management Company, Inc., Security Income Fund, Security Equity Fund, Security Large Cap Value Fund, Security Mid Cap Growth Fund, Strong Conservative Equity Funds, Inc., Strong Equity Funds, Inc., Van Kampen Equity and Income Fund, Van Kampen Comstock Fund, and Van Kampen Aggressive Growth Fund. As directed by the owners, amounts may be invested in a designated mutual fund as follows:

       SUBACCOUNT                            MUTUAL FUND
                                      AIM Growth Series:
AIM Basic Value                         AIM Basic Value Fund (Class A)
AIM Mid Cap Core Equity                 AIM Mid Cap Core Equity Fund (Class A)
AIM Small Cap Growth                    AIM Small Cap Growth Fund (Class A)
                                      AIM Equity Series:
AIM Blue Chip                           AIM Blue Chip Fund (Class A)
                                      American Century Investments, Inc.:
American Century Heritage               American Century Heritage Fund (Advisor
                                        Class)
American Century Select               American Century Select Fund (Advisor
                                        Class)
American Century Equity Income        American Century Equity Income Fund
                                        (Advisor Class)
American Century International Growth American Century International Growth Fund
                                        (Advisor Class)
                                      Ariel Mutual Funds Investments, Inc.:
Ariel Fund                              Ariel Fund
Ariel Premier Bond Fund                 Ariel Premier Bond Fund
                                      Calamos Investment Trust:
Calamos Growth                          Calamos Growth Fund (Class A)
Calamos Growth and Income               Calamos Growth and Income Fund (Class A)

                         Variable Annuity Account XIV -
                          Valuebuilder Variable Annuity

                    Notes to Financial Statements (continued)

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

               SUBACCOUNT                      MUTUAL FUND

                                      Dreyfus Appreciation Fund, Inc.:
   Dreyfus Appreciation                Dreyfus Appreciation Fund (Class A)
                                      Dreyfus Growth and Value Funds, Inc.:
   Dreyfus Premier Strategic Value     Dreyfus Premier Strategic Value Fund
                                       (Class A)
   Dreyfus Midcap Value                Dreyfus Midcap Value Fund (Class A)
   Dreyfus General Money Market        Dreyfus General Money Market Fund
                                       (Class A)
                                      Fidelity Advisor Series I:
   Fidelity Advisor Value Strategies   Fidelity Advisor Value Strategies Fund
                                       (Class T)
   Fidelity Advisor Dividend Growth    Fidelity Advisor Dividend Growth Fund
                                       (Class T)
   Fidelity Advisor Mid Cap           Fidelity Advisor Mid Cap Fund (Class T)
   Fidelity Advisor International      Fidelity Advisor International
    Capital Appreciation               Capital Appreciation Fund
                                       (Class T)

                                      INVESCO Stock Funds, Inc.:
   INVESCO Dynamics                    INVESCO Dynamics Fund (Class K)
                                      INVESCO Sector Funds, Inc.:
   INVESCO Technology                  INVESCO Technology Fund (Class K)
                                      Pacific Investment Management Company,
                                      Inc.:
   PIMCO High Yield                    PIMCO High Yield Fund (Class A)
                                      Security Income Fund:
   Security Capital Preservation       Security Capital Preservation Fund
                                       (Class A)
   Security Diversified Income         Security Diversified Income Fund
                                       (Class A)
   Security Income Opportunity         Security Income Opportunity Fund
                                       (Class A)
                                      Security Equity Fund:
   Security Global                     Security Global Series (Class A)
   Security Equity                     Security Equity Series (Class A)
   Security Large Cap Growth           Security Large Cap Growth Series
                                       (Class A)
   Security Mid Cap Value              Security Mid Cap Value Series (Class A)
   Security Small Cap Growth           Security Small Cap Growth Series
                                       (Class A)
   Security Social Awareness           Security Social Awareness Series
                                       (Class A)
   Security Large Cap Value           Security Large Cap Value Fund (Class A)
   Security Mid Cap Growth            Security Mid Cap Growth Fund (Class A)
                                      Strong Conservative Equity Funds, Inc.:
   Strong Growth and Income            Strong Growth and Income Fund
                                       (Advisor Class)
                                      Strong Equity Funds, Inc.:
   Strong Growth 20                    Strong Growth 20 Fund (Advisor Class)

                         Variable Annuity Account XIV -
                          Valuebuilder Variable Annuity

                    Notes to Financial Statements (continued)

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

          SUBACCOUNT                                            MUTUAL FUND
------------------------------                -----------------------------------------------------
Strong Advisor Small Cap Value                Strong Advisor Small Cap Value Fund (Advisor Class)

Strong Opportunity                            Strong Opportunity Fund (Advisor Class)

Van Kampen Equity and Income                  Van Kampen Equity and Income Fund (Class A)

Van Kampen Comstock                           Van Kampen Comstock Fund (Class A)

Van Kampen Aggressive Growth                  Van Kampen Aggressive Growth Fund (Class A)

Under applicable insurance law, the assets and liabilities of the Account are clearly identified and distinguished from SBL's other assets and liabilities. The portion of the Account's assets applicable to the variable annuity contracts is not chargeable with liabilities arising out of any other business SBL may conduct.

AIM Advisors Inc. serves as investment advisor of AIM Basic Value Fund, AIM Mid Cap Core Equity Fund, AIM Small Cap Growth Fund, AIM Blue Chip Fund, AIM Dynamics Fund, and AIM Technology Fund. American Century Investment Management, Inc. serves as investment advisor of American Century Heritage Fund, American Century Select Fund, American Century Equity Income Fund and American Century International Growth Fund. Ariel Investments, Inc. serves as investment advisor of Ariel Fund and Ariel Premier Bond Fund. Calamos Asset Management, Inc. serves as investment advisor of Calamos Growth Fund and Calamos Growth and Income Fund. The Dreyfus Corporation serves as investment advisor of Dreyfus Appreciation Fund, Inc., Dreyfus Premier Strategic Value Fund, Dreyfus Mid Cap Value Fund, and Dreyfus General Money Market Fund. Fidelity Management & Research Company serves as investment advisor of Fidelity Advisor Value Strategies Fund, Fidelity Advisor Dividend Growth Fund, Fidelity Advisor Mid Cap Fund, and Fidelity Advisor International Capital Appreciation Fund. Pacific Investment Management Company, Inc. serves as investment advisor of PIMCO High Yield Fund. Deutsche Asset Management, Inc. serves as investment advisor of Security Capital Preservation Fund. Security Management Company, LLC (SMC) serves as investment advisor of Security Diversified Income Fund, Security Global Series, Security Equity Series, Security Large Cap Growth Series, Security Mid Cap Value Series, Security Small Cap Growth Series, Security Social

                         Variable Annuity Account XIV -
                          Valuebuilder Variable Annuity

                    Notes to Financial Statements (continued)

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Awareness Series, Security Large Cap Value Fund, and Security Mid Cap Growth Fund. SMC has engaged OppenheimerFunds, Inc. to provide subadvisory services to Security Global Series, RS Investments to provide subadvisory services to Security Small Cap Growth Series, and The Dreyfus Corporation to provide subadvisory services to Security Large Cap Value Fund. Strong Capital Management, Inc. serves as investment advisor of Strong Growth and Income Fund, Strong Growth 20 Fund, Strong Advisor Small Cap Value Fund, and Strong Opportunity Fund. Van Kampen Asset Management, Inc. serves as investment advisor of Van Kampen Equity and Income Fund, Van Kampen Comstock Fund, and Van Kampen Aggressive Growth Fund.

INVESTMENT VALUATION

Investments in mutual fund shares are carried in the statement of net assets at market value (net asset value of the underlying mutual fund). Investment transactions are accounted for on the trade date. Realized gains and losses on sales of investments are determined based on the average cost of investments sold.

The cost of investments purchased and proceeds from investments sold for the period ended December 31, 2004, were as follows:

                                                  COST OF           PROCEEDS
      SUBACCOUNT                                 PURCHASES         FROM SALES
-------------------------------------            ---------         ----------
                                                       (In Thousands)
AIM Basic Value                                   $  889            $  312
AIM Mid Cap Core Equity                              266                46
AIM Small Cap Growth                                 769                45
AIM Blue Chip                                        289                37
American Century Heritage                             80                 2
American Century Select                              898                30
American Century Equity Income                     1,326               212
American Century International Growth                317                34
Ariel Fund                                         2,223                92
Ariel Premier Bond                                   637               174
Calamos Growth                                     4,743               666
Calamos Growth and Income                          4,285               586
Dreyfus Appreciation                               1,097                63

                         Variable Annuity Account XIV -
                          Valuebuilder Variable Annuity

                    Notes to Financial Statements (continued)

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

                                                                        COST OF           PROCEEDS
                SUBACCOUNT                                             PURCHASES         FROM SALES
---------------------------------------------------                    ---------         ----------
                                                                              (In Thousands)
Dreyfus Premier Strategic Value                                         $  688            $  202
Dreyfus Midcap Value                                                       436                87
Dreyfus General Money Market                                             1,255               895
Fidelity Advisor Value Strategies                                          763               186
Fidelity Advisor Dividend Growth                                         1,092               174
Fidelity Advisor Mid Cap                                                   188                28
Fidelity Advisor International Capital Appreciation                      1,220               670
INVESCO Dynamics                                                            19                12
INVESCO Technology                                                         145               151
PIMCO High Yield                                                         1,892               969
Security Capital Preservation                                            2,852             1,458
Security Diversified Income                                                832               428
Security Income Opportunity*                                               184                 2
Security Global                                                            868               184
Security Equity                                                             51                19
Security Large Cap Growth                                                  120                 6
Security Mid Cap Value                                                   6,356               742
Security Small Cap Growth                                                  228               150
Security Social Awareness                                                  113                32
Security Large Cap Value                                                   158                71
Security Mid Cap Growth                                                    811               367
Strong Growth and Income                                                    46                27
Strong Growth 20                                                            47                35
Strong Advisor Small Cap Value                                           1,748               282
Strong Opportunity                                                         133                64
Van Kampen Equity and Income                                             1,199               212
Van Kampen Comstock                                                      3,138               104
Van Kampen Aggressive Growth                                                87                19

*For the period from April 1, 2004 (inception date) to December 31, 2004.

                         Variable Annuity Account XIV -
                          Valuebuilder Variable Annuity

                    Notes to Financial Statements (continued)

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

ANNUITY RESERVES

As of December 31, 2004, annuity reserves have not been established because there are no contracts that have matured and are in the payout stage. Such reserves would be computed on the basis of published mortality tables using assumed interest rates that will provide reserves as prescribed by law. In cases where the payout option selected is life contingent, SBL periodically recalculates the required annuity reserves, and any resulting adjustment is either charged or credited to SBL and not to the Account.

REINVESTMENT OF DIVIDENDS

Dividend and capital gains distributions paid by the mutual fund to the Account are reinvested in additional shares of each respective Fund. Dividend income and capital gains distributions are recorded as income on the ex-dividend date.

FEDERAL INCOME TAXES

The operations of the Account are included in the federal income tax return of SBL, which is taxed as a life insurance company under the provisions of the Internal Revenue Code (IRC). Under the current provisions of the IRC, SBL does not expect to incur federal income taxes on the earnings of the Account to the extent the earnings are credited under contracts. Based on this, no charge is being made currently to the Account for federal income taxes. SBL will review periodically the status of this policy in the event of changes in the tax law. A charge may be made in future years for any federal income taxes that would be attributable to the contracts.

USE OF ESTIMATES

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                         Variable Annuity Account XIV -
                          Valuebuilder Variable Annuity

                    Notes to Financial Statements (continued)

2. VARIABLE ANNUITY CONTRACT CHARGES

SBL deducts a daily administrative charge equal to an annual rate of 0.15% of the average daily net asset value. Additionally SBL deducts an account administration charge of $30 annually, except for certain contracts based on a minimum account value and the period of time the contract has been in force. The mortality and expense risks assumed by SBL are compensated for by a fee equivalent to an annual rate of 0.75% to 0.95% of the average daily net asset value. Additionally, SBL deducts an amount for each rider, equal to a percentage of the contract value, not to exceed a total charge of 1% of the contract value.

When applicable, an amount for premium taxes is deducted as provided by pertinent state law either from purchase payments or from the amount applied to effect an annuity at the time annuity payments commence.

3. SUMMARY OF UNIT TRANSACTIONS

The changes in units outstanding for the period ended December 31, 2004 and 2003 were as follows:

                                                      2004                                2003
                                          -------------------------------     ---------------------------------
                                                                    NET                                  NET
                                           UNITS      UNITS      INCREASE     UNITS      UNITS        INCREASE
          SUBACCOUNT                      ISSUED     REDEEMED   (DECREASE)    ISSUED    REDEEMED     (DECREASE)
-------------------------------------     ------     --------    ---------    ------    --------     ----------
                                                                      (In Thousands)
AIM Basic Value                             145         (67)           78       142         (37)            105
AIM Mid Cap Core Equity                      29          (9)           20        16          (4)             12
AIM Small Cap Growth                        117         (23)           94        77         (22)             55
AIM Blue Chip                                47          (9)           38        28         (15)             13
American Century Heritage                    11           -            11         4          (1)              3
American Century Select                     141         (18)          123        94          (5)             89
American Century Equity Income              125         (36)           89        62         (11)             51
American Century International
   Growth                                    47          (9)           38        23          (7)             16
Ariel Fund                                  215         (28)          187        77         (12)             65
Ariel Premier Bond                           67         (23)           44        58         (21)             37
Calamos Growth                              566        (152)          414       399         (84)            315
Calamos Growth and Income                   456        (113)          343       210         (40)            170
Dreyfus Appreciation                        150         (21)          129        84         (30)             54

                         Variable Annuity Account XIV -
                          Valuebuilder Variable Annuity

                    Notes to Financial Statements (continued)

3. SUMMARY OF UNIT TRANSACTIONS (CONTINUED)

                                                      2004                                2003
                                          -------------------------------     ---------------------------------
                                                                    NET                                  NET
                                          UNITS       UNITS       INCREASE    UNITS        UNITS       INCREASE
                SUBACCOUNT                ISSUED     REDEEMED    (DECREASE)   ISSUED     REDEEMED     (DECREASE)
-------------------------------------     ------     --------    ---------    ------     --------     ----------
                                                                      (In Thousands)
Dreyfus Premier Strategic Value              75         (24)           51        30         (20)             10
Dreyfus Midcap Value                         58         (17)           41        44         (18)             26
Dreyfus General Money Market                189        (147)           42        71         (66)              5
Fidelity Advisor Value Strategies            92         (35)           57        54         (35)             19
Fidelity Advisor Dividend Growth            159         (43)          116        73         (11)             62
Fidelity Advisor Mid Cap                     22          (6)           16        16          (2)             14
Fidelity Advisor International
   Capital Appreciation                     146         (84)           62       106          (8)             98
INVESCO Dynamics                              4          (2)            2         2           -               2
INVESCO Technology                           33         (33)            -        49         (26)             23
PIMCO High Yield                            173         (95)           78       135         (94)             41
Security Capital Preservation               355        (239)          116       431        (211)            220
Security Diversified Income                  97         (60)           37       159        (124)             35
Security Income Opportunity*                 19          (1)           18         -           -               -
Security Global                             119         (38)           81        82         (31)             51
Security Equity                               6          (3)            3        11          (5)              6
Security Large Cap Growth                    18          (1)           17         7          (1)              6
Security Mid Cap Value                      544        (137)          407       313         (54)            259
Security Small Cap Growth                    30         (20)           10        33         (13)             20
Security Social Awareness                    16          (5)           11        11          (2)              9
Security Large Cap Value                     21          (9)           12        10          (2)              8
Security Mid Cap Growth                      91         (46)           45        63         (32)             31
Strong Growth and Income                      7          (4)            3         7          (2)              5
Strong Growth 20                             10          (6)            4        21         (17)              4
Strong Advisor Small Cap Value              132         (38)           94       110         (35)             75
Strong Opportunity                           18          (9)            9        14          (9)              5
Van Kampen Equity and Income                142         (42)          100        73         (53)             20
Van Kampen Comstock                         409         (66)          343       163         (57)            106
Van Kampen Aggressive Growth                 14          (3)           11         8          (4)              4

  *For the period from April 1, 2004 (inception date) to December 31,2004.

                         Variable Annuity Account XIV -
                          Valuebuilder Variable Annuity

                    Notes to Financial Statements (continued)

4. UNIT VALUES

The Account has a number of products, which have unique combinations of features and fees that are charged against the contract owner's account balance. Differences in the fee structures result in a variety of unit values, expense ratios, and total returns. The information presented below identifies the range of lowest to highest expense ratios and the corresponding total return. Only product designs within each product that had units outstanding during the respective periods were considered when determining the lowest and highest total return. The summary may not reflect the minimum and maximum contract charges offered by the Account as contract owners may not have selected all available and applicable contract options as discussed in Note 2. A summary of units outstanding, unit values, net assets, expense ratios, investment income ratios, and total return ratios for each of the five years in the period ended December 31, 2004, follows:

          SUBACCOUNT                              2004            2003               2002                2001
--------------------------------          ----------------    -------------       ------------          --------
AIM BASIC VALUE
Units                                              354,120           275,973            171,063            32,599
Unit value                                 $ 9.42 - $13.41    $8.83 - $12.60       $       6.87          $   9.29
Net assets (000s)                          $         3,338    $      2,438.9       $    1,175.4          $  303.2
Ratio of expenses to net assets*              0.90% - 1.10%     0.90% - 1.10%              0.90%             0.90%
Investment income ratio**                                -%                -%                 -%              .01%
Total return***                               6.68% - 6.43%     28.53%-28.31%           (26.05)%           (8.20)%

AIM MID CAP CORE EQUITY
Units                                               59,158            39,635             27,915             5,147
Unit value                                 $10.80 - $13.13    $9.87 - $12.02       $       8.07          $   9.44
Net assets (000s)                          $           640    $        391.5       $      225.6          $   48.6
Ratio of expenses to net assets*              0.90% - 1.10%     0.90% - 1.10%              0.90%             0.90%
Investment income ratio**                                -%                -%                 -%             0.13%
Total return***                               9.42% - 9.23%     22.30%-21.91%           (14.51)%           (6.16)%

AIM SMALL CAP GROWTH
Units                                              212,923           119,249             63,534             9,248
Unit value                                 $ 8.79 - $13.24    $8.55 - $12.91       $       6.39          $   9.23
Net assets (000s)                          $         1,873    $      1,019.8       $      406.1          $   85.4
Ratio of expenses to net assets*              0.90% - 1.10%     0.90% - 1.10%              0.90%             0.90%
Investment income ratio**                                -%                -%                 -%                -%
Total return***                               2.81% - 2.56%     33.80%-33.51%           (30.77)%           (6.39)%

                         Variable Annuity Account XIV -
                          Valuebuilder Variable Annuity

                    Notes to Financial Statements (continued)

4. UNIT VALUES (CONTINUED)

      SUBACCOUNT                              2004              2003                   2002                 2001
--------------------------------         ----------------   ---------------         ----------           -----------
AIM BLUE CHIP
Units                                              84,524             46,076             33,460             9,003
Unit value                               $  7.18 - $11.38    $ 7.16 - $11.37        $      5.94          $   8.40
Net assets (000s)                        $            607    $         329.9        $     198.7          $   75.7
Ratio of expenses to net assets*             0.90% - 1.10%      0.90% - 1.10%              0.90%             0.90%
Investment income ratio**                               -%                 -%                 -%                -%
Total return***                              0.28% - 0.09%      20.54%-20.19%           (29.29)%          (11.58)%

AMERICAN CENTURY HERITAGE
Units                                              14,586              4,284                946               652
Unit value                               $  8.12 - $11.65    $ 7.90 - $11.36        $      6.78          $   8.40
Net assets (000s)                        $            119    $          33.9        $       6.4          $    5.5
Ratio of expenses to net assets*             0.90% - 1.10%      0.90% - 1.10%              0.90%             0.90%
Investment income ratio**                               -%                 -%                 -%                -%
Total return***                              2.78% - 2.55%      16.52%-16.39%           (19.29)%          (16.75)%

AMERICAN CENTURY SELECT
Units                                             248,707            126,043             36,916             1,562
Unit value                               $  7.85 - $11.79    $ 7.62 - $11.47        $      6.37          $   8.60
Net assets (000s)                        $          1,953    $         960.7        $     235.0          $   13.4
Ratio of expenses to net assets*             0.90% - 1.10%              0.90%              0.90%             0.90%
Investment income ratio**                               -%                 -%              0.01%                -%
Total return***                              3.02% - 2.79%             19.62%           (25.93)%          (10.32)%

AMERICAN CENTURY EQUITY INCOME
Units                                             187,667             98,637             47,779             6,302
Unit value                               $ 12.21 - $12.83    $11.31 - $11.91        $      9.49          $  10.41
Net assets (000s)                        $          2,292    $       1,115.9        $     453.2          $   65.6
Ratio of expenses to net assets*             0.90% - 1.10%      0.90% - 1.10%              0.90%             0.90%
Investment income ratio**                            2.02%              2.56%              2.48%             0.91%
Total return***                              7.96% - 7.72%      19.18%-18.98%            (8.84)%             2.97%

AMERICAN CENTURY INTERNATIONAL
   GROWTH
Units                                              83,143             45,503             29,825             2,116
Unit value                               $  8.38 - $12.79    $ 7.57 - $11.59        $      6.29          $   8.12
Net assets (000s)                        $            697    $         344.6        $     187.6          $   17.2
Ratio of expenses to net assets*             0.90% - 1.10%      0.90% - 1.10%              0.90%             0.90%
Investment income ratio**                            0.85%              0.61%              1.11%             0.29%
Total return***                              10.70%-10.35%      20.35%-20.10%           (22.54)%         (-11.83)%

                         Variable Annuity Account XIV -
                          Valuebuilder Variable Annuity

                    Notes to Financial Statements (continued)

4. UNIT VALUES (CONTINUED)

           SUBACCOUNT                           2004              2003                2002                 2001
--------------------------------          ---------------   ---------------       ------------           --------
ARIEL FUND
Units                                             265,046            78,211             12,721                  -
Unit value                               $ 12.09 - $14.40   $10.31 - $12.30       $       8.37                  -
Net assets (000s)                        $          3,212   $         809.4       $      106.5                  -
Ratio of expenses to net assets*             0.90% - 1.10%     0.90% - 1.10%              0.90%                 -%
Investment income ratio**                            0.07%                -%              2.89%                 -%
Total return***                              17.26%-17.07%     23.18%-22.88%            (16.30)%                -%

ARIEL PREMIER BOND FUND
Units                                              86,211            42,688              5,873                  -
Unit value                               $ 10.42 - $10.05   $10.41 - $10.06       $      10.43                  -
Net assets (000s)                        $            899   $         443.8       $       61.2                  -
Ratio of expenses to net assets*             0.90% - 1.10%     0.90% - 1.10%              0.90%                 -%
Investment income ratio**                            2.32%             2.46%              4.34%                 -%
Total return***                               0.10%-(0.10%)   (0.19)%-(0.30)%             4.30%                 -%

CALAMOS GROWTH
Units                                             947,288           532,926            218,387             35,400
Unit value                               $ 11.54 - $14.75   $10.11 - $12.95       $       7.39           $   9.13
Net assets (000s)                        $         10,944   $       5,394.8       $    1,614.4           $  323.5
Ratio of expenses to net assets*             0.90% - 1.10%     0.90% - 1.10%              0.90%              0.90%
Investment income ratio**                               -%                -%                 -%                 -%
Total return***                              14.14%-13.90%     36.81%-36.60%            (19.06)%            (5.88)%

CALAMOS GROWTH AND INCOME
Units                                             639,433           295,986            125,714             19,412
Unit value                               $ 11.60 - $12.93   $11.00 - $12.28       $       8.96           $   9.72
Net assets (000s)                        $          7,423   $       3,259.3       $    1,128.3           $  188.9
Ratio of expenses to net assets*             0.90% - 1.10%     0.90% - 1.10%              0.90%              0.90%
Investment income ratio**                            1.75%             1.96%              2.23%              2.50%
Total return***                              5.45% - 5.29%     22.77%-22.43%            (7.82)%            (1.72)%

DREYFUS APPRECIATION
Units                                             262,586           133,554             79,711             16,424
Unit value                               $  8.47 - $11.26   $ 8.34 - $11.11       $       7.20           $   9.04
Net assets (000s)                        $          2,226   $       1,114.6       $      574.5           $  148.6
Ratio of expenses to net assets*             0.90% - 1.10%     0.90% - 1.10%              0.90%              0.90%
Investment income ratio**                            1.74%             1.39%              1.46%              1.38%
Total return***                              1.56% - 1.35%     15.83%-15.49%           (20.35)%            (6.22)%

                         Variable Annuity Account XIV -
                          Valuebuilder Variable Annuity

                    Notes to Financial Statements (continued)

4. UNIT VALUES (CONTINUED)

           SUBACCOUNT                        2004                 2003                  2002               2001
---------------------------------     --------------------   ---------------         ----------          --------
DREYFUS PREMIER STRATEGIC VALUE
Units                                               87,798            37,205             26,572             1,387
Unit value                            $     10.76 - $15.02   $ 9.52 - $13.31         $     6.89          $   9.80
Net assets (000s)                     $                948   $         354.1         $    183.2          $   13.6
Ratio of expenses to net assets*              0.90% - 1.10%     0.90% - 1.10%              0.90%             0.90%
Investment income ratio**                                -%                -%                 -%             0.54%
Total return***                               13.03%-12.85%     38.17%-37.78%            (29.69)%           (1.31)%

DREYFUS MIDCAP VALUE
Units                                              156,953            115,264            88,629            10,151
Unit value                            $     10.36 - $16.96   $  9.17 - $15.04        $     6.05          $   9.44
Net assets (000s)                     $              1,631   $        1,056.6        $    536.1          $   95.9
Ratio of expenses to net assets*              0.90% - 1.10%      0.90% - 1.10%             0.90%             0.90%
Investment income ratio**                                -%                 -%                -%             0.12%
Total return***                               12.98%-12.77%      51.57%-51.16%           (35.91)%           (1.67)%

DREYFUS GENERAL MONEY MARKET
Units                                               79,034             37,676            32,662             7,130
Unit value                            $               8.99   $           9.31        $     9.66          $   9.93
Net assets (000s)                     $                711   $          351.4        $    316.0          $   70.9
Ratio of expenses to net assets*                      0.90%              0.90%             0.90%             0.90%
Investment income ratio**                             0.59%              0.28%             0.87%             0.90%
Total return***                                      (3.44%)           (3.62)%            (2.72)%           (0.70)%

FIDELITY ADVISOR VALUE STRATEGIES
Units                                              135,180             78,490            58,759            13,282
Unit value                            $     11.74 - $16.19   $ 10.68 - $14.76        $     6.94          $   9.79
Net assets (000s)                     $              1,601   $          841.1        $    408.1          $  130.1
Ratio of expenses to net assets*              0.90% - 1.10%      0.90% - 1.10%             0.90%             0.90%
Investment income ratio**                                -%                 -%                -%                -%
Total return***                               9.93% - 9.69%      53.89%-53.59%           (29.11)%           (8.76)%

FIDELITY ADVISOR DIVIDEND GROWTH
Units                                              227,521            111,746            50,115             4,709
Unit value                            $               8.52   $           8.42        $     7.16          $   9.40
Net assets (000s)                     $              1,938   $          941.1        $    358.7          $   44.3
Ratio of expenses to net assets*                      0.90%              0.90%             0.90%             0.90%
Investment income ratio**                             1.13%              0.50%             0.77%             0.17%
Total return***                                       1.19%             17.60%           (23.83)%           (5.05)%

                         Variable Annuity Account XIV -
                          Valuebuilder Variable Annuity

                    Notes to Financial Statements (continued)

4. UNIT VALUES (CONTINUED)

         SUBACCOUNT                             2004               2003                 2002                2001
---------------------------------         ----------------    ---------------        ----------          ---------
FIDELITY ADVISOR MID CAP
Units                                               48,452             32,256            18,240              7,408
Unit value                                $ 11.00 - $15.34    $ 9.87 - $13.79        $     7.14          $    9.14
Net assets (000s)                         $            534    $         318.8        $    130.4          $    67.7
Ratio of expenses to net assets*              0.90% - 1.10%      0.90% - 1.10%             0.90%              0.90%
Investment income ratio**                                -%                 -%                -%                 -%
Total return***                               11.45%-11.24%      38.24%-38.04%           (21.88)%            (8.69)%

FIDELITY ADVISOR INTERNATIONAL
   CAPITAL APPRECIATION
Units                                              170,867            108,986            11,026                637
Unit value                                $ 11.00 - $13.98    $10.38 - $13.22        $     7.66          $    9.12
Net assets (000s)                         $          1,881    $       1,132.4        $     84.5          $     5.8
Ratio of expenses to net assets*              0.90% - 1.10%      0.90% - 1.10%             0.90%              0.90%
Investment income ratio**                                -%                 -%                -%                 -%
Total return***                               5.97% - 5.75%      35.51%-35.31%           (16.01)%            (1.72)%

INVESCO DYNAMICS
Units                                                6,681              5,288             3,373                166
Unit value                                $           7.18    $          6.69        $     5.04          $    7.84
Net assets (000s)                         $             48    $          35.4        $     17.0          $     1.3
Ratio of expenses to net assets*                      0.90%              0.90%             0.90%              0.90%
Investment income ratio**                                -%                 -%                -%                 -%
Total return***                                       7.32%             32.74%           (35.71)%           (16.06)%

INVESCO TECHNOLOGY
Units                                               43,514             43,534            21,478              5,353
Unit value                                $  4.85 - $12.51    $ 4.89 - $12.63        $     3.56          $    7.02
Net assets (000s)                         $            212    $         213.0        $     76.6          $    37.6
Ratio of expenses to net assets*              0.90% - 1.10%      0.90% - 1.10%             0.90%              0.90%
Investment income ratio**                                -%                 -%                -%                 -%
Total return***                              (0.82%)-(0.95%)     37.36%-36.84%           (49.29)%           (19.86)%

PIMCO HIGH YIELD FUND
Units                                              123,847             45,672             4,806                  -
Unit value                                $ 11.84 - $12.84    $11.30 - $12.27        $     9.53                  -
Net assets (000s)                         $          1,477    $         516.8        $     45.8                  -
Ratio of expenses to net assets*              0.90% - 1.10%      0.90% - 1.10%             0.90%                 -%
Investment income ratio**                             7.05%              9.36%             3.11%                 -%
Total return***                               4.78% - 4.65%      18.57%-18.32%            (4.70)%                -%

                         Variable Annuity Account XIV -
                          Valuebuilder Variable Annuity

                    Notes to Financial Statements (continued)

4. UNIT VALUES (CONTINUED)

          SUBACCOUNT                              2004                2003               2002                2001
--------------------------------             ----------------  -----------------    ---------------       -----------
SECURITY CAPITAL PRESERVATION
Units                                                 690,123             573,700            354,057            32,546
Unit value                                   $ 10.34 - $10.10   $   10.13 - $9.92    $         10.18       $     10.13
Net assets (000s)                            $          7,145   $         5,807.2    $       3,598.8       $     329.2
Ratio of expenses to net assets*                 0.90% - 1.10%       0.90% - 1.10%              0.90%             0.90%
Investment income ratio**                                5.74%               3.58%              4.28%             2.10%
Total return***                                  2.07% - 1.81%     (0.49)%-(0.60)%              0.49%             0.90%

SECURITY DIVERSIFIED INCOME
Units                                                 161,588             124,661             90,122            15,149
Unit value                                   $  10.52 - $9.91   $   10.58 - $9.99    $         10.71       $     10.21
Net assets (000s)                            $          1,697   $         1,315.2    $         962.7       $     154.2
Ratio of expenses to net assets*                 0.90% - 1.10%       0.90% - 1.10%              0.90%             0.90%
Investment income ratio**                                4.67%               4.69%              5.60%             2.42%
Total return***                                (0.57%)-(0.80%)     (1.21)%-(1.38)%              4.90%             1.79%

SECURITY INCOME OPPORTUNITY****
Units                                                  18,049                   -                  -                 -
Unit value                                   $ 10.05 - $10.03   $               -    $             -       $         -
Net assets (000s)                            $            182   $               -    $             -       $         -
Ratio of expenses to net assets*                 0.90% - 1.10%                  -%                 -%                -%
Investment income ratio**                                1.79%                  -%                 -%                -%
Total return***                                  0.50% - 0.30%                  -%                 -%                -%

SECURITY GLOBAL
Units                                                 230,964             149,826             99,389            24,741
Unit value                                   $ 10.13 - $14.83   $   8.93 - $13.10    $          6.56       $      8.99
Net assets (000s)                            $          2,342   $         1,338.2    $         651.8       $     222.5
Ratio of expenses to net assets*                 0.90% - 1.10%       0.90% - 1.10%              0.90%             0.90%
Investment income ratio**                                   -%                  -%                 -%                -%
Total return***                                  13.44%-13.21%       36.13%-35.89%           (27.03)%           (7.51)%

SECURITY EQUITY

Units                                                  28,942              25,765             20,193             2,621
Unit value                                    $ 7.94 - $11.34   $   7.69 - $11.00    $          6.61       $      9.00
Net assets (000s)                             $           231   $           198.4    $         133.5       $      23.6
Ratio of expenses to net assets*                 0.90% - 1.10%       0.90% - 1.10%              0.90%             0.90%
Investment income ratio**                                   -%               0.18%                 -%                -%
Total return***                                  3.25% - 3.09%       16.34%-16.03%           (26.56)%           (8.35)%

                         Variable Annuity Account XIV -
                          Valuebuilder Variable Annuity

                    Notes to Financial Statements (continued)

4. UNIT VALUES (CONTINUED)

          SUBACCOUNT                              2004                 2003               2002               2001
---------------------------------         -------------------     -----------------    ------------       -----------
SECURITY LARGE CAP GROWTH
Units                                                  31,149                14,433           7,524             1,644
Unit value                                $     7.28 - $10.90     $    7.37- $11.06    $       6.21       $      8.86
Net assets (000s)                         $               227     $           106.4    $       46.7       $      14.6
Ratio of expenses to net assets*                 0.90% - 1.10%                 0.90%           0.90%             0.90%
Investment income ratio**                                   -%                    -%              -%                -%
Total return***                                 (1.22%)-(1.45%)               18.68%         (29.91)%           (8.57)%

SECURITY MID CAP VALUE
Units                                                 827,369               420,428         161,101            34,205
Unit value                                $    14.39 - $18.40     $  11.80 - $15.11    $       8.08       $      9.87
Net assets (000s)                         $            11,912     $         4,964.0    $    1,302.3       $     337.8
Ratio of expenses to net assets*                 0.90% - 1.10%         0.90% - 1.10%           0.90%             0.90%
Investment income ratio**                                   -%                    -%              -%                -%
Total return***                                  21.95%-21.77%         46.04%-45.71%         (18.14)%           (1.89)%

SECURITY SMALL CAP GROWTH
Units                                                  38,715                28,558           8,658             1,216
Unit value                                $    10.09 - $16.22     $   9.03 - $14.55    $       6.06       $      8.66
Net assets (000s)                         $               394     $           258.5    $       52.4       $      10.6
Ratio of expenses to net assets*                 0.90% - 1.10%         0.90% - 1.10%           0.90%             0.90%
Investment income ratio**                                   -%                    -%              -%                -%
Total return***                                  11.74%-11.48%         49.01%-48.93%         (30.02)%          (12.26)%

SECURITY SOCIAL AWARENESS
Units                                                  34,269                22,678          13,702             5,954
Unit value                                $              7.97  $               7.96    $       6.76       $      8.88
Net assets (000s)                         $               273  $              180.5    $       92.7       $      52.9
Ratio of expenses to net assets*                         0.90%                 0.90%           0.90%             0.90%
Investment income ratio**                                   -%                    -%              -%                -%
Total return***                                          0.13%                17.75%         (23.87)%           (8.26)%

SECURITY LARGE CAP VALUE
Units                                                  40,084                28,792          21,050            10,858
Unit value                                $     8.83 - $12.49  $      8.34 - $11.82    $       6.82       $      9.35
Net assets (000s)                         $               356  $              240.5    $      143.7       $     101.6
Ratio of expenses to net assets*                 0.90% - 1.10%                 0.90%           0.90%             0.90%
Investment income ratio**                                   -%                 0.26%              -%             0.74%
Total return***                                  5.88% - 5.67%                22.29%         (27.06)%           (5.27)%

                         Variable Annuity Account XIV -
                          Valuebuilder Variable Annuity

                    Notes to Financial Statements (continued)

4. UNIT VALUES (CONTINUED)

         SUBACCOUNT                               2004               2003               2002                2001
--------------------------------           -------------------  ----------------    --------------      ------------
SECURITY MID CAP GROWTH
Units                                                  131,909            87,204            56,255            13,183
Unit value                                 $     9.90 - $15.67  $  9.39 - $14.90    $         6.26      $       8.99
Net assets (000s)                          $             1,314  $          819.8    $        352.2      $      118.6
Ratio of expenses to net assets*                  0.90% - 1.10%     0.90% - 1.10%             0.90%             0.90%
Investment income ratio**                                    -%                -%                -%                -%
Total return***                                   5.43% - 5.17%     50.00%-49.75%           (30.37)%            (7.03)%

STRONG GROWTH AND INCOME
Units                                                   15,808            12,942             7,817             3,944
Unit value                                 $              8.15  $           7.79    $         6.51      $       8.64
Net assets (000s)                          $               129  $          100.8    $         50.9      $       34.1
Ratio of expenses to net assets*                          0.90%             0.90%             0.90%             0.90%
Investment income ratio**                                 0.47%             0.27%             0.33%                -%
Total return***                                           4.62%            19.66%          (24.65)%           (10.19)%

STRONG GROWTH 20
Units                                                   34,342            31,130            27,133            12,355
Unit value                                 $              6.66  $           6.10    $         4.98      $       7.46
Net assets (000s)                          $               229  $          189.7    $        134.8      $       92.1
Ratio of expenses to net assets*                          0.90%             0.90%             0.90%             0.90%
Investment income ratio**                                    -%                -%                -%                -%
Total return***                                           9.18%            22.49%           (33.24)%          (16.27)%

STRONG ADVISOR SMALL CAP VALUE
Units                                                  251,352           157,907            82,642            13,385
Unit value                                 $    14.35 - $16.71  $ 12.45 - $14.52    $         8.72      $       9.66
Net assets (000s)                          $            3, 609  $        1,965.8    $        720.5      $      129.4
Ratio of expenses to net assets*                  0.90% - 1.10%     0.90% - 1.10%             0.90%             0.90%
Investment income ratio**                                    -%                -%                -%                -%
Total return***                                   15.26%-15.08%     42.78%-42.49%           (9.73)%           (4.36)%

STRONG OPPORTUNITY
Units                                                   37,606            28,498            23,034             4,610
Unit value                                 $     9.47 - $14.45  $  8.39 - $12.82    $         6.35      $       9.06
Net assets (000s)                          $               358  $          239.0    $        146.3      $       41.8
Ratio of expenses to net assets*                  0.90% - 1.10%             0.90%             0.90%             0.90%
Investment income ratio**                                    -%                -%                -%             0.46%
Total return***                                   12.87%-12.71%            32.13%          (29.91)%            (6.69)%

                         Variable Annuity Account XIV -
                          Valuebuilder Variable Annuity

                    Notes to Financial Statements (continued)

4. UNIT VALUES (CONTINUED)

         SUBACCOUNT                                 2004              2003                2002               2001
--------------------------------             ----------------    ---------------       ------------       -----------
VAN KAMPEN EQUITY AND INCOME
Units                                                 212,776            112,796             92,610            19,794
Unit value                                   $ 10.72 - $12.54    $ 9.98 - $11.69       $       8.49       $      9.63
Net assets (000s)                            $          2,282    $       1,127.5       $      787.4       $     190.6
Ratio of expenses to net assets*                 0.90% - 1.10%      0.90% - 1.10%              0.90%             0.90%
Investment income ratio**                                2.35%              2.17%              2.89%             1.55%
Total return***                                  7.41% - 7.27%      17.55%-17.25%            (11.84)%           (3.99)%

VAN KAMPEN COMSTOCK
Units                                                 647,442            303,829            197,544            39,034
Unit value                                   $  9.88 - $14.26    $ 8.74 - $12.63       $       6.94       $      8.97
Net assets (000s)                            $          6,402    $       2,655.8       $    1,371.0       $     350.5
Ratio of expenses to net assets*                 0.90% - 1.10%      0.90% - 1.10%              0.90%             0.90%
Investment income ratio**                                1.25%              1.18%              1.44%             0.68%
Total return***                                  13.04%-12.91%      25.94%-25.67%            (22.63)%           (9.03)%

VAN KAMPEN AGGRESSIVE GROWTH
Units                                                  32,585             21,445             16,824             2,834
Unit value                                   $  7.23 - $13.67    $ 6.53 - $12.38       $       4.88       $      7.67
Net assets (000s)                            $            236    $         140.6       $       82.0       $      21.7
Ratio of expenses to net assets*                 0.90% - 1.10%      0.90% - 1.10%              0.90%             0.90%
Investment income ratio**                                   -%                 -%                 -%             0.05%
Total return***                                  10.72%-10.42%      33.81%-33.55%            (36.38)%          (16.17)%

                         Variable Annuity Account XIV -
                          Valuebuilder Variable Annuity

                    Notes to Financial Statements (continued)

4. UNIT VALUES (CONTINUED)

* These ratios represent the annualized contract expenses of the Account, consisting primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying fund are excluded.

** These amounts represent the dividends, excluding distributions of capital gains, received by the subaccount from the underlying mutual fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense charges, that result in direct reductions in the unit values. The recognition of investment income by the subaccount is affected by the timing of the declaration of dividends by the underlying fund in which the subaccounts invest.

*** These amounts represent the total return for the periods indicated, including changes in the value of the underlying fund, and reflect deductions for all items included in the expense ratio. The total return does not include any expenses assessed through the redemption of units; inclusion of these expenses in the calculation would result in a reduction in the total return presented.

**** This is activity for the period from April 1, 2004 (inception date) to December 31, 2004.

                                     PART C
                                OTHER INFORMATION

Item 24. Financial Statements and Exhibits

      a.    Financial Statements

            The financial statements of SBL Variable Annuity Account XIV at December 31, 2004, and for each of the specified periods ended December 31, 2004, or for portions of such periods as disclosed in the financial statements, are included in Part B of this Registration Statement.

            The consolidated financial statements of Security Benefit Life Insurance Company at December 31, 2004 and 2003, and for each of the three years in the period ended December 31, 2004 are included in Part B of this Registration Statement and are incorporated herein by reference to the financial statements filed with this Registration Statement No. 333-120399 (filed March 11, 2005).

      b.    Exhibits

            (1) Resolution of the Board of Directors of Security Benefit Life Insurance Company (SBL) authorizing establishment of the Separate Account(a)
            (2)   Not Applicable
            (3)   (a)   Marketing Organization Agreement(k)
                  (b)   SBL Variable Products Broker/Dealer Sales Agreement(i)
                  (c)   SBL Variable Product Sales Agreement (3-Way Agreement)
                        (Form 9482C 7-00)(j)
                  (d)   Commission Schedule(l)
                  (e)   Amendment to Marketing Organization, SBL Variable
                        Products Broker/Dealer Sales, and SBL Variable Product
                        Sales Agreements(l)
            (4)   (a)   Individual Contract (Form V6029 11-00)(l)
                  (b)   Individual Contract-Unisex (Form V6029 11-00U)(l)
                  (c)   Minimum Retirement Income Benefit Rider (Form V6092
                        10-04) (l)
                  (d)   Tax-Sheltered Annuity Endorsement (Form 6832A R9-96)(b)
                  (e)   Individual Retirement Annuity Endorsement (Form V6849A
                        R9-03)(c)
                  (f)   Roth IRA Endorsement (Form V6851A (R9-03))(c)
                  (g)   403a Endorsement (Form V6057 10-98)(d)
                  (h)   Waiver of Withdrawal Charge Rider - Hardship (Form V6075
                        4-01)(e)
            (5)    Application (Form V9501 10-04)(l)
            (6)   (a)   Composite of Articles of Incorporation of SBL(f)
                  (b)   Bylaws of SBL(g)
            (7)   Not Applicable
            (8)   (a)   Participation Agreement - AIM Equity Funds(e)
                  (b)   Participation Agreement - AIM Growth Series(e)
                  (c)   Participation Agreement - American Century(g)
                  (d)   Participation Agreement - Ariel(h)

                  (e)   Participation Agreement - Calamos(e)
                  (f)   Participation Agreement - Dreyfus(e)
                  (g)   Participation Agreement - Fidelity(e)
                  (h)   Participation Agreement - Strong(e)
                  (i)   Participation Agreement - Van Kampen(e)
                  (j)   Participation Agreement - PIMCO Variable Insurance
                        Trust(g)
            (9)   Opinion of Counsel(l)
            (10)  Consent of Independent Auditors
            (11)  Not Applicable
            (12)  Not Applicable
            (13) Powers of Attorney of Kris A. Robbins, J. Michael Keefer, Thomas A.
                  Swank and Malcolm E. Robinson. (l)

(a) Incorporated herein by reference to the Exhibits filed with the Registration Statement No. 333-41180 (filed July 11, 2000).
(b) Incorporated herein by reference to the Exhibits filed with the Registration Statement No. 333-23723 (filed March 16, 1997).
(c) Incorporated herein by reference to the Exhibits filed with the Registration Statement No. 333-93947 (filed April 30, 2004).
(d) Incorporated herein by reference to the Exhibits filed with the Registration Statement No. 333-23723 (filed April 30, 1999).
(e) Incorporated herein by reference to the Exhibits filed with the Registration Statement No. 333-41180 (filed March 1, 2002).
(f) Incorporated herein by reference to the Exhibits filed the Registration Statement No. 2-89328 (filed August 17, 1998).
(g) Incorporated herein by reference to the Exhibits filed with Registration Statement No. 333-41180 (filed April 30, 2004).
(h) Incorporated herein by reference to the Exhibits filed with the Registration Statement No. 333-41180 (filed May 1, 2002.)
(i) Incorporated herein by reference to the Exhibits filed with the Registration Statement No. 2-89328 (filed April 29, 1999).
(j) Incorporated herein by reference to the Exhibits filed with the Registration Statement No. 333-52114 (filed March 1, 2002).
(k) Incorporated herein by reference to the Exhibits filed with the Registration Statement No. 2-89328 (filed May 1, 2000).
(l) Incorporated herein by reference to the Exhibits filed with this Registration Statement No. 333-120399 (filed November 12, 2004).

Item 25. Directors and Officers of the Depositor

 Name and Principal
  Business Address              Positions and Offices with Depositor
--------------------     --------------------------------------------------
Kris A. Robbins*         President, Chief Executive Officer and Director
Thomas A. Swank*         Senior Vice President, Chief Financial Officer,
                         Treasurer and Director
J. Michael Keefer*       Senior Vice President, General Counsel,
                         Secretary and Director
Malcolm E. Robinson*     Senior Vice President, Assistant to the
                         President and Chief Executive Officer and
                         Director
David J. Keith*          Senior Vice President, IT and Customer
                         Management
Venette R. Davis*        Senior Vice President
Michael G. Odlum*        Senior Vice President and Chief Investment Officer
Kalman Bakk, Jr.*        Senior Vice President and Chief Marketing Officer
Amy J. Lee*              Associate General Counsel, Vice President and
                         Assistant Secretary

*Located at One Security Benefit Place, Topeka, Kansas 66636.

Item 26. Persons Controlled by or Under Common Control with the Depositor or Registrant

      The Depositor, Security Benefit Life Insurance Company ("SBL" or "the Company"), is owned by Security Benefit Corporation through the ownership of all of SBL's issued and outstanding shares of common stock. Security Benefit Corporation is wholly owned by Security Benefit Mutual Holding Company ("SBMHC"), which in turn is controlled by SBL policyholders. As of December 31, 2004 no one person held more than approximately 0.0003% of the voting power of SBMHC. The Registrant is a segregated asset account of SBL.

The following chart indicates the persons controlled by or under common control with SBL Variable Annuity Account XIV or SBL:

                                                                   Percent of Voting
                                                                   Securities Owned
                                              Jurisdiction of           by SBMHC
                     Name                      Organization     (directly or indirectly)
-------------------------------------------   ---------------   -----------------------
Security Benefit Mutual Holding Company
(Holding Company)                                 Kansas                    -
Security Benefit Corporation.
(Holding Company)                                 Kansas                  100%
Security Benefit Life Insurance Company
(Stock Life Insurance Company)                    Kansas                  100%
se(2), Inc.                                        Kansas                  100%
Security Management Company, LLC
(Investment Adviser)                              Kansas                  100%
Security Distributors, Inc. (Broker/Dealer,
Principal Underwriter of Mutual Funds)            Kansas                  100%
Security Benefit Academy, Inc.
(Daycare Company)                                 Kansas                  100%
Security Financial Resources, Inc.                Kansas                  100%
(Financial Services)
Security Financial Resources Collective
Investments, LLC                                 Delaware                  81%
(Private Fund)
First Security Benefit Life Insurance and
Annuity Company of New York                      New York                 100%
(Stock Life Insurance Company)
Brecek & Young Advisors, Inc.                   California                100%
Brecek & Young Financial Services Group of
Montana, Inc.                                     Montana                 100%
Brecek & Young Financial Services Group of
Nevada, Inc.                                      Nevada                  100%
Brecek & Young Financial Group Insurance
Agency of Texas, Inc.                              Texas                  100%

      SBL is also the depositor of the following separate accounts: SBL Variable Annuity Accounts I, III, and IV, SBL Variable Life Insurance Account Varilife, Security Varilife Separate Account, SBL Variable Annuity Account VIII (Variflex LS), SBL Variable Annuity Account VIII (Variflex Signature), SBL Variable Annuity Account VIII (Extra Credit), SBL Variable Annuity Account XI, SBL Variable Annuity Account XIV, Variflex Separate Account, SBL Variable Annuity Account XVII (ClassicStrategies), T. Rowe Price Variable Annuity Account, and Parkstone Variable Annuity Separate Account.

      Through the above-referenced separate accounts, SBL might be deemed to control the open-end management investment companies listed below. As of December 18, 2004, the approximate percentage of ownership by the separate accounts for each company was as follows:

Security Large Cap Value Fund........................    28.26%
SBL Fund.............................................    100.0%

Item 27. Number of Contractowners

      As of November 1, 2004, there were 0 owners of the Qualified Contracts and 0 owners of the Non-Qualified Contracts offered pursuant to this Registration Statement.

Item 28. Indemnification

      The bylaws of Security Benefit Life Insurance Company provide that the Company shall, to the extent authorized by the laws of the State of Kansas, indemnify officers and directors for certain liabilities threatened or incurred in connection with such person's capacity as director or officer.

      The Articles of Incorporation include the following provision:

                  (a) No director of the Corporation shall be liable to the
            Corporation or its stockholders for monetary damages for breach of his or her fiduciary duty as a director, provided that nothing contained in this Article shall eliminate or limit the liability of a director (a) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) under the provisions of K.S.A. 17-6424 and amendments thereto, or (d) for any transaction from which the director derived an improper personal benefit. If the General Corporation Code of the State of Kansas is amended after the filing of these Articles of Incorporation to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Code of the State of Kansas, as so amended.

                  (b) Any repeal or modification of the foregoing paragraph by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification.

      Insofar as indemnification for a liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Depositor has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Depositor of expenses incurred or paid by a director, officer or controlling person of the Depositor in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the Securities being registered, the Depositor will, unless in the opinion of its counsel the matter has been settled by a controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29. Principal Underwriter

      (a) Security Distributors, Inc. ("SDI"), a subsidiary of SBL, acts as distributor of the Contract issued under SBL Variable Annuity Account XIV. SDI also acts as distributor for variable annuity contracts issued under SBL Variable Annuity Accounts I, III, and IV, SBL Variable Life Insurance Account Varilife, Security Varilife Separate Account, SBL Variable Annuity Account VIII (Variflex LS, Variflex Signature, and Extra Credit), Variable Annuity Account XI, Variable Annuity Account XVII (Classic Strategies), and Parkstone Variable Annuity Separate Account. SDI acts as distributor for variable annuity contracts issued by First Security Benefit Life Insurance and Annuity Company of New York ("FSBL") issued under FSBL's Variable Annuity Account A and Variable Annuity Account B. SDI also acts as principal underwriter for the following management investment companies for which Security Management Company, LLC, an affiliate of SBL, acts as investment adviser: Security Equity Fund, Security Income Fund, Security Large Cap Value Fund, Security Municipal Bond Fund, SBL Fund and Security Mid Cap Growth Fund.

       (b)
 Name and Principal                  Position and Offices
 Business Address*                     with Underwriter
--------------------             ---------------------------
Gregory J. Garvin                President and Director
Michael G. Odlum                 Director
Tamara L. Brownfield             Treasurer
Amy J. Lee                       Secretary
Brenda M. Harwood                Vice President and Director
Frank D. Memmo                   Director
Richard J. Wells                 Director

            *One Security Benefit Place, Topeka, Kansas 66636-0001

      (c)   Not applicable.

Item 30. Location of Accounts and Records

      All accounts and records required to be maintained by Section 31(a) of the 1940 Act and the rules thereunder are maintained by SBL at its administrative offices--One Security Benefit Place, Topeka, Kansas 66636-0001.

Item 31. Management Services

      All management contracts are discussed in Part A or Part B.

Item 32. Undertakings

      (a) Registrant undertakes that it will file a post-effective amendment to this Registration Statement as frequently as necessary to ensure that the audited financial statements in the Registration Statement are never more than sixteen (16) months old for so long as payments under the Variable Annuity contracts may be accepted.

      (b) Registrant undertakes that it will include as part of the Variable Annuity contract application a space that an applicant can check to request a Statement of Additional Information.

      (c) Registrant undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request to SBL at the address or phone number listed in the prospectus.

      (d) Depositor represents that the fees and charges deducted under the Contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Depositor.

      (e) SBL, sponsor of the unit investment trust, SBL Variable Annuity Account XIV, hereby represents that it is relying upon American Council of Life Insurance, SEC No-Action Letter, [1988-1989 Transfer Binder] Fed. Sec. L. Rep. (CCH) Paragraph 78,904 (Nov. 28, 1988), and that it has complied with the provisions of paragraphs (1)-(4) of such no-action letter which are incorporated herein by reference.

      (f) Depositor represents that it is relying upon Rule 6c-7 under the Investment Company Act of 1940 with respect to Contracts issued to participants under the Texas Optional Retirement Program and that it has complied with the provisions of paragraphs (a) - (d) of that Rule.

                                   SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf in the City of Topeka, State of Kansas on this 22nd day of April 2005.

SIGNATURES AND TITLES

J. Michael Keefer,                      Security Benefit Life Insurance Company
Senior Vice President, General          - SBL Variable Annuity Account XIV
Counsel, Secretary and Director*        (The Registrant)

                                    By:        KRIS A. ROBBINS
                                        ----------------------------------------
Thomas A. Swank,                        Kris A. Robbins, President, Chief
Senior Vice President, Chief            Executive Officer and Director*
Financial Officer*, Treasurer
and Director*

                                    *By:       AMY J. LEE
Malcolm E. Robinson,                     ---------------------------------------
Senior Vice President and                Amy J. Lee
Director*                                Attorney-in-Fact

                                        Security Benefit Life Insurance Company
                                        (The Depositor)

                                    By:      KRIS A. ROBBINS
                                        ----------------------------------------
                                        Kris A. Robbins, President, Chief
                                        Executive Officer and Director*

                                    Date: April 22, 2005

                                  EXHIBIT INDEX

(1)   None

(2)   None

(3)   (a)   None
      (b)   None
      (c)   None
      (d)   None
      (e)   None

(4)   (a)   None
      (b)   None
      (c)   None
      (d)   None
      (e)   None
      (f)   None
      (g)   None
      (h)   None

(5)   None

(6)   (a)   None
      (b)   None

(7)   None

(8)   (a)   None
      (b)   None
      (c)   None
      (d)   None
      (e)   None
      (f)   None
      (g)   None
      (h)   None
      (i)   None
      (j)   None

(9)   None

(10)  Consent of Independent Auditors

(11)  None

(12)  None

(13)  None